Encana Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

ANNUAL MEETING/CALGARY, ALBERTA/MAY 13, 2014

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL MEETING OF SHAREHOLDERS (THE “MEETING”)

WHEN

May 13, 2014

10:00 a.m. (Calgary time)

WHERE

BMO Centre, Palomino Room

20 Roundup Way S.E.

Calgary, Alberta, Canada T2G 2W1

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.	to receive the Consolidated Financial Statements and the Auditor’s Report for the year ended December 31, 2013;
2.	to elect directors;
3.	to appoint the auditors for the ensuing year and authorize the directors to fix their remuneration;
4.	to hold a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in the accompanying Information Circular;
5.

to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to confirm amendments to the Corporation’s By-Law No. 1 to add an advance notice requirement for nominations of directors by shareholders in certain circumstances, as more particularly described in the accompanying Information Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of Encana Corporation (“Common Shares”) as at the close of business on March 14, 2014.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our registrar and transfer agent, CST Trust Company, 600 The Dome Tower, 333 – 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 10:00 a.m. (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, CST Phoenix Advisors, toll free in North America at 1-800-926-4985 or by email at inquiries@phoenixadvisorscst.com.

IDENTIFICATION, ENTRY AND WEBCAST

Shareholders, duly appointed proxyholders and registered guests may be requested to present government-issued or other appropriate identification prior to being permitted to enter the Meeting. The Corporation’s authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the Meeting.

Persons who are not shareholders or duly appointed proxyholders and who wish to attend the Meeting as a registered guest should, in advance of the Meeting, request permission to attend via email to investor.relations@encana.com or by mail to Investor Relations at Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

Only shareholders and duly appointed proxyholders are entitled to vote and participate in the business of the Meeting.

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of Encana Corporation,

Jeffrey G. Paulson

Vice-President, Corporate Legal Services

& Corporate Secretary

Calgary, Alberta

March 14, 2014

ENCANA CORPORATION

INFORMATION CIRCULAR

General Information	2	Compensation Governance Practices	47
Voting Information	3	Compensation Risk Management	47
Matters To Be Voted On	4	Executive Share Ownership Guidelines	48
How to Vote – Registered Shareholders	4	Incentive Compensation Clawback Policy	48
Completing the Proxy Form – Registered Shareholders	5	No Hedging Policy	49
How to Vote – Non-Registered (or Beneficial) Shareholders	6	Performance Graph	49
How the Votes are Counted	7	Changes to our Program for 2014: What to Expect	51
Governance Overview – 2013	7	Our 2014 Company Scorecard	51
Purposes of the Meeting	8	2014 Compensation Decisions	51
Financial Statements	8	Summary Compensation Table	52
Election of Directors	8	Outstanding Option-Based Awards	53
Director Compensation	14	Outstanding Share-Based Awards	54
Appointment of Auditors	16	Incentive Plan Awards – Value Vested or Earned During the Year	55
Auditors’ Fees	16	Retirement & Pension Plan Benefits	55
Non-Binding Advisory Vote on Approach to Executive Compensation (“Say On Pay”)		Defined Contribution Pension Table	56
	16	Defined Benefit Pension Table	57
Amendments to By-Law No. 1 – Advance Notice of Nominations of Directors		Termination and Change in Control Arrangements	59
	17	Change in Control Table	60
Statement of Executive Compensation	18	Conclusion	61
Letter to Shareholders	18	Equity Compensation Plan Information	62
Compensation Discussion and Analysis	22	Employee Stock Option Plan (“ESOP”)	62
Executive Overview	22	Performance Share Unit Plan (“PSU Plan”)	64
Human Resources and Compensation Committee	24	Restricted Share Unit Plan (“RSU Plan”)	65
Role and Responsibilities	24	Securities Authorized for Issuance Under Equity Compensation Plans	66
HRCC Independent Compensation Advisor	25
Human Resources Management	25	Statement of Corporate Governance Practices	67
Other Compensation Advisory Services	26	Encana’s Objectives	67
Our Compensation Approach	27	Board of Directors	69
Our Compensation Philosophy	27	Board of Directors’ Mandate	70
Compensation Elements	27	Position Descriptions	71
Total Direct Compensation	29	Orientation and Continuing Education of Directors	71
Compensation Peer Group	29	Ethical Business Conduct	73
Compensation Decision-Making Process	30	Nomination of Directors	73
New CEO: Compensation Arrangements	32	Corporate Governance	74
2013 Compensation Decisions	33	Compensation Committee	74
Former CEO	33	Audit Committee	75
Interim CEO	33	Other Board Committees	76
Annual Base Salary	34	Assessments of the Board	76
Annual Incentive (or “Bonus”) Plan	34	Key Governance Documents	76
Company Score	34	Other Matters	77
Determining Annual Bonus Eligibility	34	Shareholder Proposals	77
Changes to our Company Scorecard in 2013	35	Additional Information	77
2013 Company Scorecard	35	Questions and Other Assistance	78
Approved 2013 Company Score	37	Directors’ Approval	78
2013 Bonus Awards	37	Appendix A	A-1
2013 Executive Officer LTI Grants	41	Amendments to By-Law No. 1 – Advance Notice of Nominations of Directors	A-1
Determination of LTI Award Value	41
Mix of LTI Vehicles	42	Appendix B	B-1
Performance Share Units (“PSUs”)	42	Advisory Regarding Reserves Data and Other Oil and Gas Information	B-1
Stock Options	45
Restricted Share Units (“RSUs”)	45	Non-GAAP Measures	B-1
NEO Departures in 2013	46	Appendix C	C-1
Other Compensation Elements	46	Board of Directors’ Mandate	C-1
Executive Benefits & Perquisites	46
Pension and Retirement Arrangements	46
Employee Deferred Share Unit Plan	47

GENERAL INFORMATION

This Information Circular is dated March 17, 2014 and delivered in connection with the solicitation of proxies by and on behalf of the management of Encana Corporation for use at the Annual Meeting of Shareholders (the “Meeting”) and any adjournment or postponement thereof. In this document, “we”, “us”, “our”, “Company”, “Corporation” and “Encana” refer to Encana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by employees and agents of Encana.

We have retained CST Phoenix Advisors (“Phoenix”) to solicit proxies for us in Canada and the United States at a fee of approximately C$35,000, plus out-of-pocket expenses. All expenses in connection with the solicitation of proxies will be borne by Encana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please call Phoenix at 1-800-926-4985 (North American toll-free) or by email at inquiries@phoenixadvisorscst.com.

Unless otherwise stated, the information contained in this Information Circular is given as at March 17, 2014 and all dollar amounts are expressed in Canadian dollars (“C$”), except for the dollar amounts contained in the “Director Compensation” and “Statement of Executive Compensation” sections, which are expressed in United States dollars (“US$” or “U.S. dollars”), except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.	by mail;
2.	by fax;
3.	by telephone;
4.	on the internet; or
5.	by appointing another person to attend the Meeting and vote your Common Shares for you (“your proxyholder”).

You may authorize the directors of Encana who are named on the enclosed proxy form to vote your Common Shares at the Meeting or any adjournment or postponement thereof. You have the right to appoint another person to act as your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CST Trust Company (“CST”), or other agents we appoint, must receive your completed proxy form by 10:00 a.m. (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Registered Shareholders

You are a Registered Shareholder if Common Shares are registered in your name and you have a physical (paper) share certificate.

Non-Registered (or Beneficial) Shareholders

You are a Non-Registered Shareholder if a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your “Intermediary”). Non-Registered Shareholders do not ordinarily have a physical (paper) share certificate. Most shareholders are Non-Registered Shareholders.

A Shareholder can contact CST if he or she has any questions:

CST TRUST COMPANY

600 The Dome Tower

333 - 7 Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

TELEPHONE	FAX	INTERNET

1-866-580-7145 (toll-free in North America)	1-514-985-8843	www.canstockta.com

1-416-682-3863 (outside North America)

MATTERS TO BE VOTED ON

At the Meeting, shareholders will vote on:

•	the election of directors;

•	the appointment of the auditors and the authorization of the directors to fix their remuneration;

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in this Information Circular; and

•	the confirmation of amendments to the Corporation’s By-Law No. 1, as described in this Information Circular.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

The following summarizes the means by which a Registered Shareholder can vote during the Meeting. For more information, please see “Completing the Proxy Form – Registered Shareholders” section.

1. IN PERSON

Attend the Meeting and register with CST at one of the registration stations. You do not need to complete or return the proxy form ahead of the meeting.

2. BY PROXY

There are a number of ways you can vote your Common Shares by proxy:

By mail	• Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.
By fax	• Complete, sign and date your proxy form, faxing both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America)
By telephone

•       Call 1-888-489-7352 from a touch-tone phone and follow the voice instructions

•       You will need your 13-digit control number found on the back of the proxy form

•       Please note you cannot appoint a proxyholder via the telephone voting system

By internet	• Visit www.cstvotemyproxy.com and follow the instructions • You will need your 13-digit control number found on the back of the proxy form

3. BY PROXYHOLDER

You can appoint another person to attend the Meeting and vote your Common Shares (your “proxyholder”).

The proxyholder does not have to be an Encana shareholder. To properly appoint a proxyholder by mail or fax, write the person’s name in the space provided on the proxy form. Ensure to sign and date the proxy form before sending it back. If appointing a proxyholder by internet, go to the website and follow the online instructions.

Your proxyholder should plan to arrive in advance of the Meeting and register with CST at one of the registration stations.

Your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote, unless you indicate otherwise.

COMPLETING THE PROXY FORM – REGISTERED SHAREHOLDERS

You can choose to vote “For” or “Withhold Vote” from:

•	the election of the persons nominated for election as directors; and

•	the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to fix their remuneration.

You can choose to vote “For” or “Against”:

•	a non-binding advisory vote approving the Corporation’s approach to executive compensation, as described in this Information Circular; and

•	the confirmation of amendments to the Corporation’s By-Law No. 1, as described in this Information Circular.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so that it is received by 10:00 a.m. (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form without appointing a proxyholder, you authorize appointees Clayton Woitas and Doug Suttles, who are directors of Encana, to act as your proxyholders and to vote your Common Shares for, against, or withhold from voting, in accordance with your instructions on any vote or ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly.

If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast as follows:

•	FOR the election of the persons nominated for election as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to fix their remuneration;

•	FOR the approval, on an advisory and non-binding basis, of the Corporation’s approach to executive compensation, as described in this Information Circular; and

•	FOR the confirmation of amendments to the Corporation’s By-Law No. 1, as described in this Information Circular.

The appointees will vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters that may properly come before the Meeting and in respect of which you are entitled to vote.

If you want to appoint a proxyholder to vote your Common Shares at the Meeting, write the name of the person voting for you in the space provided. If you are completing your proxy on the internet, follow the instructions on the website on how to appoint a proxyholder.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you (or your authorized attorney) must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy, please contact Phoenix at 1-800-926-4985 (toll-free in North America) or by email at inquiries@phoenixadvisorscst.com.

Changing Your Vote – Registered Shareholders

You can change a vote you made by proxy provided such change is received before 10:00 a.m. (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by:

•	completing a proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST; or

•	voting again by telephone or on the internet.

You can revoke a vote you made by proxy by voting in person at the Meeting, provided you have previously sent or given a notice of revocation in writing as set out below:

•

sending a notice of revocation in writing from you or your authorized attorney to CST so that it is received before the close of business (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting; or

•	giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement of the Meeting.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

1. IN PERSON

•

We do not have access to the names or holdings of our Non-Registered Shareholders. As a Non-Registered Shareholder, if you want your Common Shares to be voted in person at the Meeting, you must appoint a proxyholder who will attend the Meeting in person. You can appoint yourself, or someone else, as proxyholder by printing your name, or the name of another person, in the space provided on the voting instruction form received from your Intermediary and submit it as directed. Your voting instructions, including your proxyholder appointment, must be received at least one business day prior to May 9, 2014 to allow your voting instructions to be received by CST by 10:00 a.m. (Calgary time) on May 9, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

•	On the day of the Meeting, proxyholders must register with CST at one of the registration stations.

2. BY PROXY

•	Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

•

In most cases, you will receive a voting instruction form from your Intermediary allowing you to provide your voting instructions by telephone, internet or mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com and follow the instructions using your 13-digit control number located on your voting instruction form.

•	In some instances, you may receive a proxy form from your Intermediary which:

-	is to be completed and returned by you as directed in the instructions provided; or

-	has been pre-authorized by your Intermediary and which is to be completed, dated, signed and returned by you to CST, by mail or by fax.

Changing Your Vote – Non-Registered Shareholders

You may change your voting instructions by contacting your Intermediary as per its instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 14, 2014 on all matters proposed to come before the Meeting. As of March 17, 2014, there were 740,946,505 issued and outstanding Common Shares.

CST counts and tabulates the votes and does so independently of Encana to ensure that the votes of individual shareholders remain confidential. CST refers proxy forms to Encana only when:

•	it is clear that a shareholder wants to communicate with management;

•	the validity of the proxy is in question; or

•	the law requires it.

As at March 17, 2014, to the knowledge of the directors and executive officers of Encana, no person or company beneficially owned or controlled or directed, directly or indirectly, Common Shares carrying ten (10) percent or more of the voting rights attached to the Common Shares.

GOVERNANCE OVERVIEW – 2013

This Information Circular contains an extensive discussion of Encana’s corporate governance framework and practices. To assist our stakeholders in understanding our governance framework and practices, set out below is our Governance Overview for the year ended December 31, 2013. Please see “Statement of Corporate Governance Practices” on pages 67 to 77 for further details on Encana’s corporate governance practices.

Board Structure	✓	No directors attended less than 75 percent of the board meetings
	✓	Directors are elected on an individual basis
	✓	The Chairman of the Board of Directors is considered an independent director
	✓	90 percent of the Board of Directors is considered independent
	✓	The Board of Directors and individual directors are subject to an annual performance evaluation
	✓	100 percent of the Nominating and Corporate Governance Committee is considered independent
	✓	100 percent of the Human Resources and Compensation Committee is considered independent
	✓	100 percent of the Audit Committee is considered independent
	✓	100 percent of the Reserves Committee is considered independent
Compensation	✓	The Company has issued equity incentive awards, however any repricing of stock option / stock appreciation rights (“SARs”) requires the approval of both the Board of Directors and its shareholders
	✓	The Company has not repriced treasury-based options or exchanged them for shares, options or cash without shareholder approval in the last three years
	✓	Non-employee directors do not participate in our employee long-term incentive plans
	✓	The Company discloses complete performance measure information for the short-term variable remuneration it grants to its executive officers
	✓	The multiple of salary plus bonus in the change in control agreement for the Chief Executive Officer (“CEO”) is two years
	✓	Executive performance share units are based on Board-approved performance targets which are fully disclosed
	✓	The Company has issued stock options or SARs to its executive officers with a vesting period of 36 months
	✓	The Company has issued restricted share units to its executive officers with a vesting period of 36 months
Shareholder Rights	✓	All directors are elected annually
	✓	The proportion of non-voting shares relative to the share capital is 0 percent
	✓	The Company has a plurality vote standard with a director resignation policy
	✓	Quorum for shareholder meetings is at least two persons representing a minimum of 25 percent of the shares
	✓	The Company has a single class share capital structure
	✓	All common shareholders are entitled to vote on all directors standing for election
	✓	The Board of Directors has not ignored any majority supported shareholder proposals
Audit	✓	Non-Audit fees represent 12.78 percent of total fees paid to the independent auditors
	✓	The independent auditors issued an unqualified opinion in the past year
	✓	The Company has not restated financial statements in the past two years
	✓	The Company has not made late financial disclosure filings in the past two years
	✓	The securities regulators have not taken any enforcement action against the Company in the past two years
	✓	The Company has not disclosed any material weakness in its internal controls in the past two years

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of Encana for the year ended December 31, 2013 and the Auditor’s Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditor’s Report thereon and Management’s Discussion and Analysis are contained in the 2013 Annual Report, which is found on our website at www.encana.com and which has been mailed to Registered Shareholders and to Non-Registered Shareholders who have opted to receive it.

ELECTION OF DIRECTORS

Encana’s Articles of Incorporation provide that the minimum number of directors shall be eight and the maximum number shall be 17. There are currently 10 directors. The Board of Directors of Encana (the “Board” or the “Board of Directors”) has set the number of directors to be elected at the Meeting at nine. At the Meeting, shareholders will be asked to elect as directors the nine nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. Except for Doug Suttles, all of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 23, 2013 for a term expiring upon the close of the next annual meeting of shareholders.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance (“NCG”) Committee will consider any such resignation and make a recommendation to the Board. In the absence of special circumstances, it is expected that the Board will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within ninety (90) days. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Nominees for Election

The following tables provide the names, ages and cities of residence of all persons proposed to be nominated for election as directors of Encana, their Committee memberships, their attendance record at the Board and Committee meetings during 2013, the year in which each became a director of Encana or a predecessor company of Encana, their present occupations, brief biographies and areas of expertise of such persons, and the number and market value of Encana Common Shares and Deferred Share Units (“DSUs”) held directly, indirectly, controlled or directed by each nominee as at March 17, 2014 and February 28, 2013, respectively.

Peter A. Dea
Denver, Colorado, USA Age: 60 Director since: 2010 Independent

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006, he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company which sold in 2006 for approximately US$5.3 billion). He joined Barrett Resources Corporation (a public natural gas company which was sold in 2001 for approximately US$2.7 billion) in November 1993 and served as Chief Executive Officer and director from November 1999 and Chairman from February 2000 through August 2001, prior to which time he held several managerial and geologic positions with Exxon Company, U.S.A.

	Areas of expertise	Education
	• Energy, oil and natural gas • Energy policy • Higher education	• Bachelor of Arts in Geology (Western State Colorado University) • Masters of Science in Geology (University of Montana) • Harvard Business School, Advanced Management Program
Mr. Dea brings over 30 years of oil and gas exploration and production experience and involvement in state and national energy policies to Encana’s Board of Directors.	Non-profit sector affiliations
• Director, Denver Museum of Nature and Science • Director, Alliance for Choice in Education
Awards and Accomplishments
• Named “Wildcatter of the Year” for 2010 by the Independent Petroleum Association of Mountain States • Rocky Mountain Oil & Gas Hall of Fame inductee in 2009 • Certified Professional Geologist

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	135	53,717 $1,210,781	$1,123,824	30,000 $676,200
Corporate Responsibility, Environment, Health and Safety-Chairman	3 of 3	100%	2013	135	42,100 $780,955	$783,459
Reserves	1 of 2	50%

Claire S. Farley
Houston, Texas, USA Age: 55 Director since: 2008 Independent

Ms. Farley has been a member of KKR Management LLC, the general partner of KKR & Co. (a public global investment firm) since December 2012. Prior to joining KKR & Co., Ms. Farley co-founded RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010. She is also a director of FMC Technologies, Inc. (a public global oil and gas equipment and service company) and LyondellBasell Industries N.V. (a plastics, chemical and refining company). She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005, when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley spent 18 years (1981 to 1999) at Texaco, Inc., where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).

	Areas of expertise	Education
Ms. Farley brings over 30 years of oil and gas exploration, development and advisory experience to Encana’s Board of Directors.	• Oil and gas exploration and production operations • Oil and gas investing • Oil and gas mergers, acquisitions and divestitures	• Bachelor of Science in Geology (Emory University)
Past five years of public company directorships
• FMC Technologies, Inc. • LyondellBasell Industries N.V.

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 9	88%	2014	0	76,770 $1,730,396	$1,730,396	30,000 $676,200
Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2013	0	64,295 $1,192,672	$1,192,672
Nominating and Corporate Governance	4 of 4	100%
Reserves – Chairperson	2 of 2	100%

Fred J. Fowler
Houston, Texas, USA Age: 67 Director since: 2010 Independent

Mr. Fowler is a Corporate Director. He was Chairman of Spectra Energy Partners, LP (a public natural gas pipeline and storage entity) from October 2008 to November 2013 and continues as a director. Mr. Fowler is a director of PG&E Corporation (a public natural gas and electric utility company). He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public electric and gas company), including President and Chief Operating Officer from November 2002 to April 2006.

	Areas of expertise	Education
	• Energy, oil and natural gas, natural gas liquids • Natural gas processing and transportation • Corporate governance	• Bachelor of Finance (Oklahoma State University)
Mr. Fowler brings extensive experience in the areas of natural gas liquids, natural gas processing and transportation to Encana’s Board of Directors.	Past five years of public company directorships • Spectra Energy Corp. • Spectra Energy Partners, LP • DCP Midstream Partners, LP • PG&E Corporation

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	3,000	53,791 $1,212,449	$1,280,069	30,000 $676,200
Corporate Responsibility, Environment, Health and Safety	3 of 3	100%	2013	2,000	42,171 $782,272	$819,372
Human Resources and Compensation	5 of 5	100%

Suzanne P. Nimocks
Houston, Texas, USA Age: 54 Director since: 2010 Independent

Ms. Nimocks is a Corporate Director. She is a director of Rowan Companies plc (a public international contract drilling services company), ArcelorMittal (world’s largest public steel company) and Owens Corning (a leading global producer of residential and commercial building materials). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and served as the Houston Office Manager for eight years.

	Areas of expertise	Education
	• International energy business • Strategy • Risk Management	• Bachelor of Arts in Economics (Cum Laude) (Tufts University) • Masters in Business Administration (Harvard Graduate School of Business)
Ms. Nimocks brings strategy and risk management expertise in the energy industry to Encana’s Board of Directors.	Past five years of public company directorships • Rowan Companies plc • ArcelorMittal • Owens Corning	Non-profit sector affiliations • Director, Houston Zoo Inc. • Trustee, Texas Children’s Hospital

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	8 of 9	88%	2014	0	53,791 $1,212,449	$1,212,449	30,000 $676,200
Audit	5 of 5	100%	2013	0	42,171 $782,272	$782,272
Human Resources and Compensation – Chairperson	5 of 5	100%
Nominating and Corporate Governance	2 of 2	100%
Executive Search Committee – Chair	8 of 8	100%

Jane L. Peverett
West Vancouver, British Columbia, Canada Age: 55 Director since: 2003 Independent

Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, Associated Electric & Gas Insurance Services Limited (a private mutual insurance company), Postmedia Network Inc. and Postmedia Network Canada Corp. (a public publishing company). Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited (a natural gas storage, transmission and distribution company) from April 2002 to May 2003, President & Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000.

	Areas of expertise	Education
	• Energy, oil and natural gas • Financial services • Utilities	• Bachelor of Commerce (McMaster University) • Master of Business Administration (Queen’sUniversity) • Certified Management Accountant • Institute of Corporate Directors, Director Education Program
Ms. Peverett brings experience as CEO of both gas and electric utilities companies to her role as a member of Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Canadian Imperial Bank of Commerce • Northwest Natural Gas Company • Postmedia Network Canada Corp.	• Director, United Way of Vancouver
Awards and Accomplishments
• Canadian Security Analyst Certificate • Fellow, Certified Management Accountants

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	0	136,701 $3,081,241	$3,081,241	30,000 $676,200
Audit – Chairperson	5 of 5	100%	2013	0	122,023 $2,263,527	$2,263,527
Nominating and Corporate Governance	4 of 4	100%
Reserves	2 of 2	100%

Brian G. Shaw
Toronto, Ontario, Canada Age: 60 Director since: 2013 Independent

Mr. Shaw is a Corporate Director. He is an experienced financial industry executive with particular expertise in capital markets and investing activities and is a private investor and corporate advisor. Mr. Shaw is an alumni of CIBC World Markets Inc. (and its predecessor firm Wood Gundy) where he was employed for 23 years. He was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008 and prior to that managed the Global Equities Division for a number of years. Mr. Shaw is currently a director of Manulife Bank of Canada (a private chartered bank), Manulife Trust Company (a private trust company) and Ivey Canadian Exploration Ltd. (a private exploration company).

	Areas of expertise	Education
	• Capital markets and investing • Financial services • Energy, oil and natural gas	• Bachelor of Commerce (University of Alberta) • Master of Business Administration (University of Alberta) • Chartered Financial Analyst
Mr. Shaw brings experience as a financial services executive to his role as a member of Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Patheon Inc.	• Member, CFA Society Toronto • Chairman, TMX IP Governance Committee

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	10,000	20,378 $459,320	$684,720	30,000 $676,200
Audit	5 of 5	100%	2013	0	10,000 $185,500	$185,500
Human Resources and Compensation	5 of 5	100%

Douglas J. Suttles
Calgary, Alberta, Canada Age: 53 Director since: 2013 Not Independent

Mr. Suttles was appointed Encana’s President & Chief Executive Officer on June 10, 2013. From March 2011 until June 2013, Mr. Suttles was an independent businessman, having over 30 years of experience in the oil and gas industry in various engineering and leadership roles. He has held a number of senior leadership posts at BP, including Chief Operating Officer of BP Exploration & Production from January 2009 until March 2011 and President of BP Alaska from December 2006 until December 2008. He was a member of the board of BP America as well as the BP America Operations Advisory Board. Previously, he served as President of BP Sakhalin Inc., where he was responsible for BP’s activities in Sakhalin, Russia and other senior leadership roles in BP, including Vice President for North Sea operations and President of BP’s Trinidadian oil business. Prior to joining BP, Mr. Suttles was an engineer with Exxon from 1983 to 1988.

	Areas of expertise	Education
	• Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	• Bachelor of Science in Mechanical Engineering (University of Texas, Austin)
Mr. Suttles brings extensive North American and international experience in energy development and production to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• Ceres, Inc.	• Spindletop Charities Advisory Board • University of Texas Engineering Advisory Board

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	7 of 7	100%	2014	2,700	0	$60,858	N/A
			2013	N/A	N/A	N/A

Bruce G. Waterman
Calgary, Alberta, Canada Age: 63 Director since: 2010 Independent

Mr. Waterman is a Corporate Director. He retired in January 2013 from Agrium Inc. (a public agricultural company) as Executive Vice President, having held senior roles as Chief Financial Officer, as well as in Business Development and Strategy since April 2000. Mr. Waterman is a director of Enbridge Income Fund Holdings Inc., a Trustee of Enbridge Commercial Trust and a director of Irving Oil Limited (a private oil and gas company). He was Vice President and Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000. Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.

	Areas of expertise	Education
	• Energy, oil and natural gas • Finance and accounting • Business Development	• Bachelor of Commerce (Honours) (Queen’s University) • Chartered Accountant
Mr. Waterman brings a wealth of energy industry, financial, business development and government relations knowledge to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• OPTI Canada Inc. • Enbridge Income Fund Holdings Inc.	• Selection Committee Chairman, Canada’s CFO of the Year™
Awards and Accomplishments
• Named Canada’s CFO of the Year™ in 2008 • Fellow of the Chartered Accountants

2013 Board/Committee membership	2013 Overall attendance		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	42,000	59,926 $1,350,732	$2,297,412	30,000 $676,200
Audit	5 of 5	100%	2013	10,000	47,315 $877,693	$1,063,193
Human Resources and Compensation	5 of 5	100%

Clayton H. Woitas
Calgary, Alberta, Canada Age: 65 Director since: 2008 Independent

Mr. Woitas has been Encana’s Chairman of the Board since July 22, 2013. From January 11, 2013 to June 10, 2013 Mr. Woitas acted as Interim President and Chief Executive Officer of Encana. He is also Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of Gibson Energy Inc. (a public oil and gas midstream company). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President & Chief Executive Officer of Profico Energy Management Ltd. (a private company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President & Chief Executive Officer of Renaissance Energy Ltd. (a public company focused on the Western Canadian energy sector).

	Areas of expertise	Education
	• Energy, oil and natural gas • Acquisitions • Natural gas exploration and production	• Bachelor of Science in Civil Engineering (University of Alberta)
Mr. Woitas brings extensive experience in the areas of acquisitions and natural gas exploration and production to Encana’s Board of Directors.	Past five years of public company directorships	Non-profit sector affiliations
	• NuVista Energy Ltd. • Enerplus Corporation • Gibson Energy Inc.	• Member, Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

2013 Board/Committee membership	2013 Overall attendance(6)		Securities Held				Minimum share ownership required (Value Equivalent)(5)
			Year	Common Shares (#)(1)	DSUs (# and Market or Payout Value)(2,3)	Total Market Value of Common Shares/DSUs (1,2,4)
Board	9 of 9	100%	2014	102,690	76,829 $1,731,726	$4,046,358	30,000 $676,200
Corporate Responsibility, Environment, Health and Safety	2 of 2	100%	2013	92,690	64,352 $1,193,730	$2,913,129
Nominating and Corporate Governance	4 of 4	100%
Reserves	1 of 1	100%
Executive Search Committee	8 of 8	100%

Notes:

(1)	The information as to Common Shares held has been furnished by each of the nominees as of March 17, 2014 and February 28, 2013, respectively.

(2)	The information as to the DSUs held by directors is as of March 17, 2014 and February 28, 2013. For more detailed information relating to the DSUs held by the directors, see “Director Compensation”.

(3)

“Market or Payout Value” represents the market or payout value of vested share-based awards not paid out or distributed in Canadian dollars and was determined by multiplying the number of DSUs held by each nominee as of March 17, 2014 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on that same date (C$22.54).

(4)

The “Total Market Value of Common Shares/DSUs” is expressed in Canadian dollars and was determined by multiplying the number of Common Shares and DSUs held by each nominee as of March 17, 2014 in respect of 2014 and as of February 28, 2013 in respect of 2013 by the closing price of the Common Shares on the TSX on those same dates (C$22.54 and C$18.55 respectively).

(5)

Encana’s Share Ownership Guidelines for directors require each director, other than the President & CEO, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Deferred Share Unit Plan for Directors of Encana Corporation. See “Director Compensation”. Dollar values indicate the value of the minimum number of Common Shares/DSUs in Canadian dollars as at March 17, 2014. Mr. Suttles is subject to the Executive Share Ownership Guidelines and currently has until five years from the date of his appointment as President & CEO, or June 10, 2018, to achieve his required share ownership level under the Guidelines. Please see page 48 with respect to Mr. Suttles’ share ownership requirements.

(6)

In addition to being a member of the NCG Committee, Mr. Woitas is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. Woitas attends as his schedule permits and may vote when necessary to achieve a quorum.

As of March 17, 2014, the number of Common Shares held beneficially by Encana directors and executive officers and Common Shares held by employees under Encana’s savings plans, together with the total number of Common Shares under option, amount to approximately 29.4 million Common Shares, representing approximately 4 percent of the voting shares of Encana on a diluted basis. In addition, directors, executive officers and employees held 866,738 DSUs.

Encana’s management has no reason to believe that any of the above nominees will be unable to serve as a director, but in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

DIRECTOR COMPENSATION

All amounts reported in this section were paid to our directors in Canadian dollars. Unless otherwise noted, these amounts were converted from Canadian dollars to U.S. dollars for inclusion in this section using an exchange rate of C$1.00 = US$0.971, which is the average exchange rate for Canadian dollars to U.S. dollars for January 1, 2013 to December 31, 2013, based on the daily noon buying rate published by the Bank of Canada, as is required since our financial statements are published in U.S. dollars.

The compensation provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of Encana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation.

During 2013, the fee structure for cash compensation for our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$29,130
Annual Retainer for Chairman of the Board (paid in quarterly installments)	$242,750
Committee Chairman Fee (paid in quarterly installments)	$7,282.50
Audit Committee Chairperson Supplemental Fee* (paid in quarterly installments)	$7,282.50
Meeting Fee (for attendance in person or by telephone)	$1,456.50 for Board meetings $1,456.50 for Committee meetings

* Audit Committee Chairperson Supplemental Fee is in addition to Committee Chairman Fee.

For each meeting of the Board or a Committee, where a director was required to travel to Calgary, Alberta, Canada which is outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

No compensation was paid to our directors to prepare for Board or Committee meetings.

Deferred Share Unit Plan

We have a Deferred Share Unit Plan for Directors of Encana (“Directors’ DSU Plan”). All directors, except directors who are members of management, receive an annual grant of 10,000 Deferred Share Units (“DSUs”) on or after January 1 of each year unless Encana is under a trading blackout. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board unless Encana is under a trading blackout at such time. In cases where trading blackouts exist, the annual directors’ DSU grant (or initial DSU grant for newly appointed or elected directors) is postponed until after the trading blackout is lifted. Prior to the start of each year, our directors may elect to take all or a portion of their annual retainer and meeting fees for the ensuing year in the form of DSUs. DSUs vest once they are credited to the director’s DSU account and may only be redeemed after the director ceases to be a director of Encana.

When a dividend is paid on Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

When a director ceases to be a director of the Company, by December 15 of the first calendar year following the year that the directorship ceased, a director is entitled to request redemption of the DSUs following which the value of the redeemed DSUs is paid to the director in cash on an after-tax basis. The value of the DSUs on any particular date is calculated by multiplying the number of DSUs in the director’s DSU account by the then market value of a Common Share.

For information regarding the total number and market value of DSUs and the total market value of Common Shares and DSUs held by our directors, see “Purposes of the Meeting – Election of Directors – Nominees for Election”.

Share Ownership Guidelines

Encana’s Share Ownership Guidelines for directors require each director, within three years immediately following the individual becoming a director, to purchase Common Shares or hold DSUs totalling in number at least three times the annual grant of DSUs which the director receives in his or her capacity as a director pursuant to the Directors’ DSU Plan. Currently, each director who has been a director for at least three years is in compliance with the Share Ownership Guidelines.

Restrictions on Trading and Hedging Encana Securities

Directors are prohibited from directly or indirectly:

¡	selling Encana securities that they do not own, have not fully paid for or have no right to own (a short sale);

¡	selling a “call option” or buying a “put option” in respect of any Encana securities;

¡	entering into equity monetization transactions involving any Encana securities that form part of the Share Ownership Guidelines or that is the equivalent of “selling short”; or

¡	entering into any brokerage arrangements which might result in a sale of Encana securities at a time when a director is not permitted to trade.

Alignment of Interests

The Board of Directors believes that the following measures effectively align the interests of directors with those of shareholders:

¡	Encana’s Share Ownership Guidelines for directors, which require directors to purchase Common Shares or hold DSUs totaling in number at least three times the annual grant of DSUs to directors; and

¡	the ability of directors to take all or a portion of their annual retainer and meeting fees in the form of DSUs.

Director Compensation Table

The following table summarizes the annual compensation of our non-executive directors for the year ending December 31, 2013.

Name	Fees Earned(1) ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
PETER A. DEA	51,290	184,843	3,460	239,593
CLAIRE S. FARLEY	61,173	184,843	4,917	250,933
FRED J. FOWLER	53,891	184,843	4,917	243,651
SUZANNE P. NIMOCKS	80,836	184,843	4,917	270,596
DAVID P. O’BRIEN, O.C.(4)(6)	206,186	184,843	547	391,576
JANE L. PEVERETT	72,825	184,843	547	258,215
ALLAN P. SAWIN(5)(6)	17, 942	184,843	215	203,000
BRIAN G. SHAW	56,804	184,843	439	242,086
DOUGLAS J. SUTTLES(7)	N/A	N/A	N/A	N/A
BRUCE G. WATERMAN(6)	56,804	184,843	547	242,194
CLAYTON H. WOITAS(4)	152,529	184,843	547	337,919

Notes:

(1)	Fees earned include annual Board retainer, Board and Committee meeting fees and, where applicable, Committee Chairman retainers.

(2)

We grant 10,000 DSUs to our directors on or after January 1st of each year (or for new directors, upon joining the Board), unless Encana is under a trading blackout at such time (in which case the grant is issued only after the trading blackout is lifted). We have calculated a grant date indicative fair market value for each 10,000 DSU grant for 2013 in the amount of $196,600 using the closing price of a Common Share on the TSX on December 31, 2012 of $19.66 and converted these amounts from Canadian dollars to U.S. dollars using a December 31, 2013 exchange rate of C$1.00 = US$0.9402 for the total amount of $184,843. This value also represents the amount of share-based awards that vested in 2013 for our directors.

(3)	Represents travel fees paid to directors, as applicable, and the cost of provided insurance coverage.

(4)	On July 22, 2013, Mr. David P. O’Brien retired as Chairman of the Board and Mr. Clayton H. Woitas was appointed Chairman of the Board.

(5)	Mr. Allan P. Sawin did not stand for re-election at the April 23, 2013 Annual General Meeting of Shareholders.

(6)	Elected to receive all or a portion of fees in the form of DSUs.

(7)	Mr. Suttles receives no compensation in his capacity as a director.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Encana to hold office until the close of the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP has been the auditors of Encana for more than 10 consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement, if they so wish, and will be available to respond to appropriate questions.

AUDITORS’ FEES

The following table provides information about the fees billed to Encana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2013 and 2012:

	2013	2012
	(C$ thousands)
Audit Fees(1)	3,583	3,393
Audit-Related Fees(2)	312	132
Tax Fees(3)	415	361
All Other Fees(4)	4	4

TOTAL	4,314	3,890

Notes:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2013 and 2012, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2013 and 2012, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2013 and 2012, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2013 or 2012.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION (“SAY ON PAY”)

As part of Encana’s ongoing commitment to strong corporate governance practices, shareholders are being provided with the opportunity to approve the Corporation’s approach to executive compensation through a non-binding advisory vote (“Say on Pay”). The Board recognizes that shareholders should be given an opportunity to fully understand the philosophy, objectives and elements that the Board has used and considered in making executive compensation decisions, and this Say on Pay vote represents the fourth consecutive year in which such an opportunity has been provided to shareholders.

The Board of Directors unanimously recommends that shareholders vote in favour of the following non-binding advisory vote set out below.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the non-binding advisory resolution. The text of the non-binding advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders approve the approach to executive compensation as described in the “Statement of Executive Compensation” section of the Information Circular dated March 17, 2014 and delivered in advance of the 2014 Annual Meeting of Shareholders.”

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote and, where there is a significant proportion of negative Say on Pay votes, the Board would take steps to better understand any shareholder concerns that might have influenced voting results.

AMENDMENTS TO BY-LAW NO. 1 – ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the following amendments to By-Law No. 1 of the Corporation. By-Law No. 1 sets forth the general rules with respect to the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the borrowing powers of the Board, the formalities associated with meetings of the Board, the formalities associated with shareholder meetings, the appointment of officers, the division of the business and operations of the Corporation into divisions and units, the indemnification of directors and officers, the payment of dividends, and communications between the Corporation and shareholders.

The amendments to By-Law No. 1 (hereafter referred to as the “Advance Notice By-Law Amendment”) are made in furtherance of the Corporation’s commitment to: (i) facilitating an orderly and efficient annual general shareholder meeting or, where the need arises, special shareholder meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. As a whole, it is intended to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors.

By-Law No. 1, Part Five – “Meeting of Shareholders” has been amended by adding a new Section 5.10 to Part Five entitled “Advance Notice of Nominations of Directors” which, among other things, fixes a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The full text of the amendments is set forth in Appendix A to this Information Circular.

Shareholders who would like to receive a copy of the previous By-Law No. 1 as in effect prior to February 12, 2014, and as amended, should contact the Corporate Secretary of Encana at (403) 645-2000 or by fax at (403) 645-4617 or by accessing it on the Corporation’s website (www.encana.com).

The Board has determined that the Advance Notice By-Law Amendment is in the best interests of the Corporation. Pursuant to the Canada Business Corporations Act, the Board has adopted the above-mentioned amendments to By-Law No. 1, effective February 12, 2014, and is required to submit same to Encana’s shareholders at this Meeting for confirmation.

The Board of Directors unanimously recommends that shareholders vote in favour of the ordinary resolution set out below.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the ordinary resolution. The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set out below.

“RESOLVED as an ordinary resolution of the holders of common shares that the amendments to By-Law No. 1 of the Corporation enacted by the Board of Directors at its meeting on February 12, 2014 and as described in the Information Circular of the Corporation dated March 17, 2014 are hereby confirmed.”

STATEMENT OF EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

As Board Chairman and Chairperson of the Human Resources and Compensation Committee (“HRCC”), we are committed to ensuring the compensation of our executive officers is aligned with Encana’s performance and the creation of value for our shareholders. To demonstrate how we continually seek to fulfill this commitment, we are pleased to provide you with our 2013 Statement of Executive Compensation.

For the fourth consecutive year, we are offering you the opportunity to cast your advisory vote regarding our approach to executive compensation (your “Say on Pay” vote). We hope the following information will assist you in understanding our approach, including the principles and process by which we reach decisions regarding compensation for our executive officers. In this regard, we have included an Executive Overview of our program on pages 22 to 23.

2013: A Year of Transition

Fiscal 2013 was a year of significant transformation for Encana. In January, we announced the departure of former President & Chief Executive Officer, Mr. Randy Eresman. At the same time, we announced the appointment of a Board-approved Executive Search Committee (the “Search Committee”), charged with identifying and recommending a new President & Chief Executive Officer (“CEO”) to the Board.1 Assisted by an external recruitment firm, the Search Committee immediately initiated a comprehensive global search process. The Search Committee also retained Meridian Compensation Partners LLC (“Meridian”), independent compensation advisor to the HRCC, to provide objective advice and analysis regarding potential compensation arrangements for the new CEO.

Following completion of a rigorous five month search process, including consideration of internal executive candidates, on June 11, 2013, we announced the appointment of Mr. Doug Suttles as our President & CEO. Mr. Suttles has over 30 years of leadership experience in the oil and gas industry including, most recently, as Chief Operating Officer, BP Exploration & Production. With a proven track record of operational excellence, strategic leadership abilities and exemplary communication skills, Mr. Suttles was a clear choice to steward Encana toward our goal of becoming the leading resource play company in North America.

Immediately following his appointment, Mr. Suttles commenced a thorough asset review and strategy development process. Integral to this process was a critical assessment of our current organizational design. On October 1, 2013, Mr. Suttles announced a new organizational structure designed to align with key competencies identified during the strategy development process. Also announced was a newly constituted Executive Leadership Team (“ELT”), including the departure of four (of the formerly eight) ELT members, including Named Executive Officers (“NEOs”) Messrs. Jeff Wojahn and Bill Oliver. This announcement was followed by a 20 percent across-the-board reduction of our North American workforce.

The impact of Mr. Suttles’ leadership continued in November 2013 with the unveiling of Encana’s new strategy centered around a disciplined focus on generating profitable growth. With the objective to grow shareholder value, our new strategic plan is founded on the following four core competencies or pillars:

✓	Top Tier Assets: Focused identification of a limited number of core growth assets characterized by high quality reservoirs, strong returns, scale and running room;

✓

Capital Allocation: Highly disciplined and dynamic capital allocation, concentrating capital on our core growth plays to ensure we are directing our investment dollars in a manner consistent with our strategy, and which generates the most value for our shareholders;

✓

Market Fundamentals: Continuing to actively monitor and manage the effects of market volatility to ensure we remain agile and able to leverage our industry-leading commodity market expertise to inform our capital allocation decisions, manage risk and maximize margins; and

1

The Executive Search Committee was comprised of (then) Board Chairman, David P. O’Brien, HRCC Chairperson, Suzanne P. Nimocks, and current Board Chairman, Clayton H. Woitas. Mr. Woitas also assumed the role of Interim CEO effective January 11, 2013.

✓

Operational Excellence: Strive to increase our profitability by continuing to lower the Company’s cost structures through leveraging our proven operational expertise, focusing on efficiency, safety and integrated and collaborative thinking to maximize value across our asset base.

Given our tremendous asset base, this strategy of disciplined focus on generating profitable growth is designed to increase shareholder value through targeted capital investment in our top tier opportunities. By increasing high margin oil and natural gas liquids (“NGL”) production, Encana will build a more balanced and diverse portfolio, while retaining high quality natural gas resource options. This will position Encana to be capable of better withstanding variable commodity price cycles, while achieving a goal of averaging a more than 10 percent compound growth rate in cash flow per share through 2017.

Compensation for Our CEO

In determining potential compensation arrangements for Mr. Suttles, the Board carefully considered the nature and level of remuneration necessary to successfully attract, motivate and retain an individual with the industry leadership experience, strategic acumen and determination necessary to lead Encana through a process of necessary, however highly challenging, transformative change.

To this end, the Board examined a broad range of North American market data (including from our compensation peer group), competitive practices regarding new CEO compensation, and current best practices regarding compensation governance. The Board also considered the personal and practical implications of relocating Mr. Suttles from his home in the U.S. to Encana’s head office in Calgary, Alberta. More broadly, however, the Board carefully weighed how best to structure Mr. Suttles’ compensation arrangements to appropriately incent the high level of performance and leadership required, in a manner aligned with the long-term interests of our shareholders.

Consistent with our compensation philosophy, the Board targeted Mr. Suttles’ 2013 Total Direct Compensation (consisting of base salary, annual incentive (or “Bonus”) award eligibility and annual long-term incentive (“LTI”) grant value) to be at the median (or P50) of our compensation peer group, with a heavy weighting on performance-contingent awards. In lieu of a cash signing bonus, Mr. Suttles was also provided with a one-time initial equity-based grant, comprised in equal value of Performance Share Units (“PSUs”), for which compensation opportunity is contingent on Encana’s relative Total Shareholder Return (“TSR”) performance over a three-year period, and a newly created Performance Stock Option grant, the vesting of which is contingent upon the achievement of prescribed increases in our Common Share price over a specified performance period. For both elements of this one-time initial equity-based grant, no vesting occurs, and therefore no compensation is payable to Mr. Suttles, where Encana fails to achieve these respective Board-approved performance thresholds within the time periods identified.

In this regard, approximately 93 percent of Mr. Suttles’ 2013 Total Direct Compensation is comprised of performance-based (or “at risk”) elements, 84 percent of which consists of LTI compensation elements. Consistent with our compensation philosophy, such compensation (excluding his one time initial equity-based grant) is within the median (or P50) competitive range of Total Direct Compensation of CEOs within our current compensation peer group. The one-time initial equity-based grant made to Mr. Suttles upon hire consists 100 percent of purely performance-based LTI compensation, the reward opportunity and vesting of which is tied (both on a relative and absolute basis) to increases in our Common Share price. The proportionate elements of Mr. Suttles’ target 2013 Total Direct Compensation and 2013 LTI grants including, for illustrative purposes, his one-time initial equity-based grant, are provided below:

President & CEO, Mr. Doug Suttles

In this regard, the Board believes that Mr. Suttles’ 2013 compensation arrangements: (i) appropriately reflect his extensive industry knowledge experience and proven leadership abilities; (ii) are consistent with the pay for performance focus of our program; and (iii) are aligned overall with the long-term interests of our shareholders. For detailed information regarding these arrangements, see “New CEO: Compensation Arrangements” on pages 32 to 33.

Our Performance in 2013

Encana generally met or exceeded budgeted targets and external guidance on its key operating and financial metrics in 2013, despite a year characterized by significant transformation and organizational change. Encana achieved its 2013 production and cash flow targets, with total capital investment coming in at $2.7 billion, representing an approximate $400 million reduction relative to the mid-point of the original capital spending guidance established at the beginning of 2013.

Financial performance was very strong for the year, and was materially improved by capital and operating cost reductions achieved, as well as slightly higher than budgeted commodity prices. Encana exited the year with reported annual cash flow of approximately $2.6 billion, or $3.50 per share, net earnings of $236 million, or $0.32 per share, and operating earnings of $802 million, or $1.09 per share. Encana ended 2013 with $2.6 billion in cash and cash equivalents on the balance sheet.

Encana’s operational performance was also very strong in a year where operational priorities underwent significant changes. Early and continued focus on the achievement of cost efficiencies and increased cash flow, along with transitioning the Company’s production portfolio to liquids, resulted in strong results. Total oil and NGL production averaged 53,900 bbls/d, representing a 74 percent year-over-year increase, as compared to 2012 levels. Natural gas production volumes averaged 2,777 MMcf/d, delivering our 2013 guidance.

Our results in the fourth quarter of 2013 also demonstrated steady and solid progress towards achievement of the primary themes of our new strategy, including a significant year-over-year increase in liquids production of 82 percent, as compared to fourth quarter 2012, as well as a strong cash flow position and balance sheet. In this regard, Encana exited 2013 well positioned to deliver on our 2014 priorities and objectives, with the implementation of our new strategy well underway.

Impact of 2013 Performance on NEO Pay

Under our program, executive officers are eligible to receive an annual Bonus award where Board-approved operational and financial performance metrics and, for members of our ELT, individual performance objectives established for the year, have been achieved. The 2013 annual Bonus awards for our executive officers reflect the Company’s strong 2013 performance results, as well as the individual achievements of our active NEOs, each of whom assumed expanded leadership responsibilities and deliverables to drive the execution of the significant organizational and directional changes undertaken by Encana in 2013.

Shareholder Engagement

At our 2013 Annual Meeting, approximately 83 percent of our shareholders who cast an advisory vote on our Say on Pay proposal voted in favour of our approach to executive compensation. Since that time, we have engaged in discussions with many of our largest institutional shareholders to better understand their perspectives, including any concerns regarding our compensation approach. The Board has also carefully considered feedback received from proxy advisory firms, including in respect of our 2013 executive compensation disclosure.

Following examination of this feedback, the Board approved the following key enhancements to our program in 2013, intended to reaffirm our commitment to promoting strong alignment between our performance and the compensation of our executive officers:

¡

introduction of relative TSR as the performance measure for PSU grants to our executive officers commencing in 2013, including our new CEO, Mr. Suttles, replacing our former PSU performance measure, PSU Recycle Ratio;

¡

approval of a new executive compensation peer group to reflect Encana’s current size, scope and geography of operations in 2013 and, more specifically, our North American focus, including through the use of an equal number of Canadian and U.S. peer companies;

¡

use of geography-specific (as opposed to blended North American) market data from our compensation peer group to benchmark the compensation of members of our ELT, based on the country (Canada or the U.S.) in which the individual is principally based and, for our new CEO, Mr. Suttles, use of both North American blended data and Canadian CEO data for comparable CEO roles;

¡

comprehensive review of our 2013 Company Scorecard used to evaluate annual Company performance for the purposes of assessing the 2013 Bonus award opportunity of our employees, including our executive officers, including the adoption of a “one team” approach, eliminating business unit and divisional level scores in favour of a single, consolidated Company score, and the establishment of specific performance threshold targets for operational metrics;

¡

a commitment to review, in 2014, the change in control provisions in our current LTI plans (and corresponding LTI provisions of our executive Change in Control Agreements), including exploring the adoption of “double trigger” vesting provisions to require both a change in control and subsequent termination of employment for any acceleration of LTI vesting to occur;[2] and

¡

approval of a new 2014 Company Scorecard, carefully designed to align with key areas of our new strategy, recalibrate target performance to enhance alignment between target payout thresholds and Board-approved objectives, and extensively stress-tested to tie the Board’s assessment of annual organizational performance with Encana’s progress relative to key operational and financial measures highly correlated to progressing the achievement of our new strategy.

We believe the above actions undertaken by the Board in 2013 serve to further enhance the alignment of our program with the achievement of our strategic objectives and long-term, shareholder value creation.

Shareholder Advisory Vote on Executive Compensation

We hope the information provided in our 2013 Statement of Executive Compensation will assist you to understand our program and how we seek to align executive pay with our organizational performance and the long-term interests of our shareholders.

We continue to seek feedback from our shareholders on all aspects of our compensation approach. In this regard, we invite you to contact us directly at investor.relations@encana.com on any matter pertaining to our program and the compensation of our executive officers. We also strongly encourage you to take the opportunity to cast your Say on Pay vote again this year. Finally, as Board Chairman and HRCC Chairperson, we would also be pleased to answer any executive compensation-related questions you may have at the Annual Meeting of Shareholders to be held in Calgary on May 13, 2014.

On behalf of the Board of Directors:	On behalf of the Human Resources and Compensation Committee:

Clayton H. Woitas Chairman of the Board of Directors	Suzanne P. Nimocks Chairperson, Human Resources and Compensation Committee

2

Current Change in Control Agreements for our executive officers, including our CEO, Mr. Suttles, contain “double trigger” provisions, requiring both a change in control and subsequent termination of employment (either by the Corporation, other than for cause, or the executive for “good reason”, as defined under the Agreements) for most severance amounts to be payable. In respect of unvested LTI amounts, these Agreements refer to the change in control provisions of the respective LTI Grant Agreements, which are currently “single trigger”, providing for an acceleration of LTI vesting on a change in control.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW

This Compensation Discussion and Analysis (“CD&A”) describes our executive compensation philosophy and programs, the compensation decisions reached by the HRCC and the Board under those programs, and the principles and process by which these decisions are reached. This CD&A also focuses on the compensation of our NEOs who, for 2013, were as follows:3

Name	Title
Doug Suttles	President & Chief Executive Officer[4]
Sherri Brillon	Executive Vice-President & Chief Financial Officer (“CFO”)
Mike McAllister	Executive Vice-President & Chief Operating Officer (“COO”)
Bill Oliver	Executive Vice-President & Chief Corporate Officer (“CCO”)[5]
Terry Hopwood	Executive Vice-President & General Counsel (“GC”)
Clayton H. Woitas	(Former) Interim President & Chief Executive Officer[6]
Randy Eresman	(Former) President & Chief Executive Officer
Jeff Wojahn	(Former) Executive Vice-President & President, USA Division[7]

Strategic and Organizational Refocus

Encana experienced significant organizational and strategic transformation in 2013. In June, Mr. Suttles was appointed as our new President & CEO. This appointment followed the departure of former CEO, Mr. Randy Eresman, earlier in the year.

Immediately following his appointment, Mr. Suttles initiated, with the full support of the Board, a comprehensive strategy development process, including a rigorous assessment of our assets, core competencies, anticipated challenges and organizational design. On October 1, 2013, Encana announced a new organizational structure, including a smaller, newly constituted ELT, and the corresponding departures of four former ELT members, including two of our NEOs, Mr. Jeff Wojahn in 2013 and Mr. Bill Oliver in 2014. Our remaining ELT members, including our currently active NEOs, Ms. Sherri Brillon, Mr. Terry Hopwood and Mr. Mike McAllister, each assumed expanded executive leadership roles. Shortly thereafter, Encana completed a 20 percent reduction of our North American workforce and announced the planned 2014 closure of our Plano, Texas office.

Performance and Pay Alignment

Our compensation program is designed to: (i) reward the achievement of sustainable and responsible growth relative to key, Board-approved performance measures; (ii) align pay opportunity with the long-term interests of our shareholders; (iii) attract, motivate and retain top talent in the North American regions in which we operate and compete; and (iv) incorporate sound compensation risk management principles. In this regard, the HRCC and the Board are committed to ensuring that the compensation of our executive officers, measured in terms of both pay opportunity and pay actually realized, is aligned with overall Company performance and shareholder value creation.

Each year, prior to determining annual compensation for our executive officers, the HRCC and the Board rigorously evaluate the prior year performance of Encana in relation to the following key indicators:

✓

organizational performance relative to key operating and financial measures previously approved by the Board, as contained in our Company Scorecard, to determine the annual Bonus award opportunity of our employees, including our executive officers;

✓	Total Shareholder Return (“TSR”), both on an absolute and relative basis, including for purposes of assessing the vesting requirements of PSU grants made to our executive officers commencing in 2013;

3

In 2013, each of our NEOs were compensated in Canadian dollars. Unless otherwise noted, amounts reported in this CD&A have been converted into U.S. dollars using an exchange rate of C$1.00 = US$0.971, the average exchange from January 1, 2013 to December 31, 2013, based on the daily noon buying rate published by the Bank of Canada.

4	Mr. Suttles was appointed President & CEO of Encana effective June 10, 2013.

5	Mr. Oliver served in the above capacity for all of fiscal 2013 until his departure from Encana in 2014.

6

Coincident with the announcement on January 11, 2013 of the departure of former CEO, Mr. Eresman, director (and current Board Chairman) Mr. Clayton H. Woitas was appointed Interim President & CEO. Mr. Woitas served in such capacity from January 11, 2013 until Mr. Suttles’ appointment as President & CEO effective June 10, 2013.

7	Mr. Wojahn served in the above capacity from January 1, 2013 until his departure from Encana in October, 2013.

✓

our absolute performance relative to PSU Recycle Ratio, a key industry measure of operating and cost efficiency, for purposes of assessing the vesting requirements of PSU grants made to our executive officers (excluding our CEO, Mr. Suttles) in 2012 and 2011; and

✓	individual performance of each executive officer relative to personal, role-specific objectives established for the year, for purposes of assessing individual Bonus award eligibility.

Summary of Executive Compensation Practices

Over the course of 2013, the HRCC and the Board continued to carefully examine our executive compensation program in light of changes to our organization, compensation governance best practices and, in particular, feedback received from our shareholders. The following is a summary of executive compensation practices currently reflected in our program, which we believe are aligned with the achievement of our business objectives and the interests of our shareholders. Also summarized below are practices which currently do not constitute part of our program and which we believe do not serve to promote such alignment.

What We Do:

✓	Maintain an independent and effective HRCC with the appropriate skills, knowledge and experience and a sound process for compensation decision-making;

✓	Utilize an independent executive compensation advisor to the HRCC that provides no other services to Encana;

✓	Focus our program predominantly on performance-based (or “at risk”) compensation elements;

✓	Provide annual LTI grants to our executive officers comprised 50 percent or more of performance-based vehicles;

✓

Use multiple performance metrics to determine the compensation opportunity of our executive officers under our annual Bonus program and LTI grants (Relative TSR or PSU Recycle Ratio and increases in our Common Share price);

✓

Provide our executive officers, through our DSU Plan, with an opportunity to convert a portion of their annual Bonus award into DSUs, which are tied to the performance of our Common Share price and the redemption of which is fully deferred until retirement or departure from Encana;

✓

Utilize double trigger vesting provisions in respect of cash severance payments payable to our executive officers upon a change in control and the one-time initial equity-based LTI grant (Performance Options and PSUs) made to our new CEO, Mr. Suttles, upon hire;

✓

Ensure that incentive-based compensation for our executive officers is subject to a Board-approved Incentive Compensation Clawback Policy, Share Ownership Guidelines, and prohibitions regarding hedging and short sales of Encana equity;

✓	Seek to provide our shareholders each year with clear, comprehensive executive compensation disclosure;

✓	Engage in ongoing dialogue with our shareholders regarding the compensation of our executive officers, for purposes of carefully reviewing and incorporating feedback received into our program; and

✓

Incorporate sound principles of compensation risk management, including conducting regular external risk management assessments to ensure our program continues to incent and reward the right behaviors and discourage our executive officers from taking imprudent risks that could have a material adverse impact on the Corporation.

What We Don’t Do:

×	No employment contracts with multi-year guaranteed pay increases, Bonus awards or LTI grants for our executive officers;

×	No change in control or termination payments in excess of two-times cash pay for our executive officers, including our new CEO, Mr. Suttles;

×	No backdating, repricing, option exchanges, or cancellations of any LTI grants to any employee, including our executive officers;

×	No provision of loans (interest-free or otherwise) to any employee, including our executive officers;

×	No granting of dividends or dividend equivalents on unearned PSUs or Restricted Share Units (“RSUs”);

×	No excessive contracts, severance packages, perquisites or guaranteed compensation for our executive officers, including our new CEO, Mr. Suttles; and

×	No credit of additional service for pension purposes (including to our new CEO, Mr. Suttles upon hire in 2013).[8]

8

Encana does not grant additional pensionable service to its executive officers under its current registered and supplemental pension plans. Under predecessor employer arrangements, additional pensionable service was granted to our NEOs, Mike McAllister, Bill Oliver and former CEO, Randy Eresman. Such practice does not represent part of our current executive compensation program.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Responsibility for oversight of our executive compensation program rests with the independent members of our Board.9 The HRCC assists the Board by reviewing Encana’s human resources policies and practices, compensation programs, pension and investment plan matters and succession planning for members of our ELT.10 The HRCC also oversees the design of our executive compensation program and is responsible for making recommendations to the Board regarding annual compensation for our executive officers. All recommendations developed by the HRCC regarding compensation for our President & CEO and members of our ELT are subject to review and approval by the Board.

Consistent with its Mandate, our HRCC is comprised entirely of independent directors.11 No member of the HRCC currently serves as CEO of another public company. In 2013, our HRCC members were Ms. Suzanne P. Nimocks (Chairperson)12 and Messrs. Fred J. Fowler, Brian G. Shaw13 and Bruce G. Waterman. Our current Board Chairman, Mr. Clayton H. Woitas, serves as an ex officio member of the HRCC.14 Our former Board Chairman, Mr. David P. O’Brien, served as an ex officio member of the HRCC from January 1, 2013 until his retirement as Board Chairman effective July 22, 2013.

Each of our HRCC members brings extensive experience and professional expertise to enable them to effectively discharge their responsibilities to the Board and our shareholders. Each HRCC member has previously served in a senior leadership capacity or on the board of directors of another large organization. This combination of practical leadership experience and extensive professional expertise (in areas which include accounting, compensation, finance, governance, human resources and risk management) ensures that our HRCC has the collective knowledge, skills and qualities necessary to effectively support the Board and fulfill its obligations to shareholders. For further information regarding the education, experience and expertise of our HRCC members, please see the individual director biographies and directors’ skills and expertise information on pages 9 to 13 and on page 72.

Role and Responsibilities

The specific responsibilities of the HRCC are established by written Mandate, available on our website at www.encana.com. To effectively discharge its Mandate, the HRCC follows a corresponding detailed work plan of business items to be addressed throughout the calendar year. In accordance with the Mandate, the primary responsibilities of the HRCC are as follows:

¡	approve corporate goals and objectives relevant to the compensation of our executive officers and evaluate the performance of such executive officers in light of these goals and objectives;

¡	develop and recommend to the Board for approval, annual compensation for our executive officers, including annual Total Direct Compensation;

¡	recommend to the Board for approval, succession planning for members of the ELT (those who directly report to the President & CEO);

¡	evaluate corporate performance for purposes of assessing reward opportunity under our annual Bonus plan and vesting eligibility under our performance-based LTI plans;

¡	approve the design of annual LTI grants to eligible employees, including our executive officers;

¡	approve the peer group used to assess the competitiveness of our executive compensation program;

9

Matters within the HRCC Mandate which require the approval of the Board, including regarding executive compensation, are approved by the independent members of the Board only. For purposes of this CD&A, references to approval by the Board therefore refers to approval by the independent members of the Board.

10	Succession planning for the President & CEO falls within the Mandate of the NCG Committee.

11	Under its Mandate, each member of the HRCC must qualify as “independent” in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices.

12	Ms. Nimocks has served as HRCC Chairperson since April 2012.

13	Mr. Shaw was appointed to the Board effective February 13, 2013, at which time he was also appointed a member of the HRCC.

14	During 2013, Mr. Woitas served as an ex officio member of the HRCC from the date of his appointment as Board Chairman, effective July 22, 2013 until December 31, 2013.

¡

recommend to the Board for approval, amendments to our various LTI plans, including our Employee Stock Option Plan, Employee Stock Appreciation Rights Plan, Performance Share Unit Plan, Restricted Share Unit Plan and Employee Deferred Share Unit Plan, or the adoption of any new LTI plan;

¡	review and approve pension and investment plan matters, and recommend to the Board for approval, funding of or any material amendments to, our pension plans; and

¡	monitor the status of executive equity ownership levels under our Share Ownership Guidelines.

The HRCC held five regularly scheduled meetings in 2013. Prior to each scheduled meeting, the HRCC holds a preparation session. These preparation sessions, held with representatives of human resources management, are designed to enable HRCC members to review and discuss proposed meeting agenda items, including any areas of concern, prior to the scheduled meeting. Further opportunity for full discussion, among HRCC members only, is provided at the in-camera session of each HRCC meeting. The HRCC holds an in-camera session, without management present, either during and/or at the conclusion of each scheduled meeting. In 2013, each regularly scheduled meeting of the HRCC was attended by its independent compensation advisor, Meridian Compensation Partners LLC (“Meridian”).

HRCC Independent Compensation Advisor

Under its Mandate, the HRCC has authority to retain and terminate any consultant or other advisor used to assist in the evaluation of the compensation of our executive officers. Since 2010, the HRCC has retained Meridian as its independent executive compensation advisor. Meridian provides the HRCC with independent advice and information regarding the compensation of our executive officers. More specifically, Meridian provides the HRCC and the Board with independent advice in respect of the following:

¡

design and execution of our executive compensation program relative to Encana’s business strategy, compensation approach, competitive market practice and current compensation governance best practices, both in Canada and the U.S.;

¡	review and analysis of materials and recommendations prepared by management, including communication of potential issues to the HRCC Chairperson, prior to each HRCC meeting;

¡

analysis regarding the market positioning of our executive officers relative to comparable roles and competitive practices within our compensation peer group, for purposes of assisting the HRCC in developing annual Total Direct Compensation recommendations;

¡	review and commentary regarding our annual executive compensation proxy disclosure; and

¡	emerging best practices, regulatory and governance developments regarding executive compensation in Canada and the U.S.

Meridian reports directly to the HRCC, and performs all services under the direction of the HRCC and/or its Chairperson, Ms. Nimocks. Where, from time to time, Meridian is requested to provide services in consultation with human resources management, such services are pre-approved by the HRCC Chairperson and performed under her direction.

In 2013, Meridian also provided independent compensation advisory services to the Search Committee responsible for identifying and recommending to the Board, for approval, our new CEO (including proposed CEO compensation arrangements). In this capacity, Meridian reported directly to the HRCC Chairperson in her role as a member of the Search Committee.

In each of 2013 and 2012, Meridian only provided executive compensation-related services to the HRCC and the Board, as described above. In this capacity, in 2013 Meridian received $290,678 in executive compensation-related fees and received $251,435 in such fees in 2012.

Human Resources Management

To assist in the execution of its responsibilities, the HRCC receives information from the Company’s human resources (“HR”) department, including the Executive Vice-President & Chief Corporate Officer and Vice-President,

Human Resources (“HR Management”). HR Management assists the HRCC by preparing meeting materials, including competitive market data, as well as organizational and individual performance analysis, relevant to the compensation of our executive officers.

HR Management also works directly with the CEO to develop initial annual Total Direct Compensation recommendations for our ELT members. These initial recommendations are subsequently presented to the HRCC for review and consideration at its annual February meeting. In 2013, HR Management worked directly with our new CEO, Mr. Suttles, to develop initial recommendations regarding the 2013 Bonus awards and 2014 Total Direct Compensation for our ELT members. Prior to the appointment of Mr. Suttles, HR Management worked with the former CEO and, following his departure, the Interim CEO, to develop initial 2013 Total Direct Compensation recommendations for members of our (then constituted) ELT.

Other Compensation Advisory Services

In 2013, HR Management retained the services of Towers Watson (“Towers”) from time to time to provide executive compensation survey data and other information. Towers also provided pension-related services to HR Management, including in respect of our executive officers, in its capacity as actuary to our Canadian pension plans. Information prepared by Towers pertaining to pension matters which fall within the HRCC Mandate, including regarding our executive officers, is provided to the HRCC and the Board for review and, as applicable, approval at its meetings.

In respect of executive compensation-related services provided to HR Management, Towers received $82,673 in fees in 2013 and received $156,726 in fees in 2012.15 In respect of all other services provided to Encana, including pension matters, Towers received $1,385,411 in fees in 2013 and $940,349 in fees in 2012.

Although recommendations developed by the HRCC may be informed by information provided by Meridian, HR Management or Towers, they are not determined by input received from any of these resources. Decisions reached by the HRCC and the Board regarding our program and, in particular, the compensation of our executive officers, reflect the informed judgment, skills and experience of our HRCC and Board members.

15

For purposes of the above, executive compensation-related fees paid to Towers in 2013 and in 2012 consist of survey and related market data information, and pension-related services, pertaining to the compensation of our executive officers.

OUR COMPENSATION APPROACH

Our Compensation Philosophy

Decisions reached by the Board regarding the compensation of our executive officers are grounded in our compensation philosophy, which is based on the following four core principles:

Pay for Performance

Our ability to achieve our business goals and execute on our strategy is driven by the demonstrated results and superior performance of our employees, including our executive officers. Our program is therefore results-oriented, with a significant focus on performance-based compensation, for which reward opportunity is specifically tied to the achievement of key Board-approved operational and financial metrics and the performance of our Common Share price.

Competitive with Peers

To attract, motivate and retain the key leadership talent we require to achieve our objectives and deliver long-term sustainable value to our shareholders, our program must be competitive within the North American market in which we operate. We therefore benchmark our program against a group of similarly constituted industry peers with whom we compete, including for talent, in North America. Annual Total Direct Compensation of our executive officers is generally targeted to be at the median (or P50) of this compensation peer group.

Shareholder Alignment

Our program is designed to encourage and reward alignment with the interests of our shareholders. Our program is therefore significantly focused on incentive-based compensation for which reward opportunity is tied to a rigorous annual evaluation of our overall performance, and predominantly concentrated on LTI compensation, the vesting of which is conditional upon the achievement of key performance measures, such as relative TSR, and increases in our Common Share price.

Sound Risk Management

To discourage imprudent risk taking, our program incorporates sound compensation risk management principles. Reward opportunity under our incentive-based compensation elements is based on achievements relative to Board-approved targets and measures which reflect key operational and financial objectives. LTI grants consist of a balanced portfolio of LTI vehicles, with vesting predominantly deferred for a full three-year period. Risk management is also achieved through our compensation governance practices, including our incentive compensation clawback policy, share ownership guidelines and prohibitions regarding hedging of equity awards, all of which apply to our executive officers.

Compensation Elements

A significant portion of our program is comprised of performance-based (or “at risk”) compensation elements. For these elements, compensation opportunity is contingent upon Encana’s achievement of key financial and operational objectives previously approved by the Board, and upon absolute and relative shareholder return, as measured by increases in our Common Share price. To attract, motivate and retain the superior leadership talent required to execute upon these objectives, our program must be competitive relative to the North American market in which we compete and operate.

The compensation of our executive officers consists of five elements: (i) base salary; (ii) annual Bonus opportunity; (iii) LTI grant value; (iv) pension benefits; and (v) certain executive perquisites. Our executive officers also participate in Company-provided benefit programs generally available to other employees. The characteristics of these five primary elements of our program, which are described in further detail in this CD&A, are summarized below.

Summary of Compensation Elements

Pay Element	Rationale	Form	Opportunity And Time Horizon
Base Salary	Provide market competitive level of fixed compensation. Recognize individual experience, skills, scope of executive role and responsibilities.	Cash	Fixed pay, provided throughout year. Reviewed annually at the HRCC’s February meeting.
Annual Bonus Award

Reward annual Company performance relative to Board-approved operational and financial measures, as contained in our annual Company Scorecard and, for members of our ELT, specific individual performance objectives established for the year.

		Cash	CEO: Based 100% on approved Company Scorecard results, subject to Board discretion to adjust based on additional performance considerations.
Opportunity to convert 25% or 50% into DSUs

Remaining NEOs: Based 50% on approved Company Scorecard results and 50% on achievement of individual performance objectives established for year.

Reviewed annually at the HRCC’s February meeting following the performance year. Paid (where applicable) annually.

Long-Term Incentives

Performance Stock Options (CEO): Align compensation opportunity with shareholder return as measured by the achievement of specific performance thresholds based on increases in our Common Share price over a four-year performance period. Encourage performance, assist with retention and facilitate achievement of required share ownership levels.

Common Shares or Cash

Pay opportunity based on the achievement of prescribed, Board-approved performance thresholds relative to increase in our Common Share price.

Vesting eligibility assessed two years from date of grant (50% of grant) and four years from date of grant (remaining 50% or 100% of grant, as applicable). Expire after a five-year term.

Stock Options/Tandem Stock Appreciation Rights (“TSARs”) (All NEOs):[16] Align with shareholder interests, reward long-term performance, maintain market competitiveness, assist with retention and achievement of required share ownership levels.

		Common Shares or Cash	Pay opportunity contingent upon increases in our Common Share price. Vesting occurs 30/30/40 percent over a three-year period. Expire after a five-year term.

Performance Share Units (All NEOs): Align compensation opportunity with shareholder return through prescribed performance thresholds based on relative TSR (2013 and 2014 grants), and a key industry metric, PSU Recycle Ratio, (2012 and 2011 grants). Assist with retention through full deferral of vesting for a three-year period.

Cash

Pay opportunity based on Encana’s relative TSR performance as compared to a Board-approved 14 company PSU Performance Peer Group[17] (2013 and 2014 grants), the Company’s achievement of Board-approved PSU Recycle Ratio performance targets (2012 and 2011 grants), and the performance of our Common Share price. Vesting determined at end of a three-year performance period. Vesting opportunity capped at two times original PSU grant.

Restricted Share Units (All NEOs): Reward mid to long-term performance of our Common Share price over a three-year period, Maintain market competitiveness. Assist with retention through full deferral of vesting for a three-year period.

		Cash	Pay opportunity based on the performance of our Common Share price over a three-year period.
Pension Benefits[18]	Provide retirement benefits that are market competitive and assist with retention.	Cash, payable upon retirement

CEO, CFO, GC: Defined Contribution pension benefits based on Company contribution of eight percent of pensionable earnings. Pay opportunity based on performance of investments, self-directed by individual.

Remaining NEOs: Defined Benefit pension benefits prescribed by plan formula.

Executive Perquisites	Provide limited executive perquisites to reflect role and level of responsibilities, maintain market competitiveness and assist with retention.	Provided during year or paid in cash	Provided upon appointment as executive officer and over course of the year. Eligibility based on level of executive role and responsibilities.

16

Under our Employee Stock Option Plan, stock options have associated TSARs. Employees of our U.S. affiliates, including two members of our current ELT, receive grants of Stock Appreciation Rights (“SARs”) under our Employee Stock Appreciation Rights (“ESAR”) Plan. None of our NEOs received SARs in 2013.

17	For information regarding our PSU Performance Peer Group, see the “Performance Share Units (“PSUs”)” section at pages 42 to 44.

18	Employees of our U.S. affiliates, including two members of our current ELT, participate in our U.S. pension and retirement plans.

Total Direct Compensation

Total Direct Compensation is comprised: of (i) annual base salary; (ii) annual Bonus opportunity; and (iii) grant date fair value of annual LTI awards. For our executive officers, annual Total Direct Compensation is comprised predominantly of performance-based (or “at risk”) incentive compensation elements. For 2013, the respective allocation of these approved elements of Total Direct Compensation for our CEO, Mr. Suttles, and our currently active NEOs is illustrated below.19

Compensation Peer Group

To attract, motivate and retain the talented individuals we require to execute on our business objectives, our program must be competitive relative to the North American market in which we compete and operate. To monitor our competitiveness, we benchmark our compensation program against a group of industry peers, carefully selected based on their comparability to Encana. We call this group our “Compensation Peer Group”.

Encana is a North American resource play company. Our assets, operations and employees are almost equally distributed in locations in Canada and in the U.S. Our current ELT is comprised of four Canadian-based and two U.S.-based executive officers. As evidenced by the recent search for our new CEO, our market for top talent, particularly at the executive level, includes both Canadian and U.S. energy companies. To accurately evaluate our competitiveness within this market, our Compensation Peer Group must therefore be comprised not only of industry peers of a comparable size, scope and nature of operations as Encana, it must also represent the companies with whom we compete for capital and leadership talent within the North American marketplace.

To ensure it remains a suitable comparator group for benchmarking purposes, the Compensation Peer Group is evaluated by the HRCC on a regular basis. In 2013, the HRCC undertook a comprehensive review of our existing Compensation Peer Group. As part of this review, prospective peer companies were carefully assessed by the HRCC based their respective comparability to Encana (using a qualifying range of 0.33 to 3.0 times for financial/operational comparability and with Encana positioned near the median of this group), relative to the following selection criteria:

Screening Criteria	Specific Evaluation Criteria
Financial and Operational Comparability	Total assets, market capitalization, enterprise value, production, product mix, reserves and revenues
Nature and Scope of Operations	Upstream exploration and production, primarily North American operations, operate in similar plays, material dry gas and NGL interests, development of unconventional resources
Identification as Competitive Peer	Competitor for investment capital or executive talent, or identified either internally or externally (by financial analysts or shareholder advisory groups) as a peer or identifies Encana as its peer

19

Data in the above charts refer to the 2013 base salary, approved 2013 Bonus award and 2013 LTI grant date fair value (as disclosed in the Summary Compensation Table on page 52) for our new CEO, Mr. Suttles, and the corresponding average amounts for our currently active NEOs, Ms. Brillon, Mr. McAllister and Mr. Hopwood, respectively. For our CEO, Mr. Suttles, 2013 LTI grant date value includes, for illustrative purposes only, his 2013 one time initial equity-based grant (PSUs and Performance Options) made upon hire. Deferred LTI vesting amounts above refer to 100 percent of our NEOs’ respective 2013 PSU and RSU grants and 40 percent of the grant date fair value of their 2013 Option grant, all of which are subject to a full deferral of vesting for a period of three years from the date of grant, or until 2016. For our CEO, Mr. Suttles, deferred vesting also includes his one-time 2013 initial equity-based Performance Option grant, the vesting of which, for illustrative purposes above, is shown as 100 percent deferred for the full four-year performance period.

Following completion of this comprehensive review in 2013, the HRCC approved the following new 24 company Compensation Peer Group, comprised of 12 Canadian and 12 U.S.-based companies:20

2013 Compensation Peer Group – 24 Companies

Canadian Peers		U.S. Peers
ARC Resources Ltd.	Husky Energy Inc.	Apache Corporation	Marathon Oil Corporation
Canadian Natural Resources Limited	Imperial Oil Limited	Chesapeake Energy Corporation	Murphy Oil Corporation
Canadian Oil Sands Limited	Suncor Energy Inc.	Devon Energy Corporation	Noble Energy, Inc.
Cenovus Energy Inc.	Talisman Energy Inc.	Continental Resources, Inc.	Pioneer Natural Resources Company
Crescent Point Energy Corp.	Penn West Petroleum Ltd.	EOG Resources, Inc.	QEP Resources, Inc.
Enbridge Inc.	TransCanada Corporation	Hess Corporation	Southwestern Energy Company

Adoption of this new Compensation Peer Group by the HRCC significantly impacted the competitive compensation opportunity of certain of our executive officers. In the case of our new CEO, Mr. Suttles, use of this new Compensation Peer Group resulted in a reduction to his target median (or P50) Total Direct Compensation of approximately 35 percent from the median of our previous compensation peer group.

The approval, in 2013, of a geographically balanced Compensation Peer Group by the HRCC also facilitated the transition to a more targeted use of country-specific data when benchmarking the compensation of our executive officers. Following approval of our new Compensation Peer Group, the HRCC also approved, in 2013, the following approach to the use of competitive data, which is intended to better reflect Encana’s new North American organizational structure:

¡	for ELT members, use of geographic-specific market data (based on the country, Canada or U.S., in which the executive officer is principally based); and

¡	for our CEO, Mr. Suttles, use of both blended North American market data and market data regarding comparable CEO roles from the above Canadian Peers.

Consistent with our compensation philosophy, we generally target annual Total Direct Compensation of our executive officers to be at the median (or P50) of our Compensation Peer Group. Based on the most recently available data, the 2013 Total Direct Compensation of Mr. Suttles, excluding his one time initial equity-based grant, was at approximately the 50th percentile of competitive data from the Compensation Peer Group.

COMPENSATION DECISION-MAKING PROCESS

Decisions regarding annual Total Direct Compensation for our executive officers are the culmination of a comprehensive process of analysis and review conducted by the HRCC over the course of the year. This cycle typically begins at the HRCC’s annual February meeting, which is attended by all remaining independent members of the Board (the “Joint Compensation Meeting”).

The Joint Compensation Meeting is comprised of three main components: (i) comprehensive evaluation of the Company’s prior year performance relative to specific operational and financial performance measures previously approved by the Board; (ii) evaluation of the prior year performance of our executive officers relative to individual objectives established for the year; and (iii) review and approval of annual Total Direct Compensation recommendations for each executive officer for the current year.

20	As a result of this review, Nexen Inc. and Anadarko Petroleum Corporation were removed from the Compensation Peer Group previously used by the HRCC.

The assessment of Encana’s prior year performance conducted by the Board at the Joint Compensation Meeting directly impacts: (i) annual Bonus award eligibility of our executive officers, including the CEO; and (ii) vesting eligibility of previously granted performance-based LTI awards. The evaluation of the individual performance of each executive officer: (i) for ELT members, directly impacts their respective individual annual Bonus award eligibility; and (ii) for all executive officers, informs the Board’s decisions regarding their respective annual Total Direct Compensation. The purpose and respective impact of the comprehensive performance evaluation conducted by the Board each year at the Joint Compensation Meeting is summarized below:

Nature of Performance Evaluation	Performance Period	Purpose	Compensation Impact

Consolidated Company performance relative to specific financial and operational measures previously approved by the Board, as contained in our Company Scorecard. Approved Company Scorecard results are referred to as our annual Company Score

	Prior calendar year	Annual Bonus award opportunity	Approved Company Score applied to determine annual Bonus eligibility as follows: President & CEO: 100 percent (subject to Board discretion) ELT Members: 50 percent (Company award only)
Overall Company performance relative to the achievement of Board-approved thresholds under our performance-based LTI plans (Relative TSR or PSU Recycle Ratio)[21]	Preceding three-year period (2013 and 2014 PSU grants) or prior calendar year (2012 and 2011 PSU grants), as applicable	Vesting eligibility of prior PSU grants

2013 and 2014 PSU grants: Approved three-year relative TSR results to determine vesting eligibility in 2016 and 2017. Applies to all current executive officers, including our CEO, Mr. Suttles

2012 and 2011 PSU grants: Approved PSU Recycle Ratio performance to determine final vesting eligibility in 2015 and 2014. Applies to all executive officers, excluding our CEO,
Mr. Suttles

Individual performance relative to personal objectives established in the prior year	Prior calendar year	Annual Bonus award opportunity	Approved individual performance assessment applied to determine 50 percent of 2013 Bonus awards for our ELT members

Following completion of this comprehensive evaluation process, the HRCC develops annual Total Direct Compensation recommendations which are presented to the Board for review and approval. In developing these recommendations, the HRCC also considers: (i) scope of individual role and responsibilities; (ii) competitive market data at the median (or P50) from comparable roles in our Compensation Peer Group; (iii) retention considerations; and (iv) independent analysis and information provided by Meridian.

At its Joint Compensation Meeting held in February 2013, following its evaluation and approval of Encana’s 2012 Company Score, 2012 PSU Recycle Ratio, individual performance of our executive officers and consideration of our 2012 TSR performance, the HRCC developed 2013 Total Direct Compensation recommendations for the ELT members which were presented to the Board for review and approval during its in-camera session.22

Specific information regarding the 2013 Total Direct Compensation for our NEOs approved by the Board at its February 2013 Joint Compensation Meeting is provided in the “2013 Compensation Decisions” section at page 33.

21

Vesting eligibility of PSU grants made to our executive officers in 2012 and 2011 is based on Encana’s PSU Recycle Ratio performance, which is assessed by the HRCC on an annual basis, however with all vesting deferred for a period of three years from the grant date. Vesting eligibility of PSU grants made to our executive officers in 2013 is assessed based on Encana’s relative TSR performance over a three-year period, during which all vesting is deferred. Encana’s relative TSR performance in the prior year is reviewed by the HRCC and the Board on an annual basis.

22

As Mr. Suttles was appointed President & CEO effective June 10, 2013, no compensation items in respect of Mr. Suttles were reviewed or approved by the Board at the February 2013 Joint Compensation Meeting.

NEW CEO: COMPENSATION ARRANGEMENTS

Following completion of a five-month global search, on June 11, 2013, Mr. Doug Suttles was announced as our new President & CEO. With over 30 years of industry leadership experience in numerous countries, Mr. Suttles is a seasoned industry executive with a proven track record of building strong organizations of similar size and scope as Encana.

Proposed compensation arrangements for Mr. Suttles were developed by the Search Committee and recommended to the Board for review and approval. In developing its recommendations, although the Search Committee considered independent analysis and information provided by Meridian, it was primarily guided by the following principles as to the objectives such compensation arrangements should seek to achieve:

¡	support the successful transition of leadership to achieve business success for Encana;

¡	align with shareholder interests and good compensation governance principles;

¡	focus predominantly on long-term compensation, heavily weighted toward performance-contingent incentive awards;

¡	align with market practices, including targeting Total Direct Compensation at the median (or P50) of our Compensation Peer Group; and

¡	avoid excessive “new CEO” compensation arrangements, including in respect of severance, pension, and perquisites.

In developing its recommendations, the Search Committee was also cognizant of the practical and personal implications of relocating Mr. Suttles from his home in the U.S. to Encana’s head office located in Calgary, Alberta. After careful consideration of these factors, the following compensation arrangements for Mr. Suttles were recommended by the Search Committee, and subsequently approved by the Board:

¡

Total Direct Compensation consisting of: (i) $971,000 annual base salary; (ii) target annual Bonus opportunity of 125 percent of base salary (or $1,213,750); and (iii) an annual LTI award, with a grant date fair value of $5,826,000, comprised of the following:

¡

50 percent PSUs, the vesting of which is contingent on the achievement of Board-approved targets based on Encana’s TSR performance relative to a 14 company PSU Performance Peer Group over a three-year period;

¡	25 percent Options, the vesting of which is based on a schedule of 30/30/40 percent over a three-year period; and

¡	25 percent RSUs, the vesting of which is deferred for a period of three years from the grant date.

¡

In lieu of a cash signing bonus, Mr. Suttles was granted a purely performance-based one-time initial equity-based grant. This one-time grant was designed to encourage transformational performance and promote shareholder alignment by providing Mr. Suttles with a material equity stake. No vesting (or payout) occurs for Mr. Suttles in respect of this grant where Board-approved performance targets are not achieved within the time periods specified. This one-time initial equity-based grant, consisting of a grant date fair value of $5,097,750, is comprised of the following:

¡	50 percent PSUs, with vesting contingent on Encana’s relative TSR performance relative to its PSU Performance Peer Group over a three-year period;

¡

50 percent a newly created Performance Option grant, the vesting of which is contingent on the achievement of a 30 percent increase in our Common Share price over a four-year performance period. Where such increase is achieved during the 30 trading days immediately prior to the second anniversary of the grant, 50 percent of the Performance Options are eligible to vest; where the increase is achieved within the 30 trading days immediately prior to the fourth anniversary of grant, 100 percent of the Performance Options are eligible to vest (or the remaining 50 percent, as applicable); and

¡	“double trigger” provisions requiring both a change in control and subsequent termination of Mr. Suttles’ employment in order for any acceleration of vesting to occur.[23]

23

In the context of Mr. Suttles’ initial equity-based grant agreements, termination of employment following a change in control refers to either termination by the Corporation, other than for cause, or by Mr. Suttles for “good reason”, as defined under the respective Grant Agreements.

¡

A one-time relocation allowance of $728,250 to encourage and facilitate Mr. Suttles’ timely relocation from the U.S., and to assist to defray the costs of relocating to, and obtaining housing in, Calgary. Such allowance is treated as employment income and fully taxable to Mr. Suttles. The allowance is also subject to full repayment in the event of Mr. Suttles’ resignation or termination for cause by Encana within a two-year period.

¡

To accommodate Mr. Suttles’ ongoing personal commitments and responsibilities in the U.S.: (i) reimbursement of the cost of two-round trip business class flights per year to visit the U.S.; and (ii) establishment of an annual travel bank of $97,100 per year (which was pro-rated for 2013), to be used by Mr. Suttles for personal travel on the Company aircraft. Use of the travel bank is treated as employment income and is therefore fully taxable to Mr. Suttles. Any unused balance remaining in the travel bank at the end of the calendar year is forfeited and cancelled. Mr. Suttles receives no tax gross-ups or loans from the Company in respect of his use of the travel bank.

¡	Participation in the Company’s executive benefit program, including annual allowance, annual golf membership, access to financial and tax planning, as well as an annual executive medical assessment.

¡

Participation in the Company’s existing employee benefits program, including the Defined Contribution (“DC”) component of our pension plan, which is based on a Company contribution of eight percent of pensionable earnings. Mr. Suttles does not participate in the Defined Benefit (“DB”) component of our pension plan, nor was he granted any additional pensionable service upon hire.

The Board believes the 2013 compensation arrangements for Mr. Suttles appropriately reflect the guiding principles established by the Board as well as our compensation philosophy, which is to attract and retain top leadership talent, focus a heavy weighting on performance-based incentive compensation, and overall, seek to align the compensation of our executive officers with the interests of our shareholders.

Further information regarding the 2013 compensation arrangements for Mr. Suttles is found in the Summary Compensation Table on page 52. Information regarding the 2013 Bonus award approved for Mr. Suttles by the Board at its February 2014 Joint Compensation Meeting is provided on page 37.

2013 COMPENSATION DECISIONS

This section describes each element of the 2013 Total Direct Compensation of our NEOs actively employed by Encana at the Joint Compensation Meetings held in February 2013 and February 2014 (as applicable), how each element is determined and the decisions reached by the Board in respect of same for 2013.

Former CEO

As a result of the announcement of his departure on January 11, 2013, no annual compensation items were awarded or approved by the Board in respect of Former CEO, Mr. Eresman, at its February 2013 Joint Compensation Meeting. Accordingly, Mr. Eresman has been excluded for the purposes of the remaining compensation items referred to in this section. Further information regarding compensation paid to Mr. Eresman in 2013 is included in the Summary Compensation Table on page 52.

Interim CEO

Coincident with the January 11, 2013 announcement of the departure of Mr. Eresman, current Board Chairman, Mr. Clayton H. Woitas, was appointed by the Board to serve as temporary Interim CEO. Temporary compensation arrangements for Mr. Woitas, in his capacity as Interim CEO, were approved by the remaining independent members of the Board at its February 2013 Joint Compensation Meeting. These arrangements were limited to a monthly base salary of $97,100, payable in cash, for the duration of Mr. Woitas’ tenure as Interim CEO.

No further compensation, including any incentive compensation, benefits or perquisites, were approved or awarded by the Board to Mr. Woitas in respect of his temporary appointment as Interim CEO in 2013. More specifically, Mr. Woitas was not eligible for, nor granted, either a 2013 Bonus or a 2013 LTI award in his capacity as Interim CEO. Mr. Woitas has therefore been excluded for the purposes of the remaining compensation items referred to in this section. Further information regarding the compensation paid to Mr. Woitas in his capacity as Interim CEO is included in the Summary Compensation Table on page 52.

Annual Base Salary

Remaining NEOs: Base Salary

Base salary represents a fixed element of our compensation program. Consistent with our compensation philosophy, base salaries of our executive officers are generally targeted to be at the median (or P50) of comparable roles in our Compensation Peer Group. Base salaries of our executive officers, including any changes thereto, are recommended by the HRCC and must be approved by the Board.

Base salaries are typically reviewed at the February Joint Compensation Meeting. At that meeting, recommendations regarding the base salaries of each of our executive officers are reached by the HRCC following consideration of: (i) scope and complexity of the role; (ii) current compensation; (iii) individual performance; (iv) current economic conditions; (v) market data for comparable roles in the Compensation Peer Group; and (vi) for ELT members only, the initial recommendations of the CEO. Also considered are independent market data and analysis provided by Meridian. Once formed, the individual base salary recommendations of the HRCC are presented to the Board for review and approval.

The 2013 base salaries of our executive officers were approved by the Board at the February 2013 Joint Compensation Meeting.24 After consideration of the above factors, the Board limited 2013 base salary increases to those either necessary to align the individual executive officer with corresponding median (or P50) market data from the Compensation Peer Group, or to reflect an individual’s progress in their respective executive role.

The Board therefore maintained the 2013 base salaries of our NEOs at existing (2012) levels, with the exception of Mr. McAllister, whose base salary was increased to $655,425 (+12.5 percent) and Ms. Brillon, whose salary increased to $558,325 (+4.5 percent). The 2013 base salaries of Mr. Hopwood ($436,950), Mr. Oliver ($582,600) and Mr. Wojahn ($781,655) were maintained at existing (2012) levels. The base salary amounts received by our respective NEOs during fiscal 2013 are included in the Summary Compensation Table on page 52.

Annual Incentive (or “Bonus”) Plan

All of our employees, including our executive officers, participate in our annual incentive (or “Bonus”) plan (our “Bonus Plan”). Our Bonus Plan is designed to reward demonstrated achievement of: (i) Board approved targets relative to key financial and operational metrics, as contained in our annual Company Scorecard; and (ii) individual personal objectives contained in specific performance contracts established at the beginning of the year.

Company Score

At the end of each year, the Board assesses Encana’s overall performance relative to the achievement of specific financial and operational metrics contained in our Company Scorecard. Achievement of these metrics is measured in relation to corresponding performance thresholds approved by the Board for the prior year. Once approved by the Board, consolidated Company Scorecard results represent our annual “Company Score”, used to assess the annual Bonus eligibility of our employees, including our executive officers, under our Bonus Plan.

Determining Annual Bonus Eligibility

The annual Bonus opportunity for our CEO, Mr. Suttles, is based on the approved Company Score. Upon hire in 2013, the Board approved an annual Bonus target for Mr. Suttles of 125 percent of base salary, with opportunity to receive between zero and two times such target (or 250 percent of base salary) for outstanding performance, as determined by the Board.

For all other employees, including our remaining NEOs, annual Bonus opportunity is based on: (i) approved Company Score results (“Company Award”); and (ii) achievement of individual performance objectives established at the beginning of the year (“Individual Award”). For 2013, annual Bonus opportunity for members of the ELT is based: (i) 50 percent on the Company Award; and (ii) 50 percent on the Individual Award, as each are approved by the Board.25

24

Due to the January 11, 2013 announcement of his departure, no 2013 base salary amount was recommended or approved by the Board in respect of former CEO, Randy Eresman, at the February 2013 Joint Compensation Meeting. For the 2013 base salary and other compensation arrangements for our current CEO, Mr. Suttles, see pages 32 to 33.

25

The allocation of 50 percent Company Award and 50 percent Individual Award also currently applies to the Company’s Vice-Presidents. Bonus eligibility of employees below the Vice-President level is currently allocated 25 percent Company Award and 75 percent Individual Award.

Only the NEOs actively employed as executive officers of the Company at the February 2014 Joint Compensation Meeting were eligible for a 2013 Bonus award. The following discussion in respect of 2013 Bonus awards therefore excludes Messrs. Eresman and Wojahn.

The annual Bonus award opportunity of all employees, including our NEOs, is expressed as a range of minimum, target and maximum payout, determined based on demonstrated performance results. This range is expressed as a percentage of base salary, subject to a maximum (or “cap”) of two-times target Bonus for outstanding performance in the prior year. For 2013, the range of our NEOs’ respective annual Bonus opportunity was as follows:

	Performance Allocation (% Annual Bonus Award)		Payout Opportunity Range (% Base Salary)
Role	Company Award (%)	Individual Award (%)	Minimum (%)	Target (%)	Maximum (%)
President & CEO	100	N/A	0	125	250
Executive Vice-President & COO	50	50	0	90	180
Executive Vice-President & CFO	50	50	0	75	150
Executive Vice-President & CCO	50	50	0	60	120
Executive Vice-President & GC	50	50	0	60	120

CHANGES TO OUR COMPANY SCORECARD IN 2013

Based on feedback received from the Board and our shareholders, the HRCC conducted a comprehensive review of our Company Scorecard in 2013. This review resulted in approval by the Board of the following enhancements to our 2013 Company Scorecard, used to determine the Bonus award opportunity of our employees, including our executive officers, in 2013:

✓

adoption of a “one team” approach, eliminating business unit and divisional level scores in favour of a single consolidated Company Score, applicable to all employees, including our executive officers;

✓

for operational Scorecard metrics, introduction of Board-approved performance thresholds, such that performance which achieves threshold equals a minimum score, and performance below threshold equals a score of zero, plus the addition of interpolation of scoring (between performance levels) to enhance alignment between demonstrated performance and payout opportunity;

✓	evaluation of Environmental, Health & Safety (“EH&S”) performance metrics relative to the Company’s corresponding historical three-year average; and

✓

elimination of the “Strategic Initiatives” category from the Company Scorecard to allow significant contributions to major organizational achievements to be evaluated in the context of demonstrated individual contributions.

Building on the above principles, the Board also approved a new 2014 Company Scorecard. The 2014 Company Scorecard, developed by the Board over several meetings in 2013, is designed to correlate with key elements of our new strategy. The 2014 Company Scorecard was also extensively stress-tested to ensure its performance measures and corresponding targets are specifically tied, on an integrated basis, to demonstrated progress in respect of the achievement of our strategy. Further information regarding the 2014 Company Scorecard is provided in the “Changes to our Program for 2014: What to Expect” section at page 51.

2013 COMPANY SCORECARD

At the end of each year, the performance of the Company is evaluated relative to: (i) specific targets established and approved by the Board for the year; (ii) the overall business environment and changes to the Company’s business priorities, as directed by management and endorsed by the Board, during the year; and (iii) the general competitive operating and financial environment within our industry.

The Company Scorecard is designed to motivate and reward the achievement of key operational and financial metrics, based on objectives and corresponding targets previously approved by the Board, as set out in our annual Budget. For 2013, the Company Scorecard was comprised of two performance categories, Operational Performance and Consolidated Performance, each comprised of corresponding Board-approved performance metrics, summarized below:26

Performance Category	What it Evaluates	Measured Against	Weighting (%)
Operational	Annual performance relative to approved quantitative operational metrics including production, capital, capital program performance, operating costs, as well as EH&S metrics, including spill number and average severity, recordable injury frequency and average severity, motor vehicle incident rate and average severity.	Board-approved annual Budget objectives (operational metrics); and historical (prior three-year average) Company performance (EH&S metrics)	60
Consolidated	Overall performance relative to approved financial and other related metrics including, reserves-related metrics, Netback, Operating Earnings, Cash Flow, Dividend, Return On Capital Employed, Net Debt to Adjusted EBITDA and Adjusted Cash Flow.	Board-approved annual Budget objectives	40

Performance results for each metric are consolidated by management and attributed a recommended performance score within a range of 0 to 200 which is reviewed and, as applicable, approved by the Board. A performance score of 100 in respect of a metric generally represents the achievement of the corresponding Board-approved target. Internally, Company Scorecard results are therefore expressed based on a range of 0 to 200. For the purposes of the following discussion, performance scores on the Company Scorecard table below (and the resulting approved Company Score) are represented out of a score of 100 (where 100 equals maximum achievable performance), rather than out of a score of 200.

Consolidated 2013 Company Scorecard results were reviewed by the HRCC and the Board at the February 2014 Joint Compensation Meeting. Encana’s 2013 Company Scorecard results, as approved by the Board, are summarized below.

Operational Performance				Weighted 60%
Performance Measure	Weighting (%)	2013 Performance Results	Performance Score (Out of 100)	Weighted Score
Production:

Natural Gas Production	30	Total natural gas production of 2.77 Bcf/d was three percent below Budget of 2.85 Bcf/d.	50	15
Oil and NGL Production		53,910 bbls/d of total oil and NGL production was four percent below Budget of 55,867 bbls/d.
Capital	35	Drill bit capital of $2.63 billion was 11 percent below Budget of $2.96 billion. Net capital of $1.94 billion was lower than Budget of $2.32 billion by 17 percent.	68	24
Capital Program Performance	10	Capital programs were evaluated based on production efficiency, technical finding and development costs, supply costs and various economic metrics. Results were below expectations primarily driven by incremental production shortfalls due to capacity reductions and above ground issues.	46	5

Operating Costs	15	$0.76 billion, 14 percent below Budget of $0.88 billion	67	10
Environment and Regulatory Results and Safety Performance	10	Number of spills decreased eight percent and average spill severity increased five percent. Total recordable injury frequency decreased two percent. Average recordable injury severity was unchanged. Motor vehicle incident rate improved 20 percent and average motor vehicle severity improved 50 percent. One fatality occurred in 2013.	52	5
Total Operational Weighted Score				59
Total Operational Performance Score (Weighted Score X 60% Weighting)				35

26	For 2013, Operational and Consolidated Performance was presented based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) basis.

Consolidated Performance			Weighted 40%
Performance Measure	Weighting (%)	2013 Performance Result	Performance Score (Out of 100)	Weighted Score
Total Proved Reserves		10 trillion cubic feet equivalent (“Tcfe”) at year-end 2013 representing a reduction from prior year due to the reclassification of proved undeveloped reserves related to Encana’s new strategy.

Netbacks

$2.28 per thousand cubic feet equivalent (“Mcfe”) (excluding hedging), exceeded Budget of $2.11 per Mcfe by 8 percent. Total netback of $2.75 per Mcfe (including hedging), exceeded Budget target of $2.52 per Mcfe by 9 percent.

Corporate Administrative Costs	100	$0.31 per Mcfe, 3 percent below Budget target of $0.32 Mcfe, excluding restructuring costs.	84	84

Operating Earnings		$1.09 per share diluted, exceeded Budget target of $0.84 per share diluted by 30 percent.

Cash Flow		$3.50 per share diluted, exceeded Budget target of $3.09 per share diluted by 13 percent

Free Cash Flow		-$131 million, exceeded Budget target of -$841 million by 84 percent

Dividend		$0.67 per share, lower than Budget target of $0.80 by 16 percent

Return on Capital Employed		5.2 percent return exceeded Budget target of 5.1 percent

Net Debt to Adjusted EBITDA		1.6 times, exceeded Budget target of 2.0 by 20 percent

Net Debt to Debt Adjusted Cash Flow		1.5 times, exceeded Budget target of 2.0 by 25 percent
Total Consolidated Weighted Score				84
Total Consolidated Performance Score (Weighted Score X 40% Weighting)				34

Company Scorecard Results
Performance Category	Final Weighted Score
Operational Performance	35
Consolidated Performance	34
Approved Company Score	69

For disclosure with respect to the references to non-GAAP measures such as Cash Flow, Operating Earnings, Free Cash Flow, Net Debt, Return on Capital Employed, Adjusted EBITDA and Debt Adjusted Cash Flow and information relating to the presentation of reserves data and other oil and natural gas information, see Appendix B to this Information Circular.

Approved 2013 Company Score

Following evaluation of Encana’s 2013 operational and consolidated financial performance results at its February 2014 Joint Compensation Meeting, the Board approved a 2013 Company Score of 69 out of 100 maximum. The approved 2013 Company Score was subsequently applied by the Board to assess the 2013 Bonus opportunity of our CEO, Mr. Suttles, and our (then active) NEOs. The resulting 2013 Bonus awards, approved by the Board at its February 2014 Joint Compensation Meeting, are as follows.27

2013 Bonus Award: Our CEO, Doug Suttles

The 2013 Bonus award opportunity of our CEO, Mr. Suttles, is based on the approved 2013 Company Score. At the February 2014 Joint Compensation Meeting, the Board approved a 2013 Bonus award for Mr. Suttles of $940,739, representing his target Bonus award eligibility, multiplied by the approved Company Score, and pro-rated for his period of active service in 2013. Mr. Suttles’ range of 2013 Bonus opportunity and approved 2013 Bonus award are illustrated below:

2013 Bonus Award Opportunity			Approved 2013 Bonus Award
Minimum	Target	Maximum
$0	$1,213,750	$2,427,500	$940,739

27

Due to the departure of Messrs. Eresman and Wojahn in 2013, no 2013 Bonus awards or corresponding performance assessments were approved or conducted by the Board at its February 2014 Joint Compensation Meeting. Consistent with the temporary compensation arrangements previously approved by the Board, no 2013 Bonus was recommended or approved by the Board in respect of Interim CEO, Mr. Woitas, at the February 2014 Joint Compensation Meeting.

2013 Bonus Awards: Remaining Active NEOs

The 2013 Bonus award opportunity of our ELT members is based: (i) 50 percent on the approved Company Award; and (ii) 50 percent on their approved Individual Award. For ELT members, individual performance objectives consist of key operational, financial and leadership deliverables relevant to their respective executive function. For 2013, these individual objectives were established at the beginning of the year in consultation with the former CEO. Following his appointment, Mr. Suttles reviewed these objectives with each (then current) ELT member, including in light of changes to their respective responsibilities following the organizational realignment process undertaken in 2013.

At the end of 2013, Mr. Suttles assessed the individual performance of each ELT member relative to their respective 2013 personal objectives. Based on this evaluation, Mr. Suttles developed initial Individual Bonus award recommendations which he subsequently presented to the HRCC and the Board for review at its February 2014 Joint Compensation Meeting. An overview of the performance of our four (then) active NEOs and their respective 2013 Bonus awards, approved by the Board at the February 2014 Joint Compensation Meeting, is provided below.

As Chief Financial Officer (“CFO”), Sherri Brillon is responsible for the stewardship of our overall financial operations, including ensuring Encana has the financial resources in place to execute its strategic objectives and for managing capital allocation decisions to support our strategy and our Budget. As part of Encana’s organizational restructuring, Ms. Brillion assumed a larger executive portfolio in 2013, including stewardship of the Company’s Financial, Asset, and Marketing Accounting, Financial Compliance and Risk, Planning, Tax, Treasury and Strategy functions in both Canada and the U.S. Ms. Brillon was recognized as the top CFO at a Canadian Energy Company by Alberta Oil Magazine in the C-Suite Energy Executive Awards (2013), received the “Driven Trailblazers” award for Calgary Women in Energy (2010), and the Women’s Executive Network (“WXN”) named her one of Canada’s Most Powerful Women: Top 100 four years in a row, resulting in her induction to the WXN Top 100 Hall of Fame™.

2013 PERFORMANCE OBJECTIVES AND RESULTS

Focus on capital discipline, improved efficiency and reduce costs:

¡       Stewarded 2013 Budget, reducing capital, minimizing dry gas spending, focusing joint venture spending and directing increased capital to cash flow positive plays

¡       Coordinated cash flow and cost saving initiatives, achieving targeted savings of $100 million to $150 million (actual sustainable savings of $128 million)

¡       Reduced size of credit facility, resulting in lower costs and fees while retaining necessary flexibility; delivered current tax recoveries and achieved favorable resolution of several Audit deliverables

¡       Corporate Finance General and Administrative Expense (“G&A”) reduced by 12 percent ($2 million), with an overall Corporate Finance staff reduction in excess of 20 percent during the year

Contribute to the development of the new strategy and align 2014 Budget

¡       Effective and timely provision of highest quality resources and analysis to support work of the internal strategy development team

¡       Developed 2014 Budget to ensure alignment with newly announced strategy, including focus on capital discipline, efficiency and cost reduction

¡       Provided effective and consistent communication to financial institutions, credit agencies, analysts, shareholders and employees, throughout organizational and strategic transition

Provide direction and effective implementation of financial projects, including SOX compliant financial statements

¡       Successful execution of conversion to U.S. GAAP and new systems, SOX compliant financial statements, reporting and filing, as well as strengthened controls and continuous monitoring programs

¡       Continued simplification of our entity structure, effective completion of tax compliance and audit initiatives

¡       Timely and effective credit exposure and insurance risk management

2013 Bonus Award Opportunity			Approved 2013 Bonus Award
Minimum	Target	Maximum	Company Award	Individual Award	Total Award
0	$418,744	$837,488	$288,933	$334,995	$623,928

As Chief Operating Officer (“COO”), Mike McAllister is responsible for overseeing and directing all aspects of our upstream exploration and production activities in Canada and the U.S. Mr. McAllister assumed enhanced executive responsibilities as COO as part of Encana’s organizational restructuring in 2013. Prior to his appointment as COO, Mr. McAllister served as Executive Vice-President & President of our (former) Canadian Division. Mr. McAllister has extensive experience in the oil and natural gas industry and has worked in a variety of leadership roles. Mr. McAllister has a Bachelor of Mechanical Engineering (with Distinction) from Concordia University, has completed the Executive Program at Queen’s University School of Business and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

2013 PERFORMANCE OBJECTIVES AND RESULTS

Achieve annual volume targets

¡      Delivered 82 percent liquids growth in Q4 2013 (over Q4 2012), achieving year over year liquids growth of 74 percent, adding 22,900 bbls/d

¡      Average natural gas production volumes of 2,777 million cubic feet per day (MMcf/d), meeting the Company’s 2013 guidance, offsetting losses due to start-up delay of the Panuke PFC

Maximize free cash flow

¡      Capital expenditures under 2013 guidance, with year over year reduction of 20 percent or $646 MM

¡      Net acquisitions and divestiture activity generated proceeds of $520 million, primarily through successful execution of six major transactions

Improve EH&S performance

¡      Achieved flat year over year Total Recoverable Injury Frequency (“TRIF”), at 0.52, 32 percent lower than industry average, however one fatality and significant accident occurred at year end

¡      Motor vehicle injury frequency reduced 16 percent year over year

¡      Spill count increased by 10 percent

Support the development and effective implementation of new strategy

¡      Successful execution of reorganization of (previous) Canadian and U.S. Divisions and seven Business Units into one consolidated operating organization consisting of four Operating Areas, resulting in increased focus and elimination of organizational inefficiencies

¡      Effective transition of operating organization into focusing capital development on five core plays, aligned with our new strategy

¡      Completed operational staff reductions of approximately 30 percent (from 2012) during the year, supporting significant year over year reductions in G&A costs

Develop focused royalty interest business in Clearwater to grow value

¡      Successful reorganization of Clearwater Business Unit, creating Royalty Interest team to prepare for announced initial public offering (“IPO”) and initiated planning for IPO creation

¡      Implemented strategy to grow year over year cash flow through new agreements and correct fee capture from existing agreements

2013 Bonus Award Opportunity			Approved 2013 Bonus Award
Minimum	Target	Maximum	Company Award	Individual Award	Total Award
0	$589,883	$1,179,765	$407,019	$471,906	$878,925

As Executive Vice-President and General Counsel, Terry Hopwood is responsible for stewarding Encana’s Canadian and U.S. Legal Services teams, including Canadian Operations, USA Operations, Compliance & Ethics, Corporate Legal Services & Governance and Corporate Secretarial functions. Mr. Hopwood is responsible for providing strategic oversight of all legal affairs of Encana and its subsidiaries, including acquisition and divestiture activities, operational oil and gas legal matters, compliance, corporate securities, financing, intellectual property, employment and litigation. Mr. Hopwood has extensive industry and leadership experience in the legal profession. He has an undergraduate degree from Queen’s University and a law degree from the University of Manitoba, and has previously served on the Boards of the Calgary Chamber of Commerce, the Adolescent Recovery Centre and on the cabinet of the Calgary and Area United Way.

2013 PERFORMANCE OBJECTIVES AND RESULTS

Ensure Encana’s legal and regulatory obligations, including all public Company reporting and compliance obligations, are met in a timely, effective and efficient manner

¡      Effective oversight of legal and regulatory matters in Canada and the U.S., achieving the Corporation’s legal obligations and Corporate Secretarial requirements, including all public Company reporting and compliance obligations, notwithstanding significant organizational changes in 2013

¡      Provided timely and responsive stewardship of all litigation and regulatory matters in Canada and the U.S., including achieving successful resolution of key litigation in 2013

¡      Successful completion of the amendment and renewal of the Encana ($3.5 billion) and subsidiary ($1.0 billion) credit facilities, creation of Treasury Share Discounted Dividend Reinvestment Plan

Provide strategic legal support and oversight of the Corporation’s various acquisition and divestiture activities in Canada and the U.S.

¡      Provided commercially effective legal oversight, negotiation, completion of required contractual documentation and closing of numerous transactional activities in Canada and the U.S. in 2013, including transactions totaling approximately $1.2 billion (gross);

¡      Provided timely legal support to assist the preparation and stewardship of significant transactional matters related to Encana’s recently announced corporate strategy, including the Clearwater Royalty Interest IPO

Develop, maintain and oversee the enforcement of a comprehensive Corporate Governance, Ethics and Compliance framework

¡      Successful completion of Corporation-wide policy and compliance training and execution of significant compliance and related new policy initiatives in Canada and the U.S. in 2013

Support the Corporation’s cost management initiatives

¡      Completion of effective cost management, resulting in projected savings for Legal Services costs of approximately 14 percent below target

¡      Timely and cost-effective oversight of legal matters arising from significant organizational restructuring in 2013, including staff reductions of 20 percent and continued effective provision of Legal Services in Canada and the U.S. during organizational transition

2013 Bonus Award Opportunity			Approved 2013 Bonus Award
Minimum	Target	Maximum	Company Award	Individual Award	Total Award
0	$262,170	$524,340	$180,897	$170,411	$351,308

As Executive-Vice President & Chief Corporate Officer in 2013, Bill Oliver was responsible for a broad portfolio including Human Resources (“HR”), Information Technology (“IT”) and Administrative Services. During his career at Encana, Mr. Oliver served in numerous executive roles in areas which included Exploration and Production, Midstream & Marketing, Strategic Planning and Business Development. He is a past member of the Canadian Association of Petroleum Producers Markets & Transportation Executive Policy Group, and has served as a director of Syncrude Canada, Prism Sulphur Corporation, Pan-Alberta Gas Ltd. and the Independent Petroleum Association of Canada.

2013 PERFORMANCE OBJECTIVES AND RESULTS

Steward the Company’s overall initiative to reduce costs and increase efficiencies within areas of responsibility

¡      Achieved a reduction in capital expenditures of 12 percent and G&A expenses by 14 percent from approved targets, while continuing to providing a high level of services and programs to the Company’s corporate and operating teams.

¡      Delivered 95 percent of all information services projects, including significant organizational IT projects, on time and under budget.

Provide executive leadership and resources to align the workforce with the new corporate strategy

¡      Successful leadership of the Company’s HR team to facilitate a significant organizational realignment in a highly compressed timeframe, including completion of a 20 percent staff reduction of our North American workforce in an efficient, timely and respectful manner

Facilitate the introduction of our new CEO and the communication of our new corporate strategy to internal and external stakeholders

¡      Completed numerous one-on-one meetings with the Company’s major and potential shareholders to introduce our new CEO, Mr. Suttles, to the investment community

¡      Successful execution of staff communication, including town hall meetings in our three operating cities in Canada and the U.S. to introduce our new CEO and subsequently communicate our new strategy to all Canadian and U.S. staff

Continue to provide high level office services and support to allow the Company to effectively function during the 2013 Calgary and Denver floods and maintain the safety of all staff

¡      Effective leadership of a Corporate Services task force appointed to respond to 2013 flooding events and provide resources and support to employees, including the establishment of an emergency off-site base to transact business-critical transactions

2013 Bonus Award Opportunity			Approved 2013 Bonus Award
Minimum	Target	Maximum	Company Award	Individual Award	Total Award
0	$349,560	$699,120	$241,196	$262,170	$503,366

2013 Executive Officer LTI Grants

To align the compensation opportunity of our executive officers with the interests of our shareholders and the achievement of our business objectives, Total Direct Compensation of our executive officers is heavily weighted in favour of performance-based LTI awards. For these LTI grants, vesting and potential reward opportunity is contingent on Encana’s performance relative to the following:

¡

Relative TSR:    For PSU grants to our executive officers commencing in 2013, vesting and potential payout opportunity is subject to the achievement of Board-approved targets based on Encana’s TSR performance relative to a carefully selected 14 company PSU Performance Peer Group over a three-year period;

¡

Recycle Ratio:    For PSU grants to our executive officers in 2012 and 2011, vesting and potential payout opportunity is contingent on Encana’s achievement of Board-approved performance thresholds relative to PSU Recycle Ratio, a key industry operating metric; and

¡

Growth in our Common Share Price:    For all LTI awards to our executive officers, compensation opportunity is determined by the performance of our Common Share price, both on an annual and three-year basis.

To encourage a long-term view among our executive officers, a large proportion (approximately 85 percent) of their respective annual LTI grants are also subject to a deferral of vesting for a full three-year period. We believe that this focus on deferred vesting represents an important compensation risk management feature and assists with retention.

Determination of LTI Award Value

Decisions regarding the value of annual LTI awards for our executive officers are reached by the Board at its annual Joint Compensation Meeting.

At that meeting, the annual LTI award opportunity of each executive officer is examined by the HRCC on an individual basis, relative to a range of market data from comparable roles in our Compensation Peer Group. In determining the positioning of each executive officer within that range, the HRCC considers factors which include: (i) individual performance; (ii) scope of responsibilities; (iii) retention considerations; and (iv) the Company’s overall performance. For ELT members only, initial recommendations of the CEO are also considered. The value of prior year LTI awards to our executive officers are generally not taken into consideration. The HRCC receives independent advice and analysis from Meridian and, following consideration of these factors, develops annual LTI award recommendations, which are presented to the Board for review and approval. For 2013, annual LTI awards for our (then) executive officers (excluding our CEO, Mr. Suttles) were approved at the February 2013 Joint Compensation Meeting.28

Further information regarding the 2013 LTI grants to our NEOs, including to our CEO, Mr. Suttles, upon hire, is provided in the Summary Compensation Table on page 52 and the Equity Compensation tables on pages 53 and 54. For information regarding both the annual LTI award and one time initial equity-based grant made to Mr. Suttles upon hire in 2013, see the “New CEO: Compensation Arrangements” section on pages 32 and 33.

Mix of LTI Vehicles

Annual LTI awards to our employees, including our executive officers, are comprised of a mix of equity-based vehicles. In 2013, LTI awards to our executive officers consisted of: (i) 50 percent PSUs; (ii) 25 percent Stock Options or Stock Appreciation Rights (“SARs”), as applicable; and (iii) 25 percent RSUs.29 As described in “New CEO: Compensation Arrangements” starting at page 32, the same allocation of equity-based vehicles was approved by the Board for the annual LTI award made to Mr. Suttles upon hire in June 2013. In lieu of a cash signing bonus, Mr. Suttles also received a one-time initial equity-based grant comprised of: (i) 50 percent PSUs; and (ii) 50 percent a newly created Performance Option grant. Further information regarding the equity-based awards made to Mr. Suttles in 2013 is provided in the “New CEO: Compensation Arrangements” section on pages 32 and 33, as well as below.

We believe this mix of LTI vehicles strikes an appropriate balance between incenting the achievement of specific Board-approved performance measures, encouraging alignment with the interests of our shareholders, and facilitating retention, by promoting a long-term view among our executive officers.

Performance Share Units (PSUs)

PSUs provide eligible employees with an opportunity to receive a cash payment based on the value of our Common Shares where the Company achieves Board-approved performance thresholds within a specific performance period. The objective of our PSU Plan is to encourage alignment between the compensation of our executive officers with the interests of our shareholders by tying potential reward opportunity to Encana’s performance in relation to:

¡	For PSU grants commencing in 2013: Encana’s TSR performance relative to a Board-approved 14 company PSU Performance Peer Group over a three-year period; and

¡	For PSU grants in 2012 and 2011: Encana’s PSU Recycle Ratio performance, a key industry operating and cost efficiency measure, over a three-year period.

(a) 2013 PSU Grants (Relative TSR)

Following a comprehensive review of our LTI program, including consideration of feedback received from our shareholders, the Board approved relative TSR as the performance measure for PSU grants to our executive officers commencing in 2013. For 2013, PSUs represent 50 percent of the grant date fair value of the annual LTI grants made to our executive officers.

28

Due to his announced departure on January 11, 2013, no 2013 LTI award was recommended or approved by the Board in respect of former CEO, Mr. Eresman. Consistent with his previously approved temporary compensation arrangements, no annual LTI award was recommended or approved for Interim CEO, Mr. Woitas, in 2013.

29

Employees of our U.S. subsidiaries, including two of our current executive officers, receive SARs under our ESAR Plan in lieu of Options. SAR grants are generally subject to the same terms as Option grants, however are granted in U.S. dollars and tied to our Common Share price on the New York Stock Exchange (“NYSE”). None of our NEOs were granted SARs in 2013. Further information about our ESOP and ESAR Plan is found at “Equity Compensation Plan Information” on page 62.

Vesting under these 2013 PSU grants is based on Encana’s TSR performance relative to a performance peer group (the “PSU Performance Peer Group”). In 2013, the HRCC conducted a rigorous evaluation to identify and select appropriate industry companies against which to benchmark our relative TSR performance. Each company in the PSU Performance Peer Group was carefully evaluated and subsequently selected by the HRCC based on their respective overall comparability to Encana relative to size, business scope, exposure to the same macro-economic factors and commodity price influences. More specifically, the HRCC evaluated each prospective peer company relative to the following selection criteria:

2013 PSU Performance Peer Group: Selection Criteria
Similar market capitalization (between 0.5x and 2.0x Encana)	Material natural gas interests
Upstream exploration and production	Development of unconventional resources
North American headquartered	Competitor for investment capital
Operating in similar plays in North America

Following completion of this evaluation process, the HRCC approved the following new 14 company PSU Performance Peer Group:

2013 PSU Performance Peer Group
Anadarko Petroleum Corporation	Chesapeake Energy Corporation	Marathon Oil Corporation	Range Resources Corporation
Apache Corporation	Concho Resources Inc.	Noble Energy, Inc.	Southwestern Energy Company
Cabot Oil & Gas Corporation	EOG Resources, Inc.	Pioneer Natural Resources Company	Talisman Energy Inc.
Canadian Natural Resources Limited	Devon Energy Corporation

The vesting eligibility of PSU grants made to our executive officers commencing in 2013 is based on Encana’s TSR performance relative to the PSU Performance Group over a three-year period. Vesting and potential payout opportunity is assessed by the Board following this three-year period based on Encana’s performance in relation to Board-approved TSR performance thresholds, and ranges from a minimum of zero to a maximum (or cap) of two times the original PSU grant. All vesting and any payout (as applicable) is fully deferred for a period of three years from the grant date (or 2016, for grants made in 2013).30 The performance payout opportunity range for PSU grants to our executive officers in 2013 is illustrated below.

Three-Year TSR Results (Target Percentile Achieved Among Peers)	Below P25	P25	P50	P75	P90 And Above
Performance Payout Opportunity (% of Original PSU Grant)	0	50	100	150	200

* Payout opportunity for performance that falls between the above noted percentile levels will be interpolated

(b) Pre-2013 Grants: PSU Recycle Ratio

For PSUs granted to our executive officers in 2012 and 2011, Recycle Ratio, a key industry indicator of cost efficiency and profitability, was chosen as the performance measure (“PSU Recycle Ratio”). The selection of PSU Recycle Ratio as the performance measure for these PSU grants reflected our strategic focus at the time, which was to motivate eligible employees, including our executive officers, to achieve responsible, profitable production growth through industry-leading operational performance.

Within our industry, Recycle Ratio measures the ability to generate operating cash flow in excess of the cost of adding reserves. It relates the profit generated per unit of volume by the production base each year (“Netback”) to the cost of adding new proved reserves through the drill bit (“Finding & Development Costs”) per unit of volume in the same year. This calculation is commonly expressed as:

Recycle Ratio[31]	=	Netback (Per Mcfe)
Finding & Development Costs (Per Mcfe)

30

For 2013 PSU grants, the commencement price of Common Shares for purposes of calculating three-year TSR Compound Average Growth Rate (or “CAGR”) for the performance period of January 1, 2013 to December 31, 2015, inclusive, is US$21.04, based on the 60-day average closing price of Common Shares on the NYSE for the 60-day period prior to commencement of the performance period (or November 1, 2012 to December 31, 2012, inclusive).

31	To determine vesting eligibility of applicable PSU grants, PSU Recycle Ratio is rounded up to the nearest 0.05.

Netback is calculated including realized hedging, less corporate administration costs. Each year, following the determination of our total proved reserves by external reserves evaluators, Finding & Development Costs are calculated based on capital spending and proved reserves additions. Each year, an independent firm is used to review our PSU Recycle Ratio calculation prior to its approval by the Board at the February Joint Compensation Meeting.

At the Joint Compensation Meeting, the HRCC and the Board evaluate the Company’s prior year PSU Recycle Ratio performance for the purposes of assessing the vesting eligibility of portions (or “tranches”) of these PSU grants, based on the following schedule: 30 percent on the first and second anniversary dates, respectively; and 40 percent on the third anniversary date of grant. More specifically, vesting eligibility of these PSU tranches is assessed by the Board based on the following previously approved PSU Recycle Ratio targets:

Performance Range		Maximum	Target	Threshold
Performance Thresholds (PSU Recycle Ratio)	Above 2.50	2.50	2.00	1.50	Below 1.50
Payout Eligibility (% PSU Tranche)	Board Discretion	150	100	50	Board Discretion
Forfeiture (% PSU Tranche)	0	0	0	50	>50

* Payout opportunity for performance that falls between the above noted performance thresholds (i.e. between 2.50 and 1.50) are interpolated.

Where, in a given year, a particular performance target is achieved, a corresponding number of PSUs are allocated to the employee (“Eligible PSUs”) and attributed a notional cash value based on the average closing price of Common Shares on the TSX (or NYSE, as applicable) over the last 20 trading days of the calendar year to which the PSU Recycle Ratio relates (“Eligible PSU Amount”). Notwithstanding this annual assessment, vesting and payout of all 2012 and 2011 PSU grants (including any accumulated Eligible PSU Amounts) is deferred for a period of three years from the grant date, until 2015 or 2014, respectively (the “PSU Vesting Date”).32 PSUs determined by the Board to be ineligible to vest based on performance results, are immediately forfeited and cancelled. Eligible PSU Amounts accumulated during the three-year performance period are held on behalf of employees until the PSU Vesting Date.

Absent an exercise of Board discretion, the vesting (and potential payout) of PSUs granted to our executive officers in 2012 and 2011 is subject to a maximum (or cap) vesting of 150 percent of the corresponding portion (or “tranche”) of the original PSU grant. In the event of a PSU Recycle Ratio below the 1.50 threshold, the Board retains discretion to determine vesting, if at all, at or below 50 percent of the corresponding PSU tranche.

For purposes of these 2012 and 2011 PSU grants, vesting is assessed by the HRCC and the Board each year at the Joint Compensation Meeting. For example, the Company’s 2013 PSU Recycle Ratio performance was assessed by the Board at its Joint Compensation Meeting in February 2014.

(c) 2013 PSU Recycle Ratio Results

Encana’s 2013 PSU Recycle Ratio performance was evaluated by the HRCC at the February 2014 Joint Compensation Meeting for purposes of determining the vesting eligibility of: (i) the second tranche (or 30 percent) of the 2012 PSU grant; and (ii) the third and final tranche (or 40 percent) of the 2011 PSU grant. At that meeting, a PSU Recycle Ratio of 1.75 was approved by the Board. The resulting impact on these two remaining tranches of the 2012 and 2011 PSU grants to our ELT members is illustrated below.

2013 PSU Recycle Ratio Results
Original PSU Grant	Tranche	Proportion of PSU Grant (%)	Percentage Deemed Eligible PSUs (%)	Percentage of PSUs Forfeited (%)	PSU Vesting Date
2012	Second	30	22.5	7.5	2015
2011	Third	40	30	10	2014

32	The PSU Vesting Date is the later of the date the HRCC meets to determine final PSU vesting eligibility, or the third anniversary of the PSU grant.

Stock Options

As part of our portfolio LTI granting approach, we grant conventional Stock Options (“Options”) to our eligible employees, including our executive officers.33 For 2013, 25 percent of the grant date value of annual LTI awards to our executive officers was comprised of Options. As their value is solely based on increases to our Common Share price, we believe that Option grants align the compensation opportunity of our executive officers with the interests of our shareholders. Consistent with our compensation philosophy, we also grant Options to remain competitive with our Compensation Peer Group and assist with retention.

Options granted to employees pursuant to our ESOP vest over a three-year period, based on a schedule of 30 percent on each of the first and second anniversary dates, and 40 percent on the third anniversary date. Options have a five-year term, following which they expire if unexercised. Under the ESOP, the exercise price of Options may not be less than the closing price of Common Shares on the TSX on the trading day immediately prior to the grant date (the “Grant Price”). In the event of a trading blackout period imposed by Encana (“Blackout Period”), the Grant Price is based on the closing price of Common Shares on the first full trading day following the end of the Blackout Period.34 Encana does not, and has not, backdated or re-priced Options.

As part of the compensation arrangements provided to Mr. Suttles upon hire in June 2013, the Board also approved a newly constituted Performance Option grant under the ESOP. Under this one-time grant to Mr. Suttles, vesting opportunity is conditional upon the achievement of a 30 percent increase in our Common Shares price over a specified performance period. Where the increase is achieved during the 30 trading days immediately prior to the second anniversary of the grant, 50 percent of the Performance Stock Options vest. Where the increase in our Common Share Price is achieved within the 30 trading days immediately prior to the fourth anniversary of grant, 100 percent (or the remaining 50 percent, as applicable) of the Performance Options vest. Where our Common Share price fails to achieve those performance targets in the time period(s) specified, the Performance Options are forfeited and cancelled.

All Option and SAR grants are granted pursuant to our ESOP, ESAR Plan and corresponding Grant Agreements. For detailed information regarding our ESOP and ESAR Plan, please see pages 62 to 64. The grant date fair value of Options granted to our NEOs in 2013 is also included under the “Option-based Awards” column in the Summary Compensation Table on page 52.

Restricted Share Units (“RSUs”)

We also grant RSUs to our eligible employees, including our executive officers. In 2013, RSUs represented 25 percent of the grant date expected value of annual LTI awards to our executive officers. The purpose of our RSU Plan is to: (i) encourage alignment between compensation of our executive officers and the interests of our shareholders by rewarding increases in our Common Share price; and (ii) assist Encana to attract and retain top talent by remaining competitive in the markets in which we operate and the companies with whom we compete. In 2013, 15 of the 24 companies in our Compensation Peer Group offered RSUs as part of their compensation programs.

RSUs have a notional value equivalent to the value of a Common Share. Vesting of RSUs granted to our employees in 2013, including our executive officers, is fully deferred for a period of three years from the grant date, until 2016 (“RSU Vesting Date”). Once vested, such RSUs are to be settled in cash, and valued based on the closing price of a Common Share on the trading day immediately preceding the RSU Vesting Date.35

Each RSU grant is subject to the terms of the RSU Plan and corresponding Grant Agreement. For further information regarding our RSU Plan, please refer to page 65. The grant date expected fair value of RSUs granted to our NEOs in 2013 is included under the “Share-based Awards” column in the Summary Compensation Table on page 52.

33	Employees of our U.S. subsidiaries, including two current members of our ELT, receive SARs under our ESAR Plan in lieu of Options. Our ESAR Plan contains similar provisions to our ESOP.

34	Our ESAR Plan contains similar provisions to our ESOP regarding the grant of a SAR grant during a Blackout Period.

35

For settlement purposes, the number of vested RSUs includes any dividend equivalent RSUs credited to reflect dividends declared on Common Shares during the three-year grant period. Dividend equivalent RSUs are subject to the same terms as the underlying RSU.

NEO DEPARTURES IN 2013

In 2013, Encana experienced the departures of former CEO, Mr. Eresman, followed by NEO, Mr. Wojahn, later in the year. Additionally, Mr. Oliver, an NEO for 2013, departed Encana in 2014.

On January 11, 2013, Encana announced the departure of former CEO, Mr. Eresman. Following this announcement, the Company subsequently entered into separation arrangements with Mr. Eresman, under the direction of the (then) Board Chairman. At the time of his departure from Encana, Mr. Eresman had approximately 34 years of service with Encana and its predecessors. Separation arrangements were subsequently concluded with Mr. Eresman which were consistent with Encana’s common law obligations, based on a formula of approximately one month severance per year of service, to a maximum of 24 months. These obligations were discharged through a combination of salary continuance and lump sum severance payment to Mr. Eresman, up to the 24 month maximum. Under these arrangements, Mr. Eresman qualified to become a retiree from Encana effective May 1, 2013. Mr. Eresman received no acceleration of vesting under the Company’s respective LTI plans under these separation arrangements. Further information regarding amounts paid to Mr. Eresman in 2013 is included in the “All Other Compensation” column of the Summary Compensation Table at page 52.

Mr. Wojahn served as Executive Vice-President & President, USA Division, for the fiscal year 2013 until his departure effective October 31, 2013. No separation arrangements were entered into with, and no lump sum payments were made to, Mr. Wojahn during the 2013 fiscal year with respect to his departure from Encana. Mr. Oliver served as Executive Vice-President & Chief Corporate Officer for the duration of fiscal year 2013. Accordingly, no severance arrangements were entered into with Mr. Oliver during the 2013 fiscal year.

Further information regarding severance amounts paid to our respective NEOs in 2013 is included in the “Other Compensation” column of the Summary Compensation Table at page 52.

OTHER COMPENSATION ELEMENTS

Executive Benefits & Perquisites

To ensure our program remains competitive with those of our peers, we provide our executive officers with certain perquisites including: (i) prescribed allowances to be used for personal benefits selected by the executive officer; (ii) financial counseling and tax services; and (iii) club membership fees. Our executive officers are also eligible to receive an annual executive medical examination to promote good health and active living. Executive officers also participate in employee benefits and other Company-sponsored programs, in a manner consistent with our other North American employees. For information regarding the value of perquisites for our executive officers, please see the “Other Compensation” column of the Summary Compensation Table on page 52.

In recognition of his ongoing personal and other commitments as a U.S. citizen, the Board approved certain benefits for Mr. Suttles upon hire in 2013. These benefits were approved by the Board in recognition of: (i) the costs associated with relocating Mr. Suttles from the U.S. to Calgary, Alberta on a timely basis; and (ii) the desire to enable Mr. Suttles to manage his continuing obligations in the U.S. in a safe and efficient manner, including through the reimbursement of limited commercial travel arrangements and the establishment of a prescribed value annual travel bank, to be used for his personal travel on Company aircraft. These benefits are fully taxed as income to Mr. Suttles, no tax gross-ups are provided by Encana with respect to same, and any value remaining in the travel bank at the end of the year is forfeited by Mr. Suttles. For further information regarding these perquisites, including the compensation arrangements approved by the Board in respect of Mr. Suttles upon hire, see “Our New CEO: Compensation Arrangements” at pages 32 and 33.

Pension and Retirement Arrangements

Our executive officers participate in either the Defined Benefit (“DB”) or Defined Contribution (“DC”) components of the Encana Corporation Canadian Pension Plan and the Encana Corporation Canadian Supplemental Pension Plan or the Encana Corporation Canadian Supplemental Defined Contribution Savings Plan. Our U.S.-based employees, including two of our current ELT members, participate in U.S. pension and retirement plans. Information regarding the participation of our NEOs in these pension plans in 2013 is provided in the “Retirement & Pension Plan Benefits”

section on page 55, the respective pension tables on pages 56 and 57, and under the “Pension Value” column of the Summary Compensation Table on page 52.

All employees, including our NEOs, are eligible to participate in our Investment Plan, which provides participants an opportunity for additional retirement savings and Common Share ownership. Under the Investment Plan, participants may contribute up to 25 percent of base salary to a number of self-selected registered and non-registered investment options. Participant contributions are matched by the Company to a maximum of five percent of base salary in the form of Common Shares purchased on the open market. All of our executive officers, including our NEOs, participated in the Investment Plan in 2013.

Employee Deferred Share Unit Plan

Under the Employee Deferred Share Unit Plan (the “DSU Plan”), our executive officers are eligible to convert either 25 or 50 percent of their annual Bonus award into Deferred Share Units (“DSUs”). Such elections must be made before December 31 of the calendar year immediately prior to the performance year to which the Bonus award relates. Once made, such elections are irrevocable. Following such election, the number of DSUs credited to the executive officer is calculated as follows:

Credited DSUs vest immediately and are payable in cash only following cessation of employment. DSUs may attract additional DSUs equivalent to the dividends declared to be payable on Common Shares. DSU holdings are included for purposes of determining an executive officer’s equity ownership levels under our Share Ownership Guidelines, discussed below. For 2013, two of our NEOs, elected to convert their approved 2013 Bonus award into DSUs as follows: Mr. Hopwood (50 percent) and Mr. McAllister (25 percent), respectively.

COMPENSATION GOVERNANCE PRACTICES

Compensation Risk Management

Consistent with our compensation philosophy, the HRCC and the Board are committed to ensuring that our program mitigates potential risk associated with the compensation of our executive officers. More specifically, the HRCC is committed to discouraging undue risk taking by our executive officers through: (i) incorporating sound risk management principles into the design and constituent elements of our program; (ii) active consideration of compensation-related risk in the decision-making process; and (iii) regular external review of our program relative to current compensation risk management principles.

Compensation risk is addressed through the use of: (i) a balanced variety of operational and financial performance metrics, for purposes of assessing annual Bonus award opportunity; (ii) a portfolio of both time and performance-based LTI grant vehicles; (iii) deferral of vesting of the majority of annual LTI grants for a period of three years; and (iv) in respect of our PSU grants, the use of vesting maximums (or caps). We believe these elements of our program reduce compensation risk by eliminating reliance on any single or limited number of factors to determine award opportunity and diversifying potential reward scenarios for our executive officers.

We also seek to mitigate compensation-related risk through our governance measures, including our Share Ownership Guidelines, Incentive Compensation Clawback Policy and policy prohibitions regarding hedging of equity awards, each of which are applicable to our executive officers. Compensation risk management is also addressed through the consistent application of our compensation program, which generally applies to all employees and executive officers.

As part of its regular external review process, the HRCC engaged its independent advisor, Meridian, to complete a Compensation Program Risk Assessment (“Assessment”) of our programs and practices in December 2012. In its

Assessment, Meridian concluded that “it is not reasonably likely that the Company’s executive pay programs will have a material adverse impact on the Company, its business and its value.” The HRCC played an active role in reviewing the results of the Assessment, and in 2013, formally adopted the conclusion reached by Meridian.

Executive Share Ownership Guidelines

The Board strongly encourages share ownership among our executive officers. For many years, Encana has had Share Ownership Guidelines (the “Guidelines”) for its executive officers. The Guidelines are designed to align the long-term financial interests of our executive officers with those of our shareholders.

Under the Guidelines, executive officers (and designated Vice-Presidents) are required to meet minimum share ownership levels, calculated as a multiple of base salary, within a five-year period. In the event a participant is promoted and his or her target is increased, an additional two-year period is provided to meet the corresponding new share ownership target.

Participant share ownership levels are calculated based on the aggregate value of: (i) owned Common Shares (including beneficial ownership); (ii) DSU holdings; and (iii) unvested RSUs. Unexercised Option and PSU grants are not included for the purposes of this calculation. The HRCC monitors the status of the compliance of our executive officers with the Guidelines on an annual basis.

As at December 31, 2013, all of our active NEOs, excluding Mr. Suttles, had achieved their required ownership levels under the Guidelines. Mr. Suttles currently has until five years from the date of his appointment as CEO, or June 10, 2018, to achieve his required share ownership level under the Guidelines. The share ownership status, under the Guidelines, of our NEOs actively employed by Encana as at December 31, 2013, is as follows:

Status of Executive Share Ownership36

Name and Position	Ownership Requirement (Multiple of Base Salary)	Current Ownership (Multiple of Base Salary)
Doug Suttles President & CEO	5 times	1.67 times
Sherri Brillon Executive Vice-President & CFO	3 times	4.29 times
Mike McAllister Executive Vice-President & COO	3 times	3.14 times
Bill Oliver Executive Vice-President & CCO	3 times	4.33 times
Terry Hopwood Executive Vice-President & GC	3 times	4.20 times

Incentive Compensation Clawback Policy

The Board adopted an Incentive Compensation Clawback Policy (the “Policy”) in 2012. The Policy authorizes the Board to require the immediate reimbursement of all or any portion of annual short-term or LTI compensation received by or payable to an executive officer in the event of the following circumstances:

¡	Encana is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);

¡

incentive compensation received by a current or former executive officer in respect of the years to which the Restatement pertains exceeds the amount that would have been received by the executive officer under the Restatement (the “Incentive Compensation”); and

¡	the executive officer engaged in gross negligence, intentional misconduct or fraud which either caused or significantly contributed to the material non-compliance resulting in the Restatement.

36

Represents the share ownership status under the Guidelines of our NEOs who were actively employed at Encana as at December 31, 2013. Share ownership status is calculated as at December 31, 2013, based on the yearly average price of Common Shares on the TSX of C$18.87. Due to their respective departures from Encana prior to December 31, 2013, Messrs. Eresman and Wojahn are no longer subject to the Guidelines and therefore have been excluded from the table above.

Where the above circumstances exist, the Policy grants the Board full authority to: (i) require the executive officer to immediately reimburse Encana for all or any Incentive Compensation previously paid; (ii) immediately terminate and forfeit any right of the executive to any Incentive Compensation (in the event not previously paid); (iii) immediately withhold or cancel the value of any Incentive Compensation from any outstanding amounts owing to the executive (including any unvested or unexercised LTI awards) to compensate for (or set off) the value against any unrecovered Incentive Compensation amount; and/or (iv) initiate such other action against the executive as the Board may deem necessary.

No Hedging Policy

Encana’s Securities Trading and Insider Reporting Policy expressly prohibits directors and all employees, including our executive officers, from engaging in any form of equity monetization transactions (including the purchase of financial instruments to hedge or offset a decrease in value) involving the Encana securities that represent part of their LTI awards or, in respect of our executive officers, Encana securities held under our Share Ownership Guidelines.

PERFORMANCE GRAPH

The following chart compares the cumulative TSR for Encana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.(1)

	2008	2009	2010	2011	2012	2013	Five Year TSR CAGR
ECA (TSX)	100	120	105	70	76	77	-5%
S&P/TSX COMPOSITE	100	134	157	144	154	174	12%
S&P 500	100	126	145	148	171	226	18%

Notes:

(1)

For the purposes of the above performance graph, it has been assumed that upon completion of the November 30, 2009 arrangement which split Cenovus Energy Inc. (“Cenovus”) from Encana (the “Arrangement”), Cenovus shares received by Encana shareholders were sold on the first day of trading following the Arrangement and the proceeds reinvested in Common Shares on that day.

Over the five year period ending December 31, 2013, the Compound Average Growth Rate (“CAGR”) for our TSR was negative five percent. The performance graph above, however, illustrates Encana’s improved TSR results over the course of 2012 and 2013.

Over the five-year period above, Encana’s TSR performance has been significantly influenced by our prior strategy and historical production weighting to natural gas. Notwithstanding this prior weighting to natural gas production, Encana’s TSR performance has trended better than the natural gas commodity price over the same period shown. Moreover, our CEO compensation has trended in line with our TSR performance. In this regard, the compensation levels of our NEOs over the past several years reflect Encana’s success in generating solid financial and operational results, notwithstanding the commodity price environment. For 2013, the increase in individual NEO compensation is also reflective of Encana’s move to a smaller ELT, including the assumption of expanded roles and responsibilities by our current executive officers and their significant individual contributions to the transformative organizational changes executed in 2013.

Through the period from 2009 to 2013, the value of LTI grants to our executive officers were significantly impacted by the decrease in our Common Share price. For our current CEO, Mr. Suttles, and former CEO, Mr. Eresman, in aggregate the grant date value of Options constitutes approximately 27 percent of Total Direct Compensation as reflected in the Summary Compensation Table at page 52 and as disclosed in prior years (“SCT TDC”). Based on the December 31, 2013 TSX closing price of our Common Shares (being C$19.18), approximately 87 percent of this value consists of Options which have no current value, as the exercise price is higher than the current market price, resulting in approximately 23 percent of aggregate CEO SCT TDC having a nil value. In respect of our NEOs, based on the same analysis, approximately 20 percent of their respective SCT TDC, on average, has no value. In this regard, the value of unvested equity granted to our NEOs, particularly from 2009 to 2012, was aligned with the experience of our shareholders over the same period.

The appointment of our new CEO, Mr. Suttles, and subsequent announcement of our new strategy in 2013 has repositioned Encana and redefined its focus to build a more balanced and diverse commodity portfolio. More specifically, our strategy of disciplined focus on generating profitable growth is designed to increase shareholder value through targeted capital investment in the Company’s top tier opportunities. As outlined in “Our Compensation Approach” on pages 27 to 30, TSR remains a significant component of, and influence on, the compensation of our NEOs, including as the performance measure for PSU grants which, in 2013, represented 50 percent of annual LTI grants to our executive officers, including our CEO, Mr. Suttles. Our focus on enhancing shareholder alignment is also demonstrated our new 2014 Company Scorecard, designed to drive the achievement of our new strategy.

In this regard, the HRCC is satisfied that the pattern of compensation for our NEOs has reflected Encana’s performance relative to the market, the external conditions described above, and the range of performance measures used for our incentive compensation plans.

CHANGES TO OUR PROGRAM FOR 2014: WHAT TO EXPECT

The HRCC and the Board evaluate our executive compensation program on an ongoing basis to ensure that it remains responsive to feedback received from our shareholders and aligned both with compensation best practices and our Company’s strategy. With this objective in mind, in 2013 the Board approved the following enhancements to our program, which are effective for the 2014 performance year:

OUR 2014 COMPANY SCORECARD

In 2013, the HRCC and the Board undertook a comprehensive redesign of our Company Scorecard to be used to determine the 2014 Bonus eligibility of our employees, ELT members and our CEO, Mr. Suttles. Following rigorous evaluation and discussion, as well as extensive stress-testing, conducted over the course of several HRCC meetings in 2013 and 2014, the Board approved our new 2014 Company Scorecard.

Our 2014 Company Scorecard is a “Strategy Scorecard”, designed to align the annual Bonus award compensation opportunities of our employees, including our executive officers, with the following three key elements of our strategy:

✓	Balance Sheet Strength;

✓	Portfolio Transition; and

✓	Operating Performance.

Strategic organizational deliverables in the 2014 Scorecard provide for a target score of 100 where Encana meets its 2014 Budget targets, as approved by the Board. To enhance transparency for our shareholders, 2014 Scorecard targets are also aligned with the Company’s public guidance. These Scorecard performance targets were extensively stress-tested using integrated financial modelling, the results of which were presented to the HRCC and the Board for review and discussion over several meetings. This stress-testing provided assurance that: (i) overall outperformance on most (not simply one or two areas) of our strategy would be required to result in strong scoring results; and (ii) unintended consequences, from a shareholder alignment perspective, are mitigated.

The Board also approved two areas of Board discretion that may be applied to modify calculated 2014 Scorecard results:

¡

application of a “Safety Modifier” to provide for adjustments between -20% and +10% to the calculated 2014 Company Score where safety results are either detrimental to Company performance or materially exceed expectations; and

¡

retention of general Board discretion to encourage continued shareholder alignment by allowing for adjustments within the range of -20% to +25% in the event of significant transactions or other events during the year.

The Board believes that the new 2014 Company Scorecard represents an important element of our compensation program, allowing management to clearly communicate and incent the execution of our strategy in a manner which is highly correlated with the interests of our shareholders.

The HRCC and the Board remain committed to continuous improvement. In this spirit, we continue to monitor our program to ensure that it aligns the compensation of our executive officers with Encana’s performance and shareholder value creation.

2014 COMPENSATION DECISIONS

At its February 2014 Joint Compensation Meeting, the Board approved modest increases to the 2014 base salaries of three NEOs, Ms. Brillon (+1.7%), Mr. Hopwood (+2.2%) and Mr. McAllister (+3.0%), to align with current competitive data from our Compensation Peer Group and reflect the expansion of their executive roles in 2013. Annual target Bonus eligibility for the members of our ELT were maintained at existing (2013) levels. To encourage a long-term view among our ELT members and to assist with retention, annual LTI grants were generally targeted between the median and 75th percentile of comparable levels within our Compensation Peer Group. The 2014 annual LTI grants for our ELT members were comprised of 50 percent PSUs (based on relative TSR as the performance metric), 25 percent Options (or SARs, as applicable), and 25 percent RSUs.

Changes to the 2014 annual Total Direct Compensation of our CEO, Mr. Suttles, were limited by the Board to an increase of $55,347 (or + 5.7%) in annual base salary to bring Mr. Suttles’ base salary and 2014 Total Direct Compensation in line with the median (or P50) of competitive data from our Compensation Peer Group. Mr. Suttles’ 2014 Bonus eligibility was maintained at its current target of 125 percent of base salary. The grant date expected value of Mr. Suttles’ 2014 annual LTI grant was maintained at $5,826,600, comprised of 50 percent PSUs (based on relative TSR as the performance metric), 25 percent Options and 25 percent RSUs.

SUMMARY COMPENSATION TABLE

The following table sets forth annual total compensation paid or payable to our NEOs for the years ended December 31, 2013, 2012 and 2011 respectively.(1)

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share-Based Awards(2) ($)		Option- Based Awards(3) ($)		Annual Incentive Plans(4) ($)		Pension Value(5) ($)		All Other Compensation(6) ($)	Total Compensation ($)
Doug Suttles President & Chief Executive Officer	2013	546,188	(7)	6,918,375	(8)	4,005,375	(8)	940,739		38,840		917,292	13,366,809
Sherri Brillon Executive Vice-President & Chief Financial Officer	2013 2012 2011	552,256 521,913 485,500		1,372,247 869,221 843,644		457,411 289,735 421,822		623,928 525,038 377,507		61,270 57,289 54,376		94,099 90,215 82,246	3,161,211 2,353,410 2,265,095
Mike McAllister Executive Vice-President & Chief Operating Officer	2013 2012 2011	637,219 493,592 383,545		1,907,752 1,242,810 488,108		635,916 187,700 241,041		878,925 1,170,419 827,939	(9)	698,953 1,611,528 585,230		99,298 88,516 82,246	4,858,063 4,794,565 2,608,109
Bill Oliver Executive Vice-President & Chief Corporate Officer	2013 2012 2011	582,600 570,463 534,050		1,198,901 752,627 843,644		399,629 250,872 421,822		503,366 440,591 344,462		110,991 412,291 26,163		97,443 93,049 92,303	2,892,930 2,519,893 2,262,444
Terry Hopwood Executive Vice-President & General Counsel	2013 2012 2011	436,950 436,950 282,197		1,034,446 359,638 396,236		344,813 119,879 396,236		351,308 584,117 487,005		48,939 43,113 20,391		73,926 94,788 54,184	2,290,382 1,638,484 1,636,249
Clayton Woitas (Former) Interim President & Chief Executive Officer	2013	470,935		—		—		—		—		—	470,935
Randy Eresman (Former) President & Chief Executive Officer	2013 2012 2011	458,283 1,359,400 1,359,400		0 3,235,736 4,218,218		0 1,078,582 2,103,083		0 1,197,971 1,172,483	(4)	(106,887 (12,615 (113,001	) ) )	7,292,186 145,315 144,564	7,643,582 7,004,389 8,884,747
Jeff Wojahn (Former) Executive Vice-President & President, USA Division	2013 2012 2011	781,655 781,655 781,655		2,421,880 1,776,625 1,943,393		807,289 592,208 970,190		0 844,187 640,835		224,824 155,236 163,575		875,608 513,687 558,993	5,111,256 4,663,598 5,058,641

Notes:

(1)

All amounts in this Summary Compensation Table were paid or are payable to the respective executive officer in Canadian dollars, however have been converted to U.S. dollars for each year using an exchange rate of C$1.00 = US$0.971 for year-over-year comparability.

(2)

The grant date fair value of 2013 RSU and PSU awards is calculated as the number of units granted multiplied by the closing price of Common Shares (or C$18.00) on the date prior to the grant date (or February 18, 2013). PSU and RSU compensation expenses are accounted for on a fair value basis, as required by U.S. GAAP.

(3)

2012 and 2011 Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (the “Binomial Model”). In respect of 2013 Option awards, a Black-Scholes-Merton Model was used to determine the number of Options to be granted using 16.3 percent, applied using the following assumptions: Expected Term = 3.64 years; Volatility = 30.42 percent; Dividend Yield = 1.5 percent; Risk Free Rate = 1.09 percent.

(4)

In 2012, Messrs. Hopwood and McAllister elected to convert 50 percent and 25 percent, respectively, of their 2013 Bonus Awards into DSUs in accordance with the DSU Plan. In 2011, Mr. Wojahn elected to convert 50 percent of his 2012 Bonus Award into DSUs. In 2010, Messrs. Eresman and Wojahn elected to convert 25 percent and 50 percent, respectively, of their 2011 Bonus Awards into DSUs. See “Compensation Discussion and Analysis – other Compensation Elements – Employee Deferred Share Unit Plan” on page 47 for more information.

(5)

Pension Value represents the compensatory change year-over-year as set out in the Compensatory Change column of the “Defined Contribution Pension Table” and the Compensatory Change column of the “Defined Benefit Pension Table” on pages 56 and 57, respectively.

(6)

Amounts above include Company matching of contributions to Investment Plan, annual allowances, annual fee for financial planning and tax preparation, membership fees associated with personal use of clubs and the taxable benefit associated with Company-provided parking. In addition to the foregoing, Mr. Wojahn’s amount includes a tax obligation payment, Foreign Service Premium ($78,166) and Commodities and Services Allowance ($30,913), paid as a consequence of his cross-border assignment to the United States. Amounts for Mr. Suttles also include a one-time relocation payment ($728,250) and value of the use of Company aircraft ($16,887) in 2013.

(7)	Mr. Suttles’ salary represents the amount received during 2013 from his appointment as President & CEO on June 10, 2013, representing a pro-rated portion of his annualized salary of USD $971,000.

(8)

Above amounts include Mr. Suttles’ 2013 annual LTI grant (PSUs, Options, RSUs), consisting of a grant date fair value of $5,826,000, and his one time initial equity-based grant (PSUs and Performance Options), consisting of a grant date fair value of $5,097,750, each made to Mr. Suttles upon hire in 2013.

(9)

The above amount includes additional incentive compensation paid to Mr. McAllister in recognition of his significant contributions and leadership in respect of the successful completion of Encana’s various joint venture and divestiture activities in 2012.

OUTSTANDING OPTION-BASED AWARDS

The following table shows all option-based awards made to our NEOs outstanding on December 31, 2013. Option-based awards below refer to Encana Options and Replacement Options (identified as “ECA”) and Cenovus Replacement Options (identified as “CVE”), respectively. For more information regarding Encana Options and Replacement Options, see “Equity Compensation Plan Information – Employee Stock Option Plan” on pages 62 to 64. Neither former Interim CEO, Mr. Woitas, nor former CEO, Mr. Eresman, held any option-based awards as at December 31, 2013.

Outstanding Option-Based Awards

Name and Position	Number of Securities Underlying Unexercised Options (#)(1)		Grant Date	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)(2)
Doug Suttles(4) President & Chief Executive Officer	ECA ECA	934,830 534,188	13-Jun-2013 13-Jun-2013	18.00 18.00	13-Jun-2018 13-Jun-2018	1,071,110 612,062
Sherri Brillon Executive Vice-President & Chief Financial Officer	ECA	160,023 124,953 70,000 82,000 108,000	19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009	18.06 21.10 31.03 32.87 29.04	19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014	174,028 0 0 0 0
Mike McAllister Executive Vice-President & Chief Operating Officer	ECA	222,472 80,949 40,000 48,000 29,160	19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009	18.06 21.10 31.03 32.87 29.04	19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014	241,943 0 0 0 0
Bill Oliver Executive Vice-President & Chief Corporate Officer	ECA	139,808 108,193 70,000 68,000 108,000	19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009	18.06 21.10 31.03 32.87 29.04	19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014	152,044 0 0 0 0
	CVE	28,000	11-Feb-2009	26.27	11-Feb-2014	112,286
Terry Hopwood Executive Vice-President & General Counsel	ECA	120,631 51,700 65,000	19-Feb-2013 22-Feb-2012 9-May-2011	18.06 21.10 31.39	19-Feb-2018 22-Feb-2017 9-May-2016	131,189 0 0
Jeff Wojahn (3) (Former) Executive Vice-President & President, USA Division	ECA	282,426 255,400 161,000 109,000 162,000	19-Feb-2013 22-Feb-2012 14-Feb-2011 10-Feb-2010 11-Feb-2009	18.06 21.10 31.03 32.87 29.04	19-Feb-2018 22-Feb-2017 14-Feb-2016 10-Feb-2015 11-Feb-2014	307,144 0 0 0 0
	CVE	162,000	11-Feb-2009	26.27	11-Feb-2014	649,657

Notes:

(1)

The number of securities underlying unexercised options includes Options (both time and performance-based) that have vested and that have not yet vested as of December 31, 2013. In respect of 2010 and 2009 grants of Options and Replacement Options, respectively, performance-based grants that did not vest, based on applicable PSU Recycle Ratio performance, in the applicable prior years, have been cancelled and are not included in the amounts stated in this table.

(2)

All option-based awards to our former CEO and NEOs were granted at Option exercise prices in Canadian dollars. The value of unexercised in-the-money Options above is based on the respective TSX closing price of Common Shares of C$19.18 and Cenovus Common Shares of C$30.40 on December 31, 2013. All amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.971.

(3)

Under the ECA Option Grant Agreements and CVE Replacement Option Grant Agreements, departed employees have 60 trading days to exercise any ECA Options or CVE Replacement Options vested as of the employee’s departure date. Mr. Wojahn accordingly had 60 trading days from October 31, 2013 to exercise any previously vested ECA Options or CVE Replacement Options.

(4)

Option amounts for Mr. Suttles refer to his 2013 Performance Option grant (noted as 934,830 Options above), representing 50 percent of his 2013 one time initial equity-based grant upon hire, and his 2013 (time-based) Option grant (noted as 534,188 Options above), representing 25 percent of his 2013 annual LTI grant upon hire in 2013.

OUTSTANDING SHARE-BASED AWARDS

The following table shows information regarding outstanding share-based awards of our NEOs as at December 31, 2013. Share-based awards refer to PSU and RSU grants made to our executive officers in 2013, 2012 and 2011. For more information, see “Equity Compensation Plan Information – Performance Share Unit Plan” and “Equity Compensation Plan Information – Restricted Share Unit Plan” on page 65. Neither former Interim CEO, Mr. Woitas, nor Mr. Wojahn held any share-based awards as at December 31, 2013.

Name and Position	Number of Shares or Units that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)(1)		Market or Payout Value Of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
Doug Suttles President & Chief Executive Officer	406,566	7,693,349		0
Sherri Brillon Executive Vice-President & Chief Financial Officer	156,433	2,954,487		0
Mike McAllister Executive Vice-President & Chief Operating Officer	197,633	3,721,984		0
Bill Oliver Executive Vice-President & Chief Corporate Officer	139,851	2,641,471		0
Terry Hopwood Executive Vice-President & General Counsel	95,136	1,792,219		0
Randy Eresman (Former) President & Chief Executive Officer	179,034	3,513,908	(3)	0
Jeff Wojahn (Former) Executive Vice-President & President, USA Division	0	0		0

Notes:

(1)

Represents the value at December 31, 2013 of: (a) all RSUs granted in 2011, 2012 and 2013 (including additional RSUs credited upon payment of dividends on Common Shares); and (b) all PSUs granted in 2011, 2012 and 2013, less PSUs which have been deemed ineligible to vest and therefore forfeited. For purposes of this table, all PSUs previously deemed Eligible PSUs (from the first, second and third tranches of the 2011 PSU grant, and the first and second tranches of the 2012 PSU grant, respectively) are valued based on the Eligible PSU Amount held on behalf of the respective NEO as at December 31, 2013 (and giving effect to February 2014 vesting eligibility determinations) and any unassessed PSUs (the third tranche of the 2012 PSU grant, and the entire 2013 PSU grant), have been valued, for illustrative purposes only, based on a payout of 100 percent of the respective target amount of each such award, using the closing price of Common Shares on the TSX as at December 31, 2013, or C$19.18. Under the 2011 and 2012 PSU grants, actual payout could range from a minimum value of 0 percent to a maximum payout of 150 percent of the original number of PSUs granted, based on the approved PSU Recycle Ratio in a given year. Vesting of the 2013 PSU grant is deferred for a period of 3 years, or until 2016. Actual payout under these 2013 PSU grants could range from 0 percent to 200 percent of original number of PSUs granted based on Encana’s approved relative TSR performance over a three-year period. For valuation purposes, 2011, 2012 and 2013 RSU grants have been valued at 100 percent of the original RSU award using the closing price of Common Shares on the TSX as of December 31, 2013, or C$19.18. All amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.971.

(2)

Under the PSU Plan and RSU Plan, vesting of the 2011, 2012 and 2013 PSU and RSU grants is deferred until 2014, 2015 and 2016, respectively. Above amounts do not include DSUs held by the NEOs as a result of an election to convert either 25 or 50 percent of the

NEO’s annual Bonus award into DSUs in accordance with the DSU Plan. Such amounts (representing previously approved annual Bonus awards) are reported in the annual Non-Equity Incentive Plan Compensation column in the Summary Compensation Table at page 52.

(3)

Mr. Eresman retired from Encana effective May 1, 2013. Under the PSU Plan and RSU Plan, retirees aged 55 to 60 receive pro-rata treatment in respect of PSUs and RSUs which are unvested as at their retirement date. For more information regarding our PSU Plan and RSU Plan see “Equity Compensation Plan Information” on pages 62 to 66.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the aggregate dollar value of option-based awards, share-based awards and non-equity incentive plan compensation vested or earned by our NEOs during the financial year ended December 31, 2013. As Eligible PSUs from 2012 and 2011 do not vest until their respective PSU Vesting Dates in 2015 and 2014, and RSUs granted in 2012 and 2011 do not vest until 2015 and 2014 respectively, the 2010 PSU grant was the only share-based award which vested in 2013. Former Interim CEO, Mr. Woitas, did not hold any such awards during the year.

Name and Position	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)
Doug Suttles President & Chief Executive Officer	0	0	940,739
Sherri Brillon Executive Vice-President & Chief Financial Officer	0	320,043	623,928
Mike McAllister Executive Vice-President & Chief Operating Officer	0	195,592	878,925
Bill Oliver Executive Vice-President & Chief Corporate Officer	0	266,722	503,366
Terry Hopwood Executive Vice-President & General Counsel	0	0	351,308
Randy Eresman (Former) President & Chief Executive Officer	0	1,493,499	0
Jeff Wojahn (Former) Executive Vice-President & President, USA Division	0	426,734	0

Notes:

(1)

The value of the option-based awards is determined assuming the respective NEO exercised the Options on the date they vested on February 11, 2013, February 14, 2013 and February 22, 2013, respectively, and therefore reflects the corresponding closing price of Common Shares on the TSX (C$19.43 on February 11, 2013, C$18.20 on February 14, 2013 and C$18.70 on February 22, 2013 respectively) on such dates. As the respective Option exercise prices exceeded the applicable TSX closing prices for all such option-based awards, no value vested during the year. All option-based awards to our former CEO and NEOs were granted at option exercise prices in Canadian dollars. All amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.971.

(2)

Share-based awards value above represents Eligible PSUs from the 2010 PSU grant which vested in 2013. PSUs from such grant deemed ineligible to vest by the Board, based on PSU Recycle Ratio performance, were forfeited and cancelled. Upon vesting, under the PSU Plan, Eligible PSU amounts are valued based on the last average closing price of Common Shares on the TSX over 20 trading days of the respective performance year measured which, for 2010, 2011 and 2012, were C$28.81, C$19.35 and C$20.50, respectively. All amounts have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.971.

(3)

Non-Equity Incentive Plan Compensation above consists of the 2013 Bonus awards of our NEOs approved by the Board at its February 2014 Joint Compensation Meeting. Due to their respective departures in 2013, neither Messrs. Eresman or Wojahn were eligible, or approved for a 2013 Bonus at the February 2014 Joint Compensation Meeting.

RETIREMENT & PENSION PLAN BENEFITS

Canadian Registered Pension Plan and Canadian Supplemental Pension Plan

(a) Defined Contribution Pension Plan

Our CEO, Mr. Suttles, and NEOs, Ms. Brillon and Mr. Hopwood, participate in the Defined Contribution (“DC”) components of each of the Registered Plan and the Encana Corporation Canadian Supplemental Defined Contribution Savings Plan (“DC Supplemental Plan”) (collectively, the “DC Plan”). DC Plan participants select from various investment funds and are responsible for managing their DC accounts.

Under the DC Plan, Encana contributes an amount equal to eight percent of an NEO’s pensionable earnings to a DC account. Pensionable earnings for purposes of the DC Plan include the NEO’s base salary, plus annual Bonus award (capped to a maximum of 67 percent of base salary for Mr. Suttles, and 40 percent of base salary for NEOs, Ms. Brillon and Mr. Hopwood, respectively). Pension contributions to the DC component of the Registered Plan are payable up to the level permitted under the Income Tax Act; contributions beyond this level are made to the DC Supplemental Plan.

Prior to January 1, 2003, Mr. Wojahn participated in the DC component of the Registered Plan. At that time, DC contributions to the Registered Plan were six percent of annual salary. Effective January 1, 2003, Mr. Wojahn commenced participation in the DB Plan. No contributions have been made to Mr. Wojahn’s DC account since that time.

DEFINED CONTRIBUTION PENSION TABLE

The following table outlines the change in value of the DC Plan holdings of our NEOs, Mr. Suttles, Ms. Brillon, Mr. Hopwood and Mr. Wojahn, over the course of 2013.

Name and Position	Accumulated Value at December 31, 2012(1) ($)	Compensatory Change(2) ($)	Accumulated Value at December 31, 2013(3),(4) ($)
Doug Suttles President & Chief Executive Officer	—	38,840	40,396	(5)
Sherri Brillon Executive Vice-President & Chief Financial Officer	788,203	61,270	926,985	(6)
Terry Hopwood Executive Vice-President & General Counsel	69,314	48,939	131,532	(7)
Jeff Wojahn(8) (Former) Executive Vice-President & President, USA Division	213,031	Nil	242,300	(9)

Notes:

(1)	Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005.

(2)	Represents employer contributions during 2013. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971.

(3)	Includes investment earnings during 2013 and the impact of conversion from Canadian dollars to U.S. dollars.

(4)	Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940.

(5)

Includes investment earnings of $2,888 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971 and impact of conversion from Canadian dollars to U.S. dollars of ($1,332).

(6)

Includes investment earnings of $134,748 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971 and impact of conversion from Canadian dollars to U.S. dollars of ($57,236).

(7)

Includes investment earnings of $19,962 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971 and impact of conversion from Canadian dollars to U.S. dollars of ($6,683).

(8)

Since January 1, 2003, Mr. Wojahn has been accruing pension benefits under the DB Plan and no contributions have been made to his DC account. See “Defined Benefit Pension Table” on page 57 for more information.

(9)

Includes investment earnings of $44,467 converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971 and impact of conversion from Canadian dollars to U.S. dollars of ($15,198).

(b) Defined Benefit Pension Plan

In 2013, Messrs. Eresman, McAllister, Oliver and Wojahn participated in the Defined Benefit (“DB”) components of the Encana Corporation Registered Pension Plan (“Registered DB Plan”) and the Encana Corporation Canadian Supplemental Plan (“DB Supplemental Plan”) (collectively, the “DB Plan”). Pension benefits from the Registered DB Plan are payable up to the level permitted from a registered pension plan under the Income Tax Act; pension benefits beyond such level are paid from the Supplemental DB Plan. DB Plan benefits for our participating NEOs have fully vested.

Retirement benefits under the DB Plan are based on pensionable years of plan participation and highest average earnings. More specifically, retirement benefits are based on two percent of the highest five consecutive years of pensionable earnings in the 10 years preceding retirement, multiplied by the years of pensionable participation in the DB Plan. Participants contribute four percent of pensionable earnings to a defined annual maximum. For former CEO, Mr. Eresman, pensionable earnings included base salary plus his annual Bonus award (capped at a maximum of 67 percent of base salary). For our remaining NEOs, pensionable earnings include base salary plus annual Bonus award (capped at a maximum of 40 percent of base salary).

Normal retirement under the DB Plan is age 65, however retirement may commence as early as age 55 with a reduced pension. For service prior to January 1, 2003, other than for NEO, Mr. McAllister, pensions are paid on an unreduced basis from age 62, and from age 60 (or 30 years of service, if earlier, but after age 55) for service after this date. Otherwise, for service prior to January 1, 2003, pensions are reduced one-quarter of one percent for each month of retirement before age 62, or before age 60 for service following that date. For NEO, Mr. McAllister, pension is paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Otherwise, pensions are reduced by one-quarter of one percent for each month of retirement before age 60.

Pensions are payable for life, however for single participants, continue for a minimum 10 years following retirement. For married participants, a surviving spouse pension of 60 percent is payable. Pension benefits are paid to the participant and spouse for a minimum of five years following retirement.

DEFINED BENEFIT PENSION TABLE

The following table outlines estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for our participating NEOs under the DB Plan as at December 31, 2013.(1)

Name and Position	Number Of Years Credited Service At End Of Year (#)		Annual Benefits Payable(2) ($)				Opening Present Value Of Defined Benefit Obligation(5,6) ($)		Compensatory Change(7) ($)		Non- Compensatory Change(8) ($)		Closing Present Value Of Defined Benefit Obligation(2),(5) ($)
			At Year End(3)		At Age 65(4)
Mike McAllister Executive Vice-President & Chief Operating Officer	25.50	(14)	251,461	(15)	344,727	(16)	6,069,776	(17)	698,953		(658,013	)(18)	6,110,716
Bill Oliver Executive Vice-President & Chief Corporate Officer	33.33	(19)	489,467		511,788		8,801,873	(20)	110,991		(923,891	)(21)	7,988,973	(22)
Randy Eresman(9) (Former) President & Chief Executive Officer	N/A	(10)	N/A(9)		N/A(9)		28,986,961	(11)	(106,887	)(12)	(28,880,074	)(13)	Nil(9)
Jeff Wojahn(23) (Former) Executive Vice-President & President, USA Division	N/A	(24)	200,306	(25)	N/A(23)		4,048,485		224,824		(1,360,672	)(26)	2,912,637

Notes:

(1)

Amounts calculated in this table are estimates only based on certain assumptions (referred to in Note 17(I) to the Company’s consolidated financial statements contained in our 2013 Annual Report (available on our website at www.encana.com), or other footnotes below and therefore may not materialize.

(2)	Amounts above are converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940.

(3)

Accrued pension to December 31, 2013 payable at normal retirement age of 65 based on final average earnings and Year’s Maximum Pensionable Earnings (“YMPE”) and DB pensionable service as at December 31, 2013.

(4)	Amounts payable on retirement at age 65, assumes continued service accrual to age 65 and that the final average earnings and YMPE at age 65, remain unchanged from December 31, 2013.

(5)

The DB obligation (as defined by CSA Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in Note 17(I) to the Company’s consolidated financial statements contained in our 2013 Annual Report (available on our website at www.encana.com).

(6)	Amounts converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005.

(7)

Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$.971.

(8)	Includes interest on the DB obligation for the period, employee contributions plus changes in assumptions including discount rate and exchange rates and other net experience as at December 31, 2013.

(9)	Mr. Eresman retired effective May 1, 2013, and in accordance with the terms of the DB Plan, elected to receive his DB pension benefit in the form of a lump sum commuted value.

(10)

At the time of his retirement on May 1, 2013, Mr. Eresman had 34.92 years of credited service, which includes three additional years of service granted by a predecessor employer under an individual employment agreement in 2002.

(11)

Includes optional contributions account balance of $51,246 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) as of December 31, 2012, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(12)

Opening present value of DB obligation assumed that Mr. Eresman would receive a salary increase in April 2013, which he did not. The difference between the actual and estimated earnings is reflected in the ($106,887).

(13)

Includes $1,336,265 in respect of DB pension benefits to which Mr. Eresman was entitled under the DB Plan arising from his departure and retirement from Encana, which is also reported in the Summary Compensation Table, and an amount of ($980,654) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971.

(14)	Includes 12 years of additional service granted by a predecessor employer under an individual employment agreement in 2000.

(15)

Reflects an annual pension offset of $20,654 (converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940) payable at age 60 from Mr. McAllister’s previous employer.

(16)

Reflects an annual pension offset of $29,215 (converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940) payable at age 65 from Mr. McAllister’s previous employer.

(17)

Reflects an annual pension offset of $22,082 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) payable at age 60 from Mr. McAllister’s previous employer.

(18)

Includes an amount of ($406,869) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971.

(19)	Includes three years of additional service granted by a predecessor employer under an individual employment agreement in 2002.

(20)

Includes optional contributions account balance of $115,722 (converted from Canadian dollars to U.S. dollars using the December 31, 2012 exchange rate of C$1.00 = US$1.005) as of December 31, 2012, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(21)

Includes an amount of $(561,239) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971.

(22)

Includes optional contributions account balance of $107,233 (converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940) as of December 31, 2013, which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(23)	Mr. Wojahn’s employment with Encana ceased effective October 31, 2013.

(24)

Prior to January 1, 2003, Mr. Wojahn was a member of the DC plan. See “Defined Contribution Pension Table” on page 56 for more information. Mr. Wojahn had 10.83 years of credited service as of his termination date of October 31, 2013.

(25)

Mr. Wojahn’s accrued pension at his departure date of October 31, 2013 is payable at age 60. This amount excludes $59,865 (converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971) of DB pension benefits to which Mr. Wojahn is entitled in accordance with the DB Plan arising from his departure from Encana.

(26)

Includes $675,153 in respect of pension benefits to which Mr. Wojahn is entitled in accordance the DB Plan arising from his departure from Encana, which is also reported in the Summary Compensation Table. Also includes an amount of ($233,019) due to the change in exchange rates. Other amounts were converted from Canadian dollars to U.S. dollars using the average exchange rate during 2013 of C$1.00 = US$0.971.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Encana currently does not have employment contracts with our NEOs regarding termination, resignation or retirement or a change in responsibilities, other than individual Change in Control Agreements and the relevant provisions of our LTI Grant Agreements, described elsewhere in this Information Circular.

Change in Control Arrangements

Each of our NEOs, including our CEO, Mr. Suttles, has written Change in Control Agreements that provide for payment of severance and certain benefits, to a maximum of 24 months, in the event of both: (i) a change in control of Encana; and (ii) subsequent termination of the NEO’s employment within the following three-year period. For purposes of these Agreements, such termination may be by Encana (other than for cause) or by the NEO for specified “good reason”, including a material alteration in duties, required relocation or a reduction in salary or benefits (other than an across-the-board reduction similarly impacting other executive officers). Such arrangements, which require both events to occur in order for severance or other benefits to be payable, are commonly referred to as “double trigger” change of control provisions.

The change in control provisions of the one-time initial equity-based grant made to our CEO, Mr. Suttles, upon hire in 2013 are also “double trigger”, requiring both a change in control and subsequent termination of employment for an acceleration of LTI vesting to occur.37 The change in control provisions in the remaining LTI Grant Agreements for eligible employees, including our executive officers (and including Mr. Suttles’ 2013 annual LTI grant), are “single trigger”, requiring only a change in control for an acceleration of LTI vesting to occur. These provisions, in respect of unvested LTIs, are also referred to in the Change in Control Agreements for our executive officers. The relevant terms of these respective agreements are summarized below.

	NEO Change In Control Agreements	Employee LTI Grant Agreements[38]
Applies To	Executive officers	LTI eligible employees
Trigger	Change in control and subsequent termination of employment	Change in control
Severance	Lump sum cash payment equal to the NEO’s base salary, annual allowance and annual Bonus award (based on average Bonus award paid over the preceding three years) for a period of 24 months	Not applicable
Benefits	Continuation (or lump sum payment in lieu) of medical, dental and insurance benefits and other perquisites such as value of matching contributions to the Investment Plan for 24 months period	Not applicable
Pension	Continued accrual of pension benefits (for DB pension plan participants) or continued accrual or payment of contributions (for DC pension plan participants) for a period of 24 months	Not applicable
Stock Options[40]	Immediate vesting of all unvested Options, which remain exercisable for earlier of: (i) 24 months; or (ii) expiry date	Immediate vesting of all unvested Options, which remain exercisable for earlier of: (i) 24 months; or (ii) expiry date
PSUs[40]

Immediate vesting and payout of any existing Eligible PSU Amounts in the PSU Account of the NEO, immediate vesting of all outstanding PSUs, valued based on target PSU Recycle Ratio and target relative TSR (100 percent vesting eligibility) and paid based on price at which Common Shares are valued for the purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to the change in control

Immediate vesting and payout of any existing Eligible PSU Amounts in the PSU Account of the employee, immediate vesting of all outstanding PSUs, valued based on target PSU Recycle Ratio and target relative TSR (100 percent vesting eligibility) and paid based on price at which Common Shares are valued for the purposes of the change in control transaction(s) or, if no such transaction(s), based on average closing price of Common Shares during the 30 days prior to the change in control

RSUs

Immediate vesting based on the price at which Common Shares were valued for purposes of the change in control transaction(s) or, if no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control

Immediate vesting based on the price at which Common Shares were valued for purposes of the change in control transaction(s) or, if no such transaction(s), the average market value of such Common Shares during the 30 days prior to the change in control

37

Refers to a termination of Mr. Suttles’ employment by Encana, other than for cause, or by Mr. Suttles for “good reason”, as defined under his respective one-time initial equity-based (PSU and Performance Options) Grant Agreements.

38

As noted above, does not include Mr. Suttles’ one-time initial equity-based grant (PSUs and Performance Options) provided upon hire in 2013. The change in control provisions of these respective LTI grants are “double trigger”, requiring both a change in control and subsequent termination of employment for an acceleration of vesting to occur.

Change in Control Table

The following table summarizes the estimated termination amounts that would have been received by our NEOs under their respective Change in Control Agreements had a change in control of Encana and subsequent termination of their employment occurred on December 31, 2013. Due to the departure of Messrs. Eresman and Wojahn from Encana prior to December 31, 2013, they have been excluded from the table below.

NEO Change In Control Termination Calculations(1)

Name and Position	Cash Severance(2) ($)	Annual Incentive Plan(3) ($)	Value of Unvested LTIs(4,5) ($)	Incremental Value (Pension Benefits) ($)		Other Compensation and Benefits(6) ($)	Total ($)
Doug Suttles President & Chief Executive Officer	1,880,000	1,821,411	8,876,645	251,168	(7)	1,776,013	14,605,237
Sherri Brillon Executive Vice-President & Chief Financial Officer	1,069,250	985,159	3,229,904	121,072	(7)	182,190	5,587,575
Mike McAllister Executive Vice-President & Chief Operating Officer	1,233,750	1,856,949	3,864,703	1,992,381	(8)	192,256	9,140,039
Bill Oliver Executive Vice-President & Chief Corporate Officer	1,128,000	831,524	2,747,799	0(8)(9)		188,664	4,895,987
Terry Hopwood Executive Vice-President & General Counsel	846,000	918,012	1,863,468	94,752	(7)	143,132	3,865,364

Notes:

(1)

The Change in Control Agreements of our executive officers are “double trigger”, requiring both a change in control and subsequent termination of employment (either by the Corporation, other than for cause, or by the executive for “good reason”, as defined in the Agreements). Provisions in respect of unvested LTI amounts are “single trigger.” Amounts above are calculated as at December 31, 2013 and are converted from Canadian dollars to U.S. dollars using the December 31, 2013 exchange rate of C$1.00 = US$0.940.

(2)	Calculated as the base salary that would have been payable to the NEO over a period of 24 months, based on 2013 base salary amounts.

(3)

Calculated as the average of actual Bonus awards paid in the immediately preceding three calendar years (from 2011 to 2013, inclusive) that would have been earned and payable over a period of 24 months.

(4)

Value reflects entitlements arising from accelerated LTI vesting upon a change in control of Options unvested as at December 31, 2013, both under the NEO’s Change in Control Agreements, and their respective LTI Grant Agreements. See Note (5) below. Change in control provisions in LTI Grant Agreements apply to all eligible employees, including our executive officers, and are “single trigger”, requiring only a change in control, and no subsequent termination of employment for an acceleration of LTI vesting to occur. Mr. Suttles’ initial equity-based grant (PSUs and Performance Options) are subject to “double trigger” vesting provisions, requiring both a change in control and subsequent termination of employment for an acceleration of LTI vesting to occur.

(5)

Represents the value of accelerated vesting of Options unvested at December 31, 2013 that would vest on a change in control, (excluding the value of vested but unexercised Options as of December 31, 2013). The amount is calculated based on the number of unvested Options that would immediately vest upon a change in control multiplied by the difference between the closing price of Common Shares on the TSX on December 31, 2013 of C$19.18, and the applicable exercise price of the underlying unvested Options. For purposes of this table, all previously deemed Eligible PSUs as at December 31, 2013 (from the first and second tranches of the 2011 PSU grant and the first tranche of the 2012 PSU grant, respectively) have been valued based on the Eligible PSU Amount held on behalf of the respective NEO as at December 31, 2013 (without giving effect to February 2014 vesting eligibility determinations) and any unassessed PSUs (the third tranche of the 2011 PSU grant, the second and third tranches of the 2012 PSU grant, and the entire 2013 PSU grant, respectively) have been valued, for illustrative purposes, based on a payout of 100 percent of the respective target amount of each such award, using the closing price of Common Shares on the TSX as at December 31, 2013, or C$19.18. Under the 2011 and 2012 PSU grants, actual payout could range from a minimum value of 0 percent to a maximum payout of 150 percent of PSUs granted, based on the approved PSU Recycle Ratio in a given year. For 2013 PSU grants, actual payout could range from a minimum of 0 percent to a maximum of 200 percent of the original PSU grant, based on Encana’s approved relative TSR performance over the three year performance period. For the 2011, 2012 and 2013 RSU grants, the value reflects all RSUs outstanding as at December 31, 2013 valued, for illustration purposes, based on the closing price of Common Shares on the TSX on December 31, 2013, or C$19.18.

(6)	Represents other compensation, including perquisites, that would be payable to the NEO based on a period of 24 months.

(7)

In the event a change in control and subsequent termination of employment had occurred effective December 31, 2013, Mr. Suttles Ms. Brillon and Mr. Hopwood would have been compensated based on 24 months additional service for the purposes of their DC pension plan participation. The incremental lump sum pension value is equal to eight percent of two-times base salary plus annual Bonus award (capped at 67 percent of base salary for Mr. Suttles and 40 percent of base salary for Ms. Brillon and Mr. Hopwood).

(8)

In the event a change in control and subsequent termination of employment had occurred effective December 31, 2013, Messrs. McAllister and Oliver (as applicable) each would have been credited with additional pensionable service of 24 months. The calculation of their respective five-year final average pensionable earnings is based on their respective base salary plus annual Bonus award (capped at 40 percent of base salary for each individual) for this 24 month period. The early retirement reduction factor applicable under the Supplemental DB Plan is calculated at the age they would have attained at the end of such period. The incremental lump sum DB pension value is equal to the difference between the actuarial present values of their accrued DB pension, as modified above, less the accrued DB pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2013. The discount rates used are 3.00 percent for 10 years and 4.60 percent thereafter.

(9)	For Mr. Oliver, the accrued present value of his modified accrued DB pension is less than the unmodified accrued DB Pension.

CONCLUSION

The HRCC has reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2013. Based on that review and discussion, the HRCC recommended to the Board that this Statement of Executive Compensation be included in the Information Circular for the 2014 Annual Meeting of Shareholders.

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN (“ESOP”)

Encana’s ESOP has been approved by our shareholders. The purpose of the ESOP is to foster a proprietary interest in Encana and provide a long-term incentive element in the overall compensation of our executive officers and eligible employees. As at March 17, 2014, approximately 54.9 percent of our employees were participants in the ESOP.39

Administration

The ESOP is administered by the HRCC of the Board. The HRCC has the authority to interpret the ESOP and any Option granted thereunder. The HRCC also has the discretion to attach TSARs to the Options granted under the ESOP.

Common Shares Reserved

As at March 17, 2014, there were 24,655,981 Options outstanding under the ESOP and 23,960,878 Options available for grant, representing approximately 3.3 percent and 3.2 percent respectively, of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an Option which expires or terminates without having been fully exercised may be made the subject of a further Option under the ESOP.

The ESOP includes provisions that generally mirror the insider restrictions as set out in the TSX Company Manual, which provide that the aggregate of the Common Shares issued to insiders of Encana, within any one-year period, or issuable to insiders of Encana, at any time, under the ESOP and any other security based compensation arrangement of Encana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the ESOP are determined by the HRCC and set out in the ESOP and a corresponding Stock Option Grant Agreement with the recipient.

The exercise price of an Option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the grant of the Option is made, or where the grant of an Option is within a trading blackout period imposed by the Corporation (“Blackout Period”), then using the closing price of a board lot of Common Shares on the first full trading day immediately following the end of the Blackout Period or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded. The Option grant is effective the following trading day (the “Grant Date”).

Each Option (unless terminated sooner in accordance with its terms) shall be exercisable for a period not exceeding five years from the Grant Date. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, Options could be granted for a period of up to 10 years from the Grant Date. Options currently outstanding under the ESOP have a term of five years and vest 30 percent on the first anniversary of grant, an additional 30 percent on the second anniversary of grant and an additional 40 percent on the third anniversary of the grant.

Under the terms of our standard Stock Option Grant Agreement, upon termination of employment other than by death or retirement, the optionholder has until the earlier of 60 trading days or the Option expiry date to exercise any vested unexercised Options. In the case of death or retirement before age 60, the optionholder (or the optionholder’s estate) has until the earlier of six months from the date of death or retirement or the Option expiry date to exercise any vested unexercised Options. In any of these events, any Options that are unvested as of the date of termination of employment, death or retirement do not vest and are cancelled. In the case of death or retirement after age 60, the optionholder (or the optionholder’s estate) remains eligible to exercise any vested Options, and any unvested Options as of the date of death or retirement continue to vest until the Option expiry date.

39

Employees of U.S. subsidiaries, including two of our current executive officers, receive SARs under our ESAR Plan in lieu of options. These SAR grants are intended to mirror the economic characteristics of Option grants under our ESOP.

In 2013, eligible participants under the ESOP received a grant of Options subject to the above exercise and vesting conditions.

TSARs

All Options granted and currently outstanding under the ESOP have associated TSARs, which entitle the optionee to surrender the right to exercise his or her Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at Encana’s discretion) in an amount or having a value equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR over the exercise price for the Option, multiplied by the number of optioned Common Shares surrendered. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and become available for new Option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An Option may be exercised only by the optionholder and will not be assignable, except on death to the optionholder’s estate. An optionholder only has rights as a shareholder of Encana with respect to Common Shares that the optionholder has acquired through exercise of an Option. Nothing in the ESOP or in any Stock Option Grant Agreement confers on any optionholder any right to remain as an officer or employee of Encana or any subsidiary.

Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of Options if they expire during or shortly after a Blackout Period. If the exercise period of an Option expires during or within 10 business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is 10 business days after the last day of the Blackout Period (“Blackout Extension Period”).

Specific Amendment Provision

The Board may amend, suspend or terminate the ESOP in whole or in part; provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any Option previously granted to the optionholder under the ESOP. Furthermore, approval by Encana’s shareholders will be required for amendments that relate to:

(a)	any increase in the number of shares reserved for issuance under the ESOP;

(b)	any reduction in the exercise price or cancellation and reissue of Options;

(c)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)	any extension to the length of the Blackout Extension Period;

(e)	the inclusion of non-employee directors as eligible participants under the ESOP;

(f)	any allowance for the transferability of Options (other than upon death of an optionholder); or

(g)	amendments required to be approved by shareholders under applicable law.

Replacement Stock Options

Under the Arrangement that split Encana and Cenovus into two independent, public companies, pre-Arrangement Encana stock options (originally granted in 2007, 2008 and 2009) were exchanged for each an Encana Replacement Option and a Cenovus Replacement Option (collectively, the “Replacement Options”).

The respective exercise price of Replacement Options was determined based on the one-day volume weighted TSX average trading price of a common share of each: (i) “original” pre-Arrangement Encana; (ii) post-Arrangement Encana (as traded on a “when issued” basis) and (iii) Cenovus (as traded on a “when issued” basis), on December 2, 2009.

Similar to original Encana stock options, Replacement Option grants are: (i) one-third time-based; and (ii) two-thirds subject to both time-based and performance-based vesting conditions which are based on established PSU Recycle Ratio thresholds. Replacement Options vest on a schedule of 30 percent on the first and second anniversary of grant, and 40 percent on the third anniversary. Remaining (non-performance vesting) terms and conditions of Encana Replacement Options are similar to those described in the ESOP discussion above. As of December 31, 2012, all applicable Encana and Cenovus Replacement Options have vested (or been forfeited, as applicable).

See “Treatment of Encana Employees and Benefit Plans – Options” in the Arrangement Information Circular dated October 20, 2009 which is available on SEDAR at www.sedar.com.

PERFORMANCE SHARE UNIT PLAN (“PSU PLAN”)

In February 2010, the Board approved the current PSU Plan. The purpose of the PSU Plan is to promote an alignment of the interests of our shareholders and employees and to associate a portion of eligible employees’ compensation with Encana’s performance over the mid to longer term. Grants of PSUs were made under the PSU Plan to our executive officers and eligible employees in 2010 and 2011. PSUs were granted only to our executive officers in 2012 and to our executive officers and Vice-Presidents in 2013 and 2014.

Administration

The PSU Plan is administered by the HRCC, which has the authority to interpret the PSU Plan, including in respect of any PSU granted thereunder. The PSU Plan may be amended or terminated at any time by the Board in whole or in part. Under the PSU Plan, the HRCC has discretion to settle any vested PSUs in cash or in Common Shares. The HRCC has determined that any vested PSUs in respect of currently outstanding PSU grants will be settled in cash.

Grant of PSUs, Vesting and Expiry

PSU grants made in 2012 and 2011 are comprised of three tranches. The respective vesting eligibility of each tranche is assessed each year by the HRCC and the Board at its Joint Compensation Meeting, as follows: 30 percent following each of the first and second performance year and 40 percent following the third performance year. Under these grants, vesting eligibility is annually assessed by the Board based on Encana’s achievement of specific Board-approved performance thresholds based on PSU Recycle Ratio. PSUs which are deemed by the Board, based on Encana’s achievement of these performance thresholds, to be eligible to vest are referred to as Eligible PSUs. All vesting of Eligible PSUs is deferred for a period of three years from the date of grant (“PSU Vesting Date”). PSUs deemed ineligible to vest are forfeited and cancelled.

Eligible PSUs are attributed a notional cash value (or Eligible PSU Amount) based on the average closing price of Common Shares on the TSX over the last 20 trading days of the annual performance year measured. For U.S. employees, the average closing price on the NYSE over the same period is used. This Eligible PSU Amount is recorded in the employee’s PSU account until the PSU Vesting Date. PSUs granted in 2010, the first year of the amended PSU Plan, vested in 2013 and followed a similar performance assessment and vesting schedule as noted above in respect of PSU grants made in 2012 and 2011.

For PSUs granted in 2013 and 2014, the Board approved the adoption of relative TSR as the performance metric, replacing PSU Recycle Ratio. Under these grants, PSU vesting eligibility is measured at the end of a three-year period based on Encana’s TSR performance relative to a 14 company PSU Performance Peer Group (“Peer Group”). Potential payout eligibility under these PSU grants ranges from zero (where Encana’s TSR performance relative to the Peer Group is below the 25th percentile), to a maximum of 200 percent of the initial PSU grant (where Encana’s relative TSR performance is at or above the 90th percentile of the Peer Group). All vesting is determined and occurs, as applicable, based on a performance period which is three years following the original PSU grant date.

PSUs may attract dividend equivalent PSUs before being converted into a notional cash value. For PSU grants made in 2012 and 2011, PSUs cease to attract dividend equivalent once converted into a notional cash value. Only vested PSUs may attract dividend equivalent PSUs. PSUs deemed ineligible to vest (i.e. non-Eligible PSUs), which are forfeited and cancelled, do not attract dividend equivalent PSUs.

Under the PSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement after age 55, but before age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a pro-rata payment representing the value of either (in the case of 2012 and 2011 PSU grants) deemed Eligible PSUs or (in respect of 2013 and 2014 PSU grants) vested PSUs. In such event, this pro-ration is calculated based on the period between the original PSU grant date and the date of death or retirement (as applicable). PSUs during this period which are either deemed ineligible PSUs or which do not vest, are forfeited and cancelled. In the event of death or retirement following age 60, the employee (or the employee’s estate) will receive, on or following the PSU Vesting Date, a payment representing (in the case of PSU grants made in 2012 and 2011) the value of deemed Eligible PSUs or (in the case of PSU grants made in 2013 and 2014) the value of vested PSUs, in respect of the respective three-year grant periods. PSUs which are deemed Ineligible PSUs or which do not vest during this period are forfeited and cancelled. Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the respective PSU Vesting Date to receive any payout or distribution in respect of such PSUs.

See “Compensation Discussion and Analysis, 2013 Compensation Decisions, Performance Share Units (PSUs)” on pages 42 to 45. For more detailed information regarding the PSU Plan, including the vesting criteria used by Encana to determine PSU vesting eligibility, please see “Statement of Executive Compensation, Compensation Discussion and Analysis – Determination of LTI Award Value” on page 41.

RESTRICTED SHARE UNIT PLAN (“RSU PLAN”)

In 2011, the Board approved the adoption of the RSU Plan. In 2011, 2012 and 2013, eligible employees, including our executive officers, were granted Restricted Share Units (“RSUs”) under the RSU Plan. An RSU is a conditional grant to receive upon vesting, a Common Share or the cash equivalent (or a combination thereof), as determined by the HRCC, and in accordance with the terms of the RSU Plan and corresponding RSU Grant Agreement. One RSU is notionally equivalent to one Common Share.

Administration

The RSU Plan is administered by the HRCC who has authority to interpret the RSU Plan, including any questions in respect of any RSU granted thereunder. The RSU Plan may be amended or terminated at any time by the Board in whole or in part.

Under the RSU Plan, the HRCC has the discretion to settle any vested RSUs in cash or in Common Shares (or a combination thereof). The HRCC has determined that any RSUs granted in 2013, 2012 or 2011, which will vest in 2016, 2015 and 2014, respectively, will be settled in cash.

Vesting and Expiry

RSUs vest three years from the date of the grant, provided the recipient remains employed with Encana on such date (“RSU Vesting Date”). RSUs which do not vest are forfeited and cancelled. In the event cash dividends are paid on the Common Shares underlying such RSUs, additional RSUs are credited to the recipient’s account in accordance with the RSU Plan. These additional RSUs vest and are paid to the recipient at the same time as the RSUs to which they relate. Upon vesting, each RSU paid out in cash will have a value equal to the closing price of a Common Share on the trading day immediately prior to the RSU Vesting Date.

Under the RSU Plan, vesting eligibility ceases upon termination of employment other than by death or retirement. In the case of death or retirement before age 60, unless otherwise determined by the HRCC, the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a pro-rata payment representing the value of the vested RSUs in respect of the period between the RSU grant date and the date of death or retirement (as applicable). In the case of death or retirement following age 60, unless otherwise determined by the HRCC, the employee (or the employee’s estate) will receive, on or following the RSU Vesting Date, a payment representing the value of the vested RSUs on the applicable RSU Vesting Date.

Other than in the event of death or retirement (as described above), or a change in control of Encana, employees must be actively employed with Encana on the RSU Vesting Date to receive any payout or distribution in respect of the vested RSUs.

For more detailed information regarding the RSU Plan, please see “Statement of Executive Compensation – Compensation Discussion and Analysis, Determination of LTI Award Value” on page 41.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of Encana have been authorized for issuance. As of December 31, 2013, there were an aggregate of 29,534,084 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	29,534,084	$24.18	19,082,775
Equity compensation plans not approved by securityholders	None	None	None

Total	29,534,084	$24.18	19,082,775

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Encana’s Objectives

Encana, its Board and its management are committed to attaining the highest standards of corporate governance. Encana believes strong corporate governance practices are good for Encana’s business which translates into enhanced shareholder value. Encana maintains a comprehensive and multi-faceted corporate governance program which is designed to work as a system to achieve this objective. Encana continually assesses and updates its practices where necessary to help ensure the continued achievement of the objective. Encana fully complies with all applicable regulatory requirements concerning corporate governance.

Encana has many stakeholders who impact, and are impacted by, our business and operations. These stakeholders include shareholders; employees; contractors; landowners; neighbours and local communities; Aboriginal communities; governments and regulators; financial institutions; private sector partners and competitors; and non-governmental and community organizations.

Encana’s corporate governance practices are a component of our larger corporate social responsibility program. While our corporate governance and other policies, practices, and guidelines are designed to ensure Encana complies with applicable legal requirements, these corporate governance practices and our larger corporate social responsibility program are also aimed more broadly at enhancing stakeholder confidence. We believe this can be achieved in part by demonstrating to stakeholders that Encana operates responsibly and ethically as a good neighbour and corporate citizen. Encana believes that enhancing stakeholder trust and confidence will result in enhanced shareholder value. This can come in many different ways, including enhanced access to lands, contractors and equipment; a higher level of trust by and smoother interactions with regulators and governments and improved relations with Aboriginal communities, non-governmental and community organizations.

Ensuring our stakeholders know who we are and what to expect from us is crucial to our success. We are committed to working with stakeholders in an honest, transparent and respectful manner, listening to their concerns and working together to find solutions. Open dialogue with stakeholders enables good decision making, helps identify and resolve issues and builds strong relationships. Effective stakeholder engagement at Encana is about building trust, communication, and collaboration. Our approach is generally tailored to meet the individual needs of our stakeholders through a wide variety of communication methods. Encana’s focus on being a leader in governance and corporate social responsibility has been recognized in a number of areas, by a number of organizations. Recent examples include:

¡

For the fourth year in a row, in 2014 Encana was ranked among the world’s most ethical large companies by The Ethisphere Institute, a leading international think-tank dedicated to the creation and advancement of best practices in business ethics, corporate social responsibility, anti-corruption and sustainability. Being named as one of the World’s Most Ethical Companies illustrates the importance Encana puts on its continued commitment to ethical leadership, compliance practices, and social responsibility.

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For the fifth year, Encana was listed as one of Corporate Knights’ Global 100 Most Sustainable Corporations in the World. Encana was one of 13 Canadian companies on the list, which includes companies from 22 countries encompassing all economic sectors, with collective annual sales in excess of $3 trillion and five million employees.

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For the ninth consecutive year, Encana was named to the Dow Jones Sustainability North American Index. Encana was among only 16 energy companies to make the list. The Dow Jones Sustainability North American Index, and respective subsets, traces the performance of the top 20 percent of the 600 largest North American companies that lead the field in terms of sustainability in the Standard & Poor’s Global Broad Market Index.

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For the fifth consecutive year, Encana has been recognized for its commitment to sound corporate governance and responsible development in the 2013 Corporate Knights’ Best 50 Corporate Citizens in Canada list. Of the 126 companies evaluated, Encana ranked among the top seven energy producers and placed 49th overall.

¡	Encana is recognized as a leader in workplace practices by the Conference Board of Canada in a case study on disability management practices.

¡	Encana was selected as one of Alberta’s Top 60 Employers, which recognizes companies in Alberta who are leading their industries by offering exceptional places to work.

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Encana was named as a finalist for the second year in a row in Corporate Secretary magazine’s Best Overall Corporate Governance – International category. The Corporate Governance Awards annually recognize the most outstanding performers that set and maintain the highest corporate governance standards and implement best-in-class governance and compliance practices.

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For the first time, Encana was named as a finalist in the Best Use of Technology in Governance, Risk and Compliance category in the Canadian Society of Corporate Secretaries’ (“CSCS”) 2013 CSCS Excellence in Governance Awards. The CSCS Excellence in Governance Awards annually recognize the important contribution governance professionals make in terms of best practices that build and sustain shareholder and stakeholder value. The awards underscore the critical role that good governance plays in sustaining the value of Canada’s public companies contributing to the competitiveness of Canada’s economy and its capital markets.

In 2013, Encana’s Business Code of Conduct (the “Code”) was approved by the Board to replace its prior Business Conduct & Ethics Practice and related policies. The Code reaffirms and reinforces Encana’s Board’s and senior management’s commitment to and expectations of all employees, officers, contractors and directors that they conduct themselves in an ethical and responsible manner and in compliance with all applicable laws.

In connection with the approval of the Code, the Board approved the following new or amended policies:

¡	Anti-Fraud Policy

¡	Disclosure Policy

¡	Confidentiality Policy

¡	Securities Trading and Insider Reporting Policy

¡	Prevention of Corruption Policy

¡	Competition and Antitrust Laws Compliance Policy

¡	Conflict of Interest Policy

¡	Corporate Responsibility Policy

¡	Political Contributions Policy

¡	Information Management Policy

¡	Privacy Policy

In 2013, Encana’s employees participated in mandatory training to review and understand all related policies, practices and guidelines with respect to the Code. In October 2013, a formal commitment to the Code was made by all employees of Encana and its subsidiaries. Contractors that do business with Encana are also expected to review, understand and abide by all applicable policies, practices and guidelines.

Corporate Governance Regulatory Compliance

In Canada, the Canadian securities regulatory authorities (the “CSA”) adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance Encana’s corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the NCG Committee. Comments are also included regarding certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 (“NI 52-110”). Encana’s approach to corporate governance meets or exceeds the best practices outlined under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 10 directors, nine of whom are independent directors. Mr. Suttles, Encana’s President & Chief Executive Officer, is the only Board member who is a member of Encana’s management and is therefore not independent.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with Encana, including business, family and other relationships.

The Board has determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with Encana which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Chairman of the Board, Mr. Woitas, is independent. Pursuant to Encana’s By-Laws, the Chairman and Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chairman of the Board is required to ensure the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. In the absence of special circumstances, it is expected that the Board will accept the resignation consistent with an orderly transition. The affected director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with Encana’s By-Laws and applicable corporate laws.

Board Tenure

The Board has established a Director Retirement Policy which provides that directors shall not stand for re-election once reaching age 71. The Director Retirement Policy provides that in exceptional circumstances where it is in the best interests of the Corporation, the Board shall be entitled to nominate any person for election at the next succeeding Annual Meeting of Shareholders of the Corporation, notwithstanding that such person has attained the age of 71 years.

Mr. O’Brien has reached the Company’s mandatory retirement age and will not be standing for re-election.

Board Meetings

In 2013, Encana held nine Board meetings and 27 Committee meetings (eight of these committee meetings were meetings of the Executive Search Committee). The overall combined attendance by Encana directors at both Board and Committee meetings was 98 percent. Encana’s directors hold in-camera sessions, without non-independent directors and management members in attendance, at regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chairman of the Board and the respective Committee Chairs act as the chair of such meetings. In 2013, there were four Board meetings and 17 Committee meetings which had in-camera sessions. The attendance record of each director is described in “Purposes of the Meeting – Election of Directors – Nominees for Election”.

All directors, with the exception of Mr. Suttles, who was not appointed as a director at such time, attended the 2013 Annual Meeting of Shareholders held on April 23, 2013.

Non-Encana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of Encana’s directors. Other public company board memberships held by director nominees of Encana are described in “Purposes of the Meeting – Election of Directors – Nominees for Election”. None of Encana’s proposed directors serve together on any other boards of reporting issuers.

BOARD OF DIRECTORS’ MANDATE

The Board has adopted a written mandate which is attached as Appendix C. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of Encana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the CEO and monitoring the CEO’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRCC reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRCC measures management’s performance and total compensation against the combined set of objectives contained in the annual Budget and the strategic plan. The Board supports management’s commitment to training and developing all employees.

Encana’s Strategic Plan

The Board is responsible for the annual review and approval of Encana’s strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews with management all materials relating to the strategic plan and receives updates from management on the strategic plan throughout the year. Management must seek Board approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to Encana and to monitor the process to manage such risks. The Audit Committee reviews and approves management’s identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

Encana provides detailed information on our business, operating and financial results on our website located at www.encana.com. Encana’s news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA (“SEDAR”) located at www.sedar.com and by the SEC (“EDGAR”) located at www.sec.gov.

The Board receives regular reports on key communications issues. Shareholders may contact Encana using:

¡	Comments via email to investor.relations@encana.com;

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Encana’s Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

¡	Encana’s transfer agent, CST via www.canstockta.com or by telephone at 1-866-580-7145 (toll-free in North America).

Expectations of Directors

The Board of Directors’ Mandate sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, the objective of which is to enhance Encana’s shareholder value as previously discussed in this Statement of Corporate Governance section. This includes appropriate practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has implemented the Business Code of Conduct for employees, officers, contractors and directors, and monitors compliance with the Code. The Code provides that any waivers of the Code for officers and directors may only be approved by the Board.

POSITION DESCRIPTIONS

Encana has written guidelines for the President & CEO, the Chair of the Board of Directors and each Committee Chair which are available on our website located at www.encana.com. The Board is responsible for monitoring the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRCC reviews and approves corporate goals and objectives relevant to the CEO’s compensation and evaluates the CEO’s performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management’s authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities, and for the continued development of existing members of the Board.

Orientation

Through our formal and comprehensive orientation program, new directors are provided with opportunities to meet with senior management to discuss key operational, financial, legal, and environmental topics specific to Encana’s business and operations and have the opportunity to visit some of Encana’s major producing properties and areas of operations.

New directors receive a detailed information package containing Encana’s strategic plan, directors’ information handbook, recently issued disclosure materials, Encana’s Corporate Constitution (the “Constitution”) and independent third party peer comparison information and are encouraged to conduct his/her own due diligence through independent meetings with the Chairman of the Board, President & CEO, or other directors.

Continuing Education

We provide continuing education opportunities for all directors to enhance their skills and to ensure each has a current understanding of Encana’s business environment. In 2013, Encana provided directors with the following opportunities:

¡	Quarterly updates on Encana’s operations, divisions and supply chain management.

¡	Quarterly overviews of risks, including a formal risk report.

¡	Quarterly overviews of market fundamentals, including analyses of commodity prices and basis differential projections, and their potential impacts.

¡

Regular attendance of Audit Committee meetings by non-Committee members interested in more in-depth discussions on Encana’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

¡	Regular attendance of Reserves Committee meetings by non-Committee members interested in more in-depth discussions on reserves.

In 2013, directors visited the Denver Julesburg (DJ) Basin in Colorado to receive an overview of our drilling, completions, production, gathering and processing operations at that location.

In addition to these specific events and other ongoing internal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as a director. All such external programs are approved by the Chairman of the Board:

¡

Ms. Nimocks attended the National Association of Corporate Directors (“NACD”) 2013 NACD Board Leadership Conference as well as over a dozen seminars on compensation, cyber security, shareholder activism and governance sponsored by NACD, Rice University, WCD WomenCorporateDirectors, Vinson & Elkins, Simmons & Company, Longnecker & Associates, KPMG, JP Morgan Chase, and Frederick W. Cook & Co. Inc.

¡

Ms. Peverett attended the Deloitte Director Series seminar on cyber risk; PricewaterhouseCoopers LLP Audit Committee Connect seminar on cloud computing and IT risk; and the Ernst & Young Audit Committee Roundtable meeting.

¡

Mr. Waterman completed the Institute of Corporate Director’s professional accreditation program. Mr. Waterman also attended the Financial Executives International (“FEI”) 2013 National Conference. Mr. Waterman was also a co-presenter at the FEI annual conference delivering the keynote address “It’s a Marathon, Not a Sprint: Observations on a Satisfying Career in Finance”.

Skills and Expertise

The following table represents the breadth of experience and expertise represented by directors currently standing for election. The Board has identified these areas of expertise as being important to Encana.

Skills and Expertise	Dea	Farley	Fowler	Nimocks	Peverett	Shaw	Suttles	Waterman	Woitas
Accounting, Finance and/or Audit[1]				●	●	●		●
Environment, Health & Safety[2]	●	●	●				●		●
Financial Expert[3]					●	●		●
Governance[4]		●	●	●	●				●
Human Resources/Compensation[5]			●	●		●		●
Merger/Acquisitions Divestitures[6]		●	●	●		●	●	●	●
Natural Gas, Oil and Liquids-rich Natural Gas Development/ Operations/Production[7]	●	●	●	●			●		●
Public Policy/Government Relations[8]	●						●	●	●
Reserves[9]	●	●			●		●		●
Risk Management[10]	●			●	●	●	●	●

Notes:

(1)	Experience in the financial services area or experience overseeing complex financial transactions or experience on an Audit Committee

(2)	Experience in the areas of environment, health and safety

(3)

A director is deemed to be a financial expert through extensive work experience in the financial industry or has been deemed to be an audit committee financial expert as defined by the United States Securities Exchange Act of 1934 (please refer to the audit committee financial expert definition under the Audit Committee section starting on page 75)

(4)	Experience overseeing governance practices – may have gained experience through work on Corporate Governance Committee or through experience as a senior executive of a major public company

(5)	Experience overseeing compensation design which may have been gained through experience as a senior executive of a major public company or through work on a Human Resources and Compensation Committee

(6)	Experience with mergers, acquisitions and/or divestitures for a major public company

(7)	Experience with various aspects of natural gas, oil and liquids-rich natural gas development and operations, including exploration, marketing and production

(8)	Experience working with local, provincial, national or international governments or gained public relations or government experience as a senior executive in a major public company

(9)	Experience with reviewing externally disclosed natural gas reserves and resources data and reserves and resources data of independent qualified reserves evaluators

(10)

Experience identifying principal corporate risks to ensure management implements the appropriate steps to manage and mitigate risks as a senior executive in a major public company or gained experience as a member of a risk committee

ETHICAL BUSINESS CONDUCT

The Constitution sets out the basis on which we will operate as a high performance, principled corporation. The Constitution, together with Encana’s Corporate Responsibility Policy and the Business Code of Conduct establish our commitment to conducting business ethically and legally.

The Code applies to all employees, officers, contractors and directors of Encana and/or its subsidiaries and makes specific reference to, among other things, the protection and proper use of Encana’s assets, conflicts of interest, fair dealings with our stakeholders and compliance with laws and regulations. All employees, officers and directors of Encana and its subsidiaries will be required to review the Code and confirm in 2014, and on a regular basis, that they understand their individual responsibilities and conform to the requirements of the Code.

Any waiver of the Code for officers or directors may only be made by the Board and will be promptly disclosed to shareholders as required by law.

Encana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which incidents that potentially violate Company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee and the Audit Committee receives reports on the nature and status of ongoing investigations and the resolutions of any investigations relating to the same. The Corporate Responsibility, Environment, Health & Safety Committee (“CREHS”) receives a quarterly summary on the nature and status of all ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board.

Encana has a 24 hour per day toll-free Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS Committee at regularly scheduled Committee meetings. The Audit Committee receives an Integrity Hotline report which relates to accounting, internal accounting controls or auditing matters.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist Encana’s executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director’s potential conflict with the President & CEO; provide advice to the Chairman for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting or applicable portion of the meeting.

Encana also has a Disclosure Policy, Confidentiality Policy and Securities Trading and Insider Reporting Policy that govern the conduct of all employees, officers, contractors and directors of Encana and/or its subsidiaries.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Investigations Practice, Integrity Hotline, the Code and the President & Chief Executive Officer General Guidelines are available on our website located at www.encana.com.

NOMINATION OF DIRECTORS

The NCG Committee is comprised exclusively of independent directors. The NCG Committee Mandate establishes the NCG Committee’s purpose, including assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors and from professional search organizations. The NCG Committee gives consideration to the appropriate size of the Board. The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates.

CORPORATE GOVERNANCE

The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices and monitors best practices among major Canadian and U.S. companies to help ensure that Encana continues to adhere to high standards of corporate governance.

The NCG Committee reviews on a periodic basis the mandates of the Committees of the Board and makes recommendations to the Board, as appropriate, with respect to such mandates.

The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION COMMITTEE

The HRCC is comprised exclusively of independent directors. The HRCC establishes the responsibilities of the HRCC which includes engaging outside resources if deemed advisable. The HRCC also has the authority to retain directly and terminate any consultant used in the evaluation of executive officer compensation.

The HRCC has two primary functions:

¡

to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRCC is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance against those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation; and

¡	to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of the Corporation’s pension and investment plans.

The Board reviews the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of Encana. The NCG Committee recommends to the Board, for approval, the directors’ compensation and the remuneration for the non-executive Chairman of the Board. See “Director Compensation” for information relating to the compensation received by the directors in 2013.

The HRCC has retained Meridian as its independent compensation advisor. Pursuant to their engagement, Meridian provides the HRCC with independent advice and information regarding our executive compensation practices, executive compensation plan design, market trends and regulatory considerations in the U.S. and Canada.

The engagement of an independent compensation advisor provides the HRCC with additional expertise and a broader independent perspective regarding our compensation program and in particular, the compensation of our executive officers. Meridian takes direction from and reports directly to the HRCC through the HRCC Chairperson. The HRCC Chairperson approves all services provided by Meridian and all compensation paid for their advisory services. Meridian has been retained directly by the HRCC and does not provide any other services to Encana. Encana has, however, formerly purchased certain publications and surveys from Meridian’s predecessor, Hewitt Associates.

Towers advises Encana management on pension matters and provides compensation surveys and information on competitive trends regarding executive compensation. Towers serves as actuary to Encana’s Canadian pension plans and in this capacity, provides pension related information regarding our executive officers, which is provided to the HRCC.

The HRCC has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

The SEC requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” as that term is defined by the SEC.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Encana’s financial statements. All of the Audit Committee members are financially literate pursuant to NI 52-110.

The SEC requires a company, like Encana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its Audit Committee, and if so, the name of the audit committee financial expert. The rule defines “audit committee financial expert” to mean a person who has the following attributes:

¡	an understanding of financial statements and generally accepted accounting principles;

¡	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

¡

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Encana’s financial statements, or experience actively supervising one or more persons engaged in such activities;

¡	an understanding of internal controls and procedures for financial reporting; and

¡	an understanding of audit committee functions.

Two Audit Committee members, Ms. Peverett and Mr. Waterman, have been determined by the Board to be “audit committee financial experts” as that term is defined by the SEC.

The Audit Committee Mandate sets out the Audit Committee’s duties and responsibilities including the following:

¡	reviewing and approving management’s identification of principal financial risks and monitoring the process to manage such risks;

¡	overseeing and monitoring our compliance with legal and regulatory requirements;

¡	receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

¡

overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

¡	overseeing audits of Encana’s financial statements;

¡	overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

¡	providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

¡	reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

For the year ended December 31, 2013, the Board and the Audit Committee have reviewed the Audit Committee Mandate and determined no substantial changes were required.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of Encana’s internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on the Company’s control environment as it pertains to Encana’s financial reporting process and controls.

The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present. The Audit Committee meets regularly in-camera with the internal auditors and the external auditors.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about Encana’s Audit Committee and a copy of the Audit Committee Mandate, please see Appendix E of our Annual Information Form dated February 20, 2014 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

Encana has 100 percent of its reserves and economic contingent resources evaluated by independent qualified reserves evaluators (“IQREs”). The Reserves Committee is comprised solely of independent directors. Pursuant to its mandate, the Reserves Committee reviews the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the annual reserves and resources estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety (“CREHS”) Committee

The CREHS Committee’s primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on Encana’s policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics. The CREHS Committee is comprised solely of independent directors.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for and oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board as a whole, the Board Committees and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are ordinarily used every two years and more abbreviated forms are used in alternating years. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions. Key take-aways from this process are used to refine and improve Board and Committee accountabilities and processes.

The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee’s assessments.

KEY GOVERNANCE DOCUMENTS

Various policies, practices and mandates support the corporate governance framework at Encana. The following documents constitute key components of Encana’s corporate governance and corporate responsibility system and can be found on our website www.encana.com

¡	Business Code of Conduct

¡	Corporate Constitution

¡	Corporate Responsibility Policy

¡	Environment Policy

¡	Health & Safety Policy

¡	Conflict of Interest Policy

¡	Investigations Practice

¡	Board of Directors’ Mandate

¡	Chair of the Board of Directors and Committee Chair General Guidelines

¡	President & Chief Executive Officer General Guidelines

¡	Audit Committee Mandate

¡	Corporate Responsibility, Environment, Health and Safety Committee Mandate

¡	Human Resources and Compensation Committee Mandate

¡	Nominating and Corporate Governance Committee Mandate

¡	Reserves Committee Mandate

OTHER MATTERS

Encana’s management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which Encana must receive shareholder proposals for the annual meeting of shareholders of Encana to be held in 2015 is December 15, 2014. All proposals should be sent by registered mail to the Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, a live audio webcast of the Meeting will be available. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning Encana, including our consolidated interim and annual financial statements and Management’s Discussion and Analysis thereon, and our latest Annual Information Form dated February 20, 2014, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

We will provide, without charge to a securityholder, a copy of Encana’s latest Annual Information Form, our 2013 Annual Report to shareholders containing the Consolidated Financial Statements for 2013 together with the Auditor’s Report thereon and Management’s Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to Investor Relations, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: 1-403-645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy or voting instruction form, please contact Phoenix, our proxy solicitation agent, at:

North American Toll Free Phone: 1-800-926-4985

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

March 17, 2014

Jeffrey G. Paulson

Vice-President, Corporate Legal Services

& Corporate Secretary

APPENDIX A

AMENDMENTS TO BY-LAW NO. 1 – ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

By-Law No. 1 of the Corporation is hereby amended by adding the following new Section 5.10 to Part Five.

5.10	Advance Notice of Nominations of Directors

(1)

Subject only to the Act, Applicable Securities Laws and the Articles of the Corporation, only persons who are nominated in accordance with the following procedures in this Section 5.10 shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”)

(i)

who, at the close of business on the date of the giving of the notice provided for below in this Section 5.10 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Section 5.10.

(2)

In addition to any other applicable legal requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form (in accordance with this Section 5.10) to the Secretary of the Corporation at the principal executive offices of the Corporation.

(3)	To be timely (in accordance with this Section 5.10), a Nominating Shareholder’s notice to the Secretary of the Corporation must be given:

(a)

in the case of an annual meeting of shareholders, not less than thirty (30) days and not more than sixty-five (65) days before the date of the annual meeting of shareholders; provided; however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (the “Proposed Nominee”):

(i)	the name, age and province or state, and country, of residence of the Proposed Nominee;

(ii)	whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iii)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the notice;

(iv)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director;

(vi)

whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(vii)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the Nominating Shareholder giving the notice:

(i)	the name and business address of such Nominating Shareholder;

(ii)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)

full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or control the voting of any shares of the Corporation;

(iv)

their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation; and

(v)

any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any Nominating Shareholder or Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that could reasonably be expected to be material to a reasonable shareholder’s understanding of the independence or qualifications, or lack thereof, of such Proposed Nominee.

In addition, to be considered timely and in proper written form (in accordance with this Section 5.10), a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

References to a “Nominating Shareholder” in this paragraph 4 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(5)

Notwithstanding any provisions in this Section 5.10 to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this Section 5.10, a notice with respect to nominees for the additional directorships required by this Section 5.10 shall be considered timely (in accordance with this Section 5.10) if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Corporation.

(6)

The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(7)

Nothing in this Section 5.10 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

(8)	For purposes of this Section 5.10:

(a)

“public announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.

(9)

Notwithstanding any other provision of this By-law No. 1, notice given to the Secretary of the Corporation pursuant to this Section 5.10 may only be given by personal delivery, facsimile transmission or specified by the Secretary by email (at such email address, if any, as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (if email delivery is specified, at any email address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been given on the subsequent day that is a business day.

(10)

Notwithstanding the foregoing, with respect to only the first annual meeting of shareholders held after the adoption by the Board of this Section 5.10 as an amendment to the Corporation’s By-Law No. 1, the timely notice requirements (in accordance with this Section 5.10) shall be varied such that a Nominating Shareholder’s notice to the Secretary of the Corporation must be given no later than the close of business on the tenth (10th) day following the first public announcement of the requirements of this Section 5.10. All other requirements of this Section 5.10 shall strictly apply to such notice and any such Nominating Shareholder.

(11)	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Section 5.10.

APPENDIX B

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”). As such, certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in this Information Circular. Additionally, certain reserves and oil and gas information disclosure has been provided in accordance with U.S. disclosure requirements.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

¡	the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

¡	the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average historical prices which are held constant;

¡	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

¡	the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S. standards require disclosure on a net (after royalties) basis;

¡	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards, and

¡

the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five-year limit after initial booking for the development of proved undeveloped reserves.

For additional information with respect to the differences between NI 51-101 requirements and U.S. requirements, please refer to Encana’s Annual Information Form dated February 20, 2014.

Certain crude oil and natural gas liquids volumes have been converted to thousands of cubic feet equivalent (“Mcfe”), billions of cubic feet equivalent (“Bcfe”) or trillions of cubic feet equivalent (“Tcfe”) on the basis of one barrel (“bbl”) to six Mcf. Mcfe, Bcfe and Tcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES

Encana’s financial statements for the year ended December 31, 2013 are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This Information Circular contains references that do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Net Debt, Return on Capital Employed, Adjusted EBITDA and Debt Adjusted Cash Flow.

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents.

Return on Capital Employed is a non-GAAP measure defined as a ratio of Net Earnings on a trailing 12-month basis excluding interest expense after tax to average invested capital (average debt plus average Shareholder’s equity).

B-1

Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, impairments, unrealized hedging gains and losses and other expenses.

Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

Net Debt to Adjusted EBITDA and Net Debt to Debt Adjusted Cash Flow are ratios that management monitors as indicators of the Company’s overall financial strength.

B-2

APPENDIX C

BOARD OF DIRECTORS’ MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

SPECIFIC

Senior Management Responsibility

¡

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

¡	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

¡	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

¡	Establish limits of authority delegated to senior management.

Operational Effectiveness and Financial Reporting

¡	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

¡	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

¡	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

¡	Ensure that an adequate system of internal control exists.

¡	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

¡	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

¡	Approve annual operating and capital budgets.

¡

Review and consider for approval all amendments or departures proposed by senior management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

¡	Review operating and financial performance results relative to established strategy, budgets and objectives.

Ethics, Integrity and Corporate Responsibility

¡

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

¡

Approve a Business Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Business Code of Conduct and approve any waivers of the Business Code of Conduct for officers and directors.

¡	Approve a Corporate Responsibility Policy which outlines Encana’s commitment to conducting business ethically, legally and in a manner that is fiscally, environmentally and socially responsible.

Board Process/Effectiveness

¡

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

¡

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

¡	Approve the nomination of directors.

¡	Provide a comprehensive orientation to each new director.

¡	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

¡	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

¡	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

¡	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

¡	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

¡

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

¡	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and senior management participation.

¡

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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